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TABLE OF CONTENTS

As filed with the Securities and Exchange Commission on May 13, 2003

Registration No. 333-101028

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Pre-Effective Amendment No. 6
to
FORM S-4
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

TRANS WORLD CORPORATION
(Exact name of registrant as specified in its charter)

Nevada (State or other jurisdiction of incorporation or organization)	7990 (Primary Standard Industrial Classification Code Number)

13-3738518
(I.R.S. Employer
Identification Number)

TRANS WORLD CORPORATION
545 Fifth Avenue, Suite 940
New York, New York 10017
(212) 983-3355
(Address, including zip code, and telephone
number, including area code, of registrant's
principal executive offices)

Rami S. Ramadan
President, Chief Executive Officer and Chief Financial Officer
TRANS WORLD CORPORATION
545 Fifth Avenue, Suite 940
New York, New York 10017
(212) 983-3355
(Name, address, including zip code, and telephone
number, including area code, of agent for service)

Copies to:
Jeffrey A. Koeppel
Sheryl Jones Alu
Elias, Matz, Tiernan & Herrick L.L.P.
734 15th Street, N.W., 12th Floor
Washington, D.C. 20005
(202) 347-0300

        Approximate date of commencement of proposed sale to the public: As promptly as practicable after this registration statement becomes effective and upon consummation of the transactions described in the prospectus.

        If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. ☐

        If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration number for the same offering. ☐

        If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier, effective registration statement for the same offering. ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities To Be Registered	Amount to be Registered(1)	Offering Price Per Share	Proposed Maximum Aggregate Offering Price(2)	Amount Of Registration Fee

Common stock, $0.001 par value per share	452,797,000	Not Applicable	$20,000,000.00	$614.00*
$1,000 principal amount Variable Rate Promissory Note due 2010	$20,000,000	100%	$20,000,000.00	$1,618.00*
8% Promissory Note Due 2006	$2,500,000	100%	$2,500,000.00	$202.25*

*
Previously paid.

(1)
Represents (a) the estimated maximum number of shares of Trans World Corporation common stock issuable upon the consummation of the note exchange offer and shall cover any additional shares of registrant's common stock which become issuable by reason of any stock dividend, stock split, recapitalization or any other similar transaction effected without the receipt of consideration that results in an increase in the number of shares of registrant's common stock; (b) the estimated proposed maximum aggregate price of the Variable Rate Promissory Notes due 2010 issuable as an alternative to the common stock in the note exchange offer; and (c) the estimated proposed maximum aggregate price of the 8% Promissory Notes due 2006 issuable to certain noteholders to pay a portion of the accrued and unpaid interest on the $20.0 million principal amount of the 12% Senior Secured Notes due March 17, 2005.

(2)
Estimated solely for purposes of calculating the registration fee pursuant to Rule 457(f) promulgated under the Securities Act.

        The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and we are not soliciting offers to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED MAY 13, 2003

PROSPECTUS

TRANS WORLD CORPORATION

Offer to Exchange 22,640 Shares of
Common Stock or
$1,000 principal amount Variable Rate Promissory Notes Due 2010 ("replacement notes")
plus, to certain Tendering Noteholders,
an 8% Promissory Note Due 2006 ("interest notes")
For
Each $1,000 principal amount of our
12% Senior Secured Notes due March 17, 2005 ("Notes")

The Common Stock

  •
  The common stock that we are offering has been authorized by our stockholders at a special meeting of stockholders held on May 13, 2003.

  •
  Each share of common stock is entitled to one vote per share on all matters to be voted upon by stockholders.

  •
  We are currently restricted by the Indentures governing the Notes from paying dividends. If all of the Notes are exchanged in this note exchange offer, we expect to retain any future earnings to finance the development of our business and do not expect to pay dividends in the future.

  •
  In the event of any liquidation, dissolution or winding up of Trans World Corporation, the holders of our common stock will be entitled to receive a pro rata share of our net assets remaining after payment of our debts and preference payments to holders of our outstanding preferred stock, if any.

  •
  Our common stock is traded on the over-the-counter bulletin board under the symbol "TWCP.OB."

The Replacement Notes

  •
  Noteholders who do not tender for our common stock may instead choose to tender for our replacement notes, subject to the conditions described herein.

  •
  Interest on the replacement notes will accrue at the rate of 6% per year for the first three years, half of which will be payable in cash annually on the anniversary date of the date of issuance and the other half will accrue and be payable on the maturity date, and at the rate of 9.3% for year four and at the rate of 10% for the last three years, each of which will be payable annually on the anniversary of the issue date.

  •
  The replacement notes will mature, and all principal will be due, on the date which is the seventh anniversary of their issue date.

  •
  The replacement notes will not be secured.

  •
  The replacement notes will be subordinated to the interest notes and will rank equally with all other debt of the Company unless otherwise requested by a financial institution lender, in which case the replacement notes will be subordinated to that senior debt of the Company.

  •
  We may redeem the replacement notes at any time prior to their maturity at par plus accrued and unpaid interest without penalty.

The Interest Notes

  •
  Certain tendering Noteholders who have not been paid accrued interest under the Notes for the September 2000, March 2001 and September 2001 interest payment dates will receive, in addition to the common stock or the replacement notes, a three year 8% promissory note. Principal and interest on the interest note will amortize monthly.

  •
  The interest notes will not be secured.

  •
  The interest notes will be senior to the replacement notes, and will rank equally with all other debt of the Company unless otherwise requested by a financial institution lender, in which case the interest notes will be subordinated to that senior debt of the Company.

  •
  We may redeem the interest notes at any time prior to their maturity at par plus accrued and unpaid interest without penalty.

Material Terms of the Note Exchange Offer

  •
  The note exchange offer, which offers our common stock or replacement notes in exchange for the Notes, expires at 5:00 p.m., New York City time, on Wednesday, June 11, 2003, unless extended.

  •
  Our completion of the note exchange offer is subject to a number of conditions, including the condition that 100% of the Noteholders must tender in the note exchange offer and that 92% of the principal amount of the Notes outstanding must be tendered for shares of our common stock. We may waive any condition with the consent of the holder of a majority of the principal amount of the Notes. Due to our ability to waive all of the conditions to the exchange offer, there is no guarantee that the transaction will result in a significant reduction in our long-term debt obligations.

  •
  Upon completion of the note exchange offer each $1,000 in principal amount of the Notes validly tendered and not withdrawn will be exchanged for 22,640 (or more, under certain circumstances) shares of our common stock or for $1,000 in principal amount of the replacement notes. Of the accrued and unpaid interest on the Notes, approximately $2.5 million will be paid by means of our interest notes to those tendering Noteholders who did not receive it previously, and the remainder of such interest and all unpaid penalties, approximately $4.0 million as of December 31, 2002, will be cancelled.

  •
  Tenders of outstanding Notes may be withdrawn at anytime prior to the expiration of the note exchange offer.

  •
  For federal income tax purposes, your exchange of Notes for common stock will be recognizable as a taxable gain to the extent that the fair market value of the common stock you receive on the closing date of the note exchange offer exceeds the principal amount of the Notes you surrendered. There will be no gain if the Notes are exchanged for our replacement notes. In addition, to the extent a Noteholder receives principal or interest on the interest note, the Noteholder will recognize income for U.S. federal income tax purposes.

  •
  We will not receive any cash proceeds from the note exchange offer.

        The note exchange offer involves a high degree of risk. See "Risk Factors" beginning on page 8 for a discussion of important factors that you should consider with respect to the note exchange offer.

        Neither the Securities and Exchange Commission nor any state securities commission nor any gaming regulatory authority, domestic or foreign, has passed on the adequacy or accuracy of this prospectus or the investment merits of our common stock, the replacement notes or the interest notes to be issued in the note exchange offer. Any representation to the contrary is a criminal offense.

The date of this prospectus is May     , 2003.

WHERE YOU CAN FIND MORE INFORMATION

        We file annual, quarterly and current reports, proxy statements and other information with the SEC under the Securities Exchange Act of 1934. You may read and copy this information at the Public Reference Room of the SEC, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330.

        You may also obtain copies of this information by mail from the Public Reference Room of the SEC, at quoted rates for copying and delivery. The SEC also maintains a web site that contains reports, proxy statements and other information about issuers, like TWC, who file electronically with the SEC. The address of that site is www.sec.gov. You may also request copies of these documents from us, without charge, upon written or oral request to Paul Benkley, Secretary, Trans World Corporation, 545 Fifth Avenue, Suite 940, New York, New York 10017, or call collect to (212) 983-3355. To obtain timely delivery of such documents, you must request the information no later than five business days prior to the expiration of the note exchange offer. The note exchange offer will expire on June 11, 2003, unless extended.

        We filed a registration statement on Form S-4 to register with the SEC the common stock, the replacement notes and the interest notes to be issued in the note exchange offer. This prospectus is a part of that registration statement. As allowed by SEC rules, this prospectus does not contain all the information you can find in the registration statement or the exhibits to the registration statement. You may obtain copies of the Form S-4 (and any amendments to those documents) in the manner described above.

        You should rely only on the information provided in this prospectus and any amendment. We have not authorized anyone else to provide you with different information. You should not assume that the information in this prospectus or any prospectus amendment is accurate as of any date other than the respective dates on the front of these documents.

        Market data used throughout this prospectus including information relating to our relative position in the casino and gaming industry is based on our good faith estimates, which estimates we based upon our review of internal surveys, independent industry publications and other publicly available information. Although we believe these sources are reliable, we have not independently verified the information and cannot guarantee its accuracy and completeness.

        We have not authorized any dealer, salesman or other person to give any information or to make any representation other than those contained or incorporated by reference in this prospectus. You must not rely upon any information or representation not contained or incorporated by reference in this prospectus as if we had authorized it. This prospectus does not constitute an offer to sell or the solicitation of an offer to buy any securities other than the registered securities to which it relates, nor does this prospectus constitute an offer to sell or the solicitation of an offer to buy securities in any jurisdiction to any person to whom it is unlawful to make such offer or solicitation in such jurisdiction.

i

SUMMARY

Introduction

        This summary highlights the material information from this prospectus. It may not contain all of the information that is important to you. To understand the note exchange offer fully, you should read the entire prospectus carefully, including the "Risk Factors" and our consolidated financial statements and notes thereto before you decide whether to exchange your Notes for shares of our common stock or for the replacement notes. References in this prospectus to "Trans World," "TWC," "the Company," "we," "us," and "our" refer to Trans World Corporation and its subsidiaries, as the context requires. References to our "shares" refer to shares of our common stock. References to our "Notes" refers to our $20.0 million principal amount 12% Senior Secured Notes due March 17, 2005 which were issued under a $17.0 million indenture dated March 31, 1998 by and among TWC, TWG International U.S. Corporation (one of our wholly-owned subsidiaries) ("TWGI"), TWG Finance Corp (another of our wholly-owned subsidiaries) ("TWGF") and U.S. Trust Company of Texas, N.A. (now The Bank of New York Trust Company of Florida, N.A.) (the "Indenture Trustee") and a $3.0 million indenture by and among the same parties dated October 15, 1999, both as supplemented (those indentures being referred to herein as our "Indentures"). The "replacement note" is the new seven year variable rate promissory note we intend to issue in exchange for the Notes if the Noteholder does not tender for the common stock and elects a debt instrument instead. The "interest note" is the new three year 8% promissory note we intend to issue to repay a portion of the accrued and unpaid interest on our Notes to those Noteholders who have not previously been paid interest for the interest payment dates occurring in September 2000, March 2001 and September 2001 only.

Our Business

        Although our headquarters are in New York City, we own and operate three casinos in the Czech Republic. The casinos, which operate under the brand name of "American Chance Casinos" and showcase themes portraying recognizable eras of American history, are located in border towns and draw a majority of their customers from Germany and Austria.

Our Current Financial Situation

        At December 31, 2002, we had a nominal working capital surplus of $4,000 and a stockholders' deficit of $14.8 million. Further, in spite of the recent conversion of $4.8 million of certain long term notes to common stock, we remain highly leveraged and, from time to time, have been unable to pay our interest and accounts payable obligations when they become due. We have been unable to meet our September 2000, March 2001, September 2001, March 2002, September 2002 and March 2003 interest payments in full (see note 4 of the notes to consolidated financial statements and "Management's Discussion and Analysis of Financial Condition or Plan of Operations" and "Risk Factors"). We have received waivers of default for the nonpayment of interest for September 2000, both interest payment dates in 2001, 2002 and 2003 from Value Partners, Ltd., a Texas limited partnership and the majority holder of the Notes, through January 1, 2004. Other Noteholders have not taken any action, to date, to enforce the Indentures against us.

        In order to operate, we have relied upon the forbearance of our Noteholders and waivers from the holder of a majority in interest of the Notes. That holder is Value Partners, Ltd., which as of the date hereof, held a controlling 57.5% of our issued and outstanding common stock and 66.6% of our long-term debt (or $13.3 million of the $20.0 million of the outstanding principal amount of the Notes). Value Partners also owns warrants having an exercise price of $1.50 per share to purchase 2,000,000 shares and warrants having an exercise price of $1.00 per share to purchase 600,000 shares which, in the aggregate, upon exercise, would result in Value Partners' beneficial ownership of common stock equaling 59.6% of our issued and outstanding shares of common stock. Value Partners has indicated to us that it will tender its Notes for common stock in the note exchange offer. Value Partners voted its shares of common stock in favor of amending our Articles of Incorporation in order to increase the number of authorized shares of common stock to facilitate the note exchange offer at the special meeting of our stockholders held on May 13, 2003.

Alternatives to the Note Exchange Offer

        In the absence of this note exchange offer, several undesirable things could happen:

  •
  Value Partners could stop providing waivers and forbearances, in which case the Notes would be deemed to be in default and would become immediately payable in full, which obligation we would not be able to repay. As a result, we might be forced to seek the protection of the U.S. Bankruptcy Code and file for reorganization under Chapter 11 of such code;

  •
  Noteholders holding more than a majority of the principal amount outstanding could cease their forebearance and request that the Trustee file an involuntary petition in bankruptcy which could force us into a reorganization or a liquidation; or

  •
  We could continue to obtain waivers and forbearances, forego any growth of our business and perhaps maintain the status quo for the foreseeable future.

If any of the above were to occur, we cannot predict whether we would be able to maintain our operations at their present state or retain our current management or attract new, qualified management.

        A bankruptcy proceeding brought under these circumstances would disrupt our business operations and shrink or eliminate our remaining value by, among other things, the possible loss of our gaming licenses in the Czech Republic in the discretion of the Czech Ministry of Finance. If the bankruptcy was one for reorganization, we believe that our current stockholders would be severely diluted or eliminated and the investment of our Noteholders could be negatively affected. In a reorganization under the bankruptcy laws, the court must find that the reorganization plan is "feasible" and all claim holders must either approve the plan of reorganization or obtain value for their claims that is not less than they would receive under a Chapter 7 liquidation. We cannot assure you that a bankruptcy court would make the necessary finding or that the various Noteholders would agree to any reorganization plan, with or without modification. If no plan of reorganization can be confirmed, our case would be converted into a liquidation under Chapter 7 of the U.S. Bankruptcy Code, where a trustee would be appointed or elected to liquidate our assets for distribution in accordance with the priorities established by the Bankruptcy Code. We believe that liquidation under Chapter 7 would result in additional administrative expenses and additional expenses and claims of other creditors, some of whom may be entitled to priority over the Noteholders (such as trade creditors). Accordingly, if we were to liquidate, it is likely that our stockholders would not receive any substantive value for their interests and the Noteholders could be negatively affected as well. Accordingly, a bankruptcy proceeding may not result in the continuation of the Company as a going concern.

        However, if the note exchange offer is successful and we are able to exchange 100% of the outstanding principal amount of the Notes for shares of our common stock, we will decrease our long-term debt from $21.1 million, inclusive of unamortized debt discount of $1.9 million as of December 31, 2002, to approximately $2.8 million (which represents the long-term portion ($1.7 million) of accrued but unpaid interest on the Notes that will be converted into interest notes and payable to certain of the Noteholders (the remaining accrued but unpaid interest and penalties (approximately $4.0 million) will be cancelled) and the approximately $1.1 million long-term portion of a loan from a Czech bank used to fund the lease buy-out of the casino property in Hate, Czech Republic located near Znojmo, Czech Republic (referred to as Znojmo).

        Our management believes that such a restructuring of our balance sheet will make us better able to finance certain planned growth opportunities in the casino industry in the Czech Republic and our planned expansion into the hotel industry in Europe. In addition, while it is anticipated that the Company's long-term debt will be significantly diminished if 100% of the Noteholders participate in the note exchange offer, because the Company has the ability to waive all of the conditions of the note exchange offer, there is no guarantee that the transaction will result in a significant reduction in our long-term debt obligations.

Our Executive Office

        Our executive office is located at 545 Fifth Avenue, Suite 940, New York, New York 10017. The telephone number at this address is (212) 983-3355.

Summary of the Note Exchange Offer

The Note Exchange Offer:	We are offering to acquire all of the Notes owned by the twelve sophisticated private investors who currently hold such Notes. We will issue shares of our common stock to each tendering Noteholder at a ratio of 22,640 shares of our common stock for each $1,000 principal amount of the Notes. Additional shares of our common stock will be issued on a pro-rata basis to each Noteholder who tenders its Notes for common stock to the extent that less than 100% of the principal amount of the Notes are tendered for common stock such that all 452,796,015 shares will be issued in the note exchange offer. If the Noteholders do not tender for shares of our common stock, they may tender for the replacement notes. Noteholders must choose to receive either common stock or the replacement notes, but cannot choose to receive a combination thereof. Noteholders who tender and who have not received interest under the Notes for the September 2000, March 2001 and September 2001 interest payment dates will also receive an interest note having a principal balance equal to such unpaid interest. All other unpaid interest will be deemed waived by the tendering Noteholder. In addition, the Company's repayment obligations under the terms of the Notes to all noteholders who tender their Notes will terminate. We may terminate the note exchange offer if less than 100% of the Notes are tendered or if less than 92% of the principal amount of the Notes tender for shares of our common stock. If the note exchange offer is terminated we may be forced to find alternative ways to handle our financial situation. See "Alternatives to the Note Exchange," above.

Conditions of the Note Exchange Offer:	Certain conditions to our offer include the requirement that 100% of the principal amount of the Notes be tendered, that 92% or more of the principal amount of the Notes tender for shares of our common stock and that our stockholders approve an amendment to our Articles of Incorporation authorizing an additional 850,000,000 shares of common stock, which occurred at the special meeting of stockholders held on May 13, 2003, so that we can engage in the note exchange offer. The determination of the fulfillment of the conditions to the note exchange offer will be made by us with the consent of Value Partners. We can waive any condition to the offer at our discretion with the consent of Value Partners, provided that no tendering Noteholder will be treated otherwise than as set forth in the Agreement and Plan of Recapitalization.
Procedures for Tendering Notes:	If you wish to accept the note exchange offer, you must complete, sign and date the Agreement and Plan of Recapitalization and the Letter of Transmittal in accordance with the instructions contained in the Letter of Transmittal, and deliver such Agreement and Letter of Transmittal, together with your original Note certificate(s), the bond power of attorney and the other required documentation to the exchange agent at its address set forth herein. See "Exchange Offer—Procedures for Tendering." If you cannot deliver all of the required documentation on time, see the guaranteed delivery procedures in "The Note Exchange Offer—Guaranteed Delivery."
Expiration Date:	The expiration date of the note exchange offer is 5:00 p.m., New York City time on Wednesday, June 11, 2003, unless extended. See "The Note Exchange Offer—Timing of the Note Exchange Offer."
Withdrawal Rights:	You may withdraw your tender at any time prior to the expiration date. See "The Note Exchange Offer—Withdrawal of Tenders."
Acceptance of Notes and Delivery of Offer Consideration:	We will accept for exchange any and all Notes which are properly tendered in the note exchange offer prior to the expiration date and not withdrawn. The common stock (or the replacement notes) issued pursuant to the note exchange offer will be delivered promptly following the expiration date, subject to satisfaction or waiver of the conditions to the note exchange offer.
The Exchange Agent:	Continental Stock Transfer & Trust Company is serving as exchange agent in connection with the note exchange offer. See "Exchange Offer—Exchange Agent."
Regulatory Approvals:	Except for the declaration of the effectiveness by the SEC of our registration statement, and the qualification under, or exemption from, state securities laws, we do not believe that we are required to obtain any other governmental or regulatory approval to engage in or close the note exchange offer.

Tax Consequences:	For federal income tax purposes, your exchange of Notes for common stock will be recognizable as a taxable gain to the extent that the fair market value of the common stock you receive exceeds the principal amount of the Notes you surrendered. To the extent that the principal amount of the Notes exchanged exceed the fair market value of the common stock received, your exchange will not be recognizable as a taxable gain or loss and we will be responsible for the payment of income tax on the income we will have received from the forgiveness of debt. In addition, any interest payment you receive as a result of the note exchange offer will be recognized as income for federal income tax purposes. See "Material U.S. Federal Income Tax Consequences."
Intention of Value Partners:	Based on information provided to us from Value Partners, we understand that Value Partners presently intends to surrender all of the Notes it holds in the note exchange for our common stock. If that occurs, the Company's repayment obligations to Value Partners under the Notes would terminate and Value Partners would receive 301,562,146 shares of common stock and, assuming that 100% of the outstanding Notes are exchanged for shares, Value Partners would, immediately after the closing of the exchange, own 330,490,432 shares or 65.7% of the total outstanding shares of our common stock. In addition, because Value Partners (and certain other Noteholders) have, in the past, agreed to waive and/or forebear the payment of interest on the Notes, we have agreed to issue to Value Partners (and certain other Noteholders) three year 8% promissory notes in the aggregate principal amount of $2,474,400. Value Partners has voted in favor of the proposal to amend our Articles of Incorporation to increase the authorized number of shares of common stock to 950,000,000, which vote ensured that such proposal was approved at the special meeting of stockholders. Value Partners has also agreed to execute, immediately prior to tendering its Notes, a Fourth Supplemental Trust Indenture which will have the effect of terminating certain provisions from the Indentures which govern the Notes, including those provisions which limit our ability to incur additional debt, engage in asset sales, incur additional liens, invest funds and deletes other material provisions in the Indentures. Such an amendment will result in the Notes being materially less restrictive on our activities immediately after the note exchange offer if any Notes have not been tendered. We and our subsidiary TWGI have agreed to indemnify Value Partners in connection with the note exchange offer. We have also agreed to file a separate registration statement in order to permit Value Partners to sell the shares of common stock it will receive in the note exchange.

Extension, Termination and Amendment:	We reserve the right, with the consent of Value Partners, at any time or from time to time to extend the period of time during which our note exchange offer remains open, amend the terms of our note exchange offer or terminate the note exchange offer and we can do so by issuing a press release or other public announcement. During any such extension, all Notes previously tendered and not withdrawn will remain subject to the offer, subject to your right to withdraw your Notes prior to the expiration date of the offer. See "The Note Exchange Offer—Extension, Termination and Amendment."
Fairness Opinion:	On November 20, 2002, Feldman Financial Advisors, Inc., Washington, D.C., advised our Board of Directors that, as of the date of their opinion, and based on and subject to certain matters stated therein, the shares of our common stock and the replacement notes offered as offer consideration is fair to our unaffiliated stockholders from a financial point of view. Feldman Financial's opinion did not address the fairness of the offer consideration to the Noteholders. See "Fairness Opinion" and Annex A.
Appraisal Rights:	Under Nevada law, you will not have any right to dissent from the note exchange offer and receive the fair value of your Notes in cash.
Accounting Treatment:	The proposed note exchange offer will be accounted for as a "recapitalization" of the Company. See "Unaudited Pro Forma Financial Information Giving Effect to the Note Exchange Offer."

Position of our Board of Directors

        Our Board of Directors believes that the note exchange offer is in the best interests of the Company and its stockholders. However, our Board of Directors is expressing no opinion and is remaining neutral with respect to the note exchange offer and urges the Noteholders to consult with their advisers and decide on their own whether to tender their Notes. Each of our three outside directors owns Notes in the principal amount of $100,000. Each such director has indicated that he will tender his Note for shares of our common stock in the note exchange offer.

Risk Factors of the Note Exchange Offer

        In deciding whether to tender your Notes pursuant to the note exchange offer you should read carefully this prospectus and the documents to which we refer you. You should carefully take into account the following risk factors:

  •
  the market value of our common stock at the time you tender your Notes may be different than at the time you receive your TWC shares in the note exchange offer; the exchange ratio for the note exchange offer will not be adjusted based upon changes in the market price of the TWC common stock;

  •
  the price of the our common stock could depend upon factors different than those affecting the value of the Notes and the price of our common stock could decline following the note exchange offer;

  •
  Noteholders who exchange their Notes for the replacement notes will maintain a senior position compared to the common stock in the event of a liquidation or winding up of the Company; and

  •
  there are general risks associated with our business, including our lack of an operating profit for the past five years, our highly leveraged financial condition, our current default in the payment of interest on the Notes (for which we have received waivers through January 1, 2004 from 66.6% of the principal amount of the Notes outstanding), the potential that future waivers will be required and not granted, our inability to service a portion of our debt as it becomes due, our need for additional financing, the risks inherent in our foreign operations, the possible loss of key personnel, intense and increasing competition, and the dilutive effect of this note exchange offer and of the currently outstanding warrants and options to purchase our common stock.

        See "Risk Factors" beginning on page 8 for a more complete discussion of these and other risk factors.

Other Factors to Consider Before Tendering Your Notes

        In addition to the risk factors, there are a variety of other factors that you should consider in determining whether to tender your Notes in the note exchange offer. Among these are the anticipated benefits that will accrue to us from a restructured balance sheet, our ability to attract outside financing once we have eliminated a significant portion of our long-term debt, the growth opportunities that will become available to us in the casino and hotel industries, and other benefits that might accrue to you indirectly as a stockholder of TWC.

Possible Reverse Stock Split

        If we consummate the note exchange offer, we presently anticipate that promptly thereafter we will engage in a reverse stock split, the effect of which will be, among other things, to decrease the number of shares of common stock outstanding and to adjust proportionately the market price of an individual share of our common stock such that there would be no change in the total value of a stockholder's investment. It is presently contemplated that we will split down both our authorized and our issued and outstanding shares of common stock so that every 100 then existing shares of common stock will equal one new share. (However, we may change the reverse split ratio for corporate purposes such as to qualify for the listing of our common stock on the Nasdaq Small Cap Market. However, we cannot guarantee that we will be able to qualify for listing on the Nasdaq SmallCap Market or, if listed, that we will be able to maintain such listing. The reverse split ratio will not affect the proportionate share ownership of any stockholder of TWC.) All fractional shares will be rounded up to the next highest whole share so that all stockholders will maintain their proportionate ownership interests and no stockholder will be cashed out. No stockholder vote is required under Nevada law for the proposed stock split.

RISK FACTORS

        The common stock or the replacement notes to be received in the note exchange offer involve a high degree of risk. Each Noteholder should carefully consider the following risk factors before deciding to exchange their Notes for common stock or replacement notes in the note exchange offer. These risk factors must be considered together with all of the other information contained in this prospectus.

Risks Related to the Note Exchange Offer

Our ability to continue as a going concern may be dependent upon the success of the note exchange offer and our ability to achieve our plan of operations.

        If we are unable to complete the note exchange offer, the future of the Company is unclear at best, and in the absence of waivers or forebearance of our defaults under the Indentures, we will not have sufficient cash flow to continue our current operations. If that occurs there is a possibility that we may be required to seek the protection of the Federal bankruptcy laws. There can be no assurance that a bankruptcy case will result in a reorganization rather than a liquidation, or that any reorganization would be on terms as favorable to the Noteholders and stockholders as the terms of the note exchange offer. If a liquidation or lengthy and non-orderly reorganization were to occur, there is a substantial risk that there would be little or no value available for distribution to the stockholders, and the Noteholders' investment also could be negatively affected. In addition, if a bankruptcy were to occur, it is possible that the Czech Ministry of Finance could, in its discretion as the regulator of gaming establishments, rescind the gaming licenses under which the Company operates its casinos. Such a rescission would result in the cessation of all of the Company's operations. Accordingly, a bankruptcy proceeding may not result in the continuation of the Company as an on-going entity. Such an event would have a severe material adverse effect on the Company's financial condition and results of operations.

        If the note exchange offer is successful, our ability to meet our financial projections and our obligations will then depend on our ability to achieve our operating plan. Accomplishing our operating plan may be affected by general economic conditions, industry trends, decisions of foreign governments and other factors beyond our control. Many of our competitors have greater financial resources and may have more operating flexibility. We may be unable to implement certain elements of our operating plan following completion of the note exchange offer due to continuing pressures on our operating cash flow.

If not all the Noteholders tender their Notes, the Indentures will remain in place.

        The covenants of the Indentures severely restrict the ability of the Company to obtain outside financing because, among other things, they require that all excess cash flow be used to repay the principal amount of the Notes and because all of our assets have been pledged as collateral to secure the repayment of the Notes. We are asking Noteholders who tender in this note exchange offer to sign the Fourth Supplemental Trust Indenture which will eliminate certain of these restrictions. If even one Noteholder refuses to exchange its Notes in the note exchange offer and the condition of the note exchange offer that 100% of the principal amount of the Notes be tendered is waived, the Indentures will remain in place and if a majority in principal amount of the Notes do not execute the Fourth Supplemental Trust Indenture, we will continue to operate under certain of these severe restrictions.

If not all Noteholders tender their Notes, we will incur ongoing expenses related to the Notes.

        The Indentures require us to make semi-annual interest payments of $1.2 million and to prepare and deliver reports to the Indenture Trustee for the benefit of the Noteholders (the costs of which are nominal). If not all Noteholders tender their Notes, and the condition of the note exchange offer that 100% of the principal amount of the Notes be tendered is waived, we will continue to incur these on-going expenses until the Notes are paid.

If not all Noteholders tender their Notes and we were to liquidate, the Noteholders would have a priority on repayment.

        If not all Noteholders tender their Notes and the condition of the note exchange offer that 100% of the principal amount of the Notes be tendered is waived, and if we were to cease operations and liquidate our assets, the Noteholders would be entitled to receive the principal and accrued and unpaid interest on the Notes out of the assets of the Company before our stockholders would receive anything. All common stockholders would thereafter receive the Company's remaining assets, if any, on an equal per share basis based on the number of shares held by each. In addition, Noteholders who receive the replacement notes and the interest notes in the note exchange offer will have a priority over our stockholders similar to that described above.

We will not pay any dividends on our common stock in the foreseeable future.

        We do not anticipate that we will be able to pay any dividends on our common stock in the foreseeable future. We are currently prohibited from paying dividends on our common stock under the terms of the Indentures and if any Noteholder does not tender, those Indentures will continue to prohibit dividends. If the note exchange offer is successful, we expect to be subject to similar restrictions on the payment of dividends on the common stock under the terms of any senior debt that we incur in the future. Notwithstanding the above, we currently intend to maintain any cash in order to enhance and expand our operations.

It is a condition of the note exchange offer that all tendering Noteholders sign the Fourth Supplemental Trust Indenture that will significantly lessen the restrictions of the Indentures on the Company.

        All Noteholders are being requested to sign the Fourth Supplemental Trust Indenture that terminates a number of provisions in the Indentures that were designed to protect the interests of the Noteholders by restricting certain activities of the Company and its subsidiaries. Once terminated, the Company will have significant freedom to, among other things, incur additional debt and engage in lines of business other than the acquisition and operation of local casinos. You should read the information in the section of this prospectus entitled "The Note Exchange Offer—Certain Effects of the Note Exchange Offer—Amendment to Indentures."

The note exchange offer will result in the tendering Noteholders owning 95.9% of our issued and outstanding common stock.

        Under the terms of the note exchange offer, if we close the note exchange offer, the equity interests of our existing stockholders (who are not also Noteholders) will be diluted to 4.1% of the total shares outstanding even if less than 100% of the Noteholders tender their Notes for shares of our common stock. The ownership interest held by all stockholders is subject to further dilution if and when we issue additional shares in the future, whether due to option or warrant exercises or for other corporate purposes.

        Moreover, if we issue our common stock at a price which is less than the average market price for the 20 consecutive trading days prior to the closing date, then we will be required to increase the number of shares of common stock that are subject to our outstanding warrants on the closing date of the note exchange offer based on such average market price. As of May 12, 2003, there were warrants to purchase 5,298,163 shares of our common stock outstanding. At this time, we estimate that we would be required to issue approximately 1,149,383 additional shares of common stock under the anti-dilution provisions of these warrants.

If the note exchange offer is closed, Value Partners would continue to control the affairs of the Company.

        If the note exchange offer is closed, assuming that 100% of the Notes are tendered for shares of our common stock, Value Partners will own 65.7% of our common stock, and, upon the exercise of all of its warrants, would own 65.9% of our common stock. As a result, Value Partners will have the ability to elect a majority of the Board of Directors and control the affairs and management of TWC. Value Partners also would have the power to approve all actions requiring stockholder approval. This high level of ownership might delay, defer, or prevent a future change in the control of TWC with which Value Partners does not agree. Value Partners, a Texas limited partnership, is currently in the process of dissolution, and could, in its discretion, distribute the common stock it receives in the note exchange offer to its limited partners, one of whom would own more than 5% of the Company's issued and outstanding shares of common stock immediately after the note exchange offer. Because the shares to be received by its limited partners will be registered and freely tradeable, the market price for our common stock could be negatively affected subsequent to the note exchange offer. Value Partners has not yet determined when it might distribute its interest in TWC. See "The Note Exchange Offer—Information Regarding Value Partners."

The additional number of shares to be authorized could be used by the Company to delay, defer or prevent a change in control.

        After the closing of the note exchange, we will have 446,875,810 shares of our common stock authorized and available for issuance without any further vote or action by our stockholders. Such an issuance could occur in the context of a public or private offering or in a situation where the common stock is used to acquire the assets or stock of another entity. The issuance of the common stock, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of delaying, deferring or preventing a change in control of the Company and in this way would have an "anti-takeover" effect on the minority stockholders, even if a change in control proposition was one that might be favorable to them. As of the date of this prospectus, the Company has no plans to issue additional shares of its common stock immediately after the note exchange offer.

We could experience further delays and limitations to our already significantly limited preexisting U.S. net operating loss carryforwards.

        At December 31, 2002, we had U.S. and foreign net operating loss carry forwards of approximately $29.9 million and $2.1 million, respectively, available to offset certain future taxes payable. However, based on limited analysis, the February 2001 warrant exercise of approximately 5.7 million shares of our common stock or earlier events may have triggered delays and significant limitations on our preexisting U.S. NOL's, pursuant to Internal Revenue Code Section 382, to the extent that substantially all of our existing U.S. NOL's, prior to February 2001, aggregating approximately $20.6 million, may be significantly limited. The U.S. NOL's generated subsequent to February 2001, aggregating approximately $9.3 million, resulted in an estimated $3.2 million tax asset at December 31, 2002 and the foreign NOL resulted in an estimated $664,000 deferred tax asset at December 31, 2002. A full valuation allowance has been established for these deferred tax assets since its realization is considered unlikely.

Risks Related to Our Business

We have an accumulated deficit and have incurred operating losses for the past five years.

        On December 31, 2002, we had an accumulated deficit of approximately $37.4 million and a stockholders' deficit of $14.8 million. For the year ended December 31, 2001, we had net income of approximately $2.4 million, but that resulted primarily from the sale of our Spanish casino subsidiary, Casino de Zaragoza, S.A. During that period, we incurred a loss from continuing operations of $4.6 million. At December 31, 2002, our operating loss was $3.3 million. Further, we are highly leveraged and, from time to time, we have been unable to pay our interest and accounts payable obligations when they become due. Our ability to achieve profitability from our continuing operations depends upon the successful management of our gaming establishments in the Czech Republic, their expansion and possible relocation, the addition of business units, and the diversification of our operations to include other sources of revenue. There can be no assurance that we will achieve profitability as a result of these operations or otherwise.

We are currently in arrears on our interest payments.

        We have failed to pay the interest due under our Notes on September 2000, March 2001, September 2001, March 2002, September 2002 and March 2003 and have incurred other events of default under our Indentures to date. We have received a waiver from Value Partners, the holder of a majority in principal amount of the Notes, for these and future defaults that will be effective through January 1, 2004. The terms of this waiver require the payment of all defaulted interest payments plus all accrued and unpaid interest thereon within ten business days following: the receipt by TWC or any subsidiary of $6.0 million or more from any borrowing or sale of equity, the payment of interest to another Noteholder, or the commencement of a voluntary or involuntary insolvency proceeding against the Company or any subsidiary Note issuer. Our Noteholders have, to date, not enforced any remedies that they might have under the Indentures. While we believe that the plan of recapitalization will result in curing all such defaults, there can be no assurance that the plan will be successful. If we cannot cure all such defaults or obtain additional waivers and/or forbearances from our Noteholders, we may be forced to reorganize or liquidate under the U.S. Bankruptcy Code or otherwise. Any failure by us to cure or obtain additional waivers will have a substantial adverse effect on our financial condition and operations.

We have had negative cash flows since 1998 and have an immediate need for cash to sustain our operations.

        We currently do not have sufficient cash to immediately meet all of our past and current obligations. As of December 31, 2002, our total current liabilities were approximately $4.2 million, which included a short-term note of $249,000, and our long-term liabilities included approximately $6.5 million of interest payable. Further, we will require additional capital for expansion of our business. We believe that we are currently in need of approximately $13.5 million in capital, including approximately $11.8 million in a combination of debt and/or equity financing, for expansion projects that are currently under consideration. For the year ending December 31, 2003, we anticipate that we will need a minimum of approximately $11.4 million in capital, including approximately $7.8 million in a combination of debt and/or equity financing, for property developments on land owned by the Company. The capital needs and financing requirements for future years will be dependent upon the size of projects identified as being desirable and our ability to generate investment capital from our cash flow or from outside equity investments or borrowings. Our ability to obtain additional financing has been limited for a number of reasons, including the fact that we are highly leveraged, have no available collateral and are more vulnerable to extended economic downturns. There can be no assurance that such financing will be available on terms favorable to us or at all. If such additional financing does not materialize, this would have a materially adverse effect on our financial condition and operations.

We have geographical concentration in Eastern Europe where a democratic form of government is fairly new.

        At this time, we have operations exclusively in the Czech Republic. We are currently seeking to develop or acquire interests in gaming operations and hotels in other European countries; however, there can be no assurance that we will be able to develop or acquire such new operations in the future.

Our gaming operations are subject to significant taxation.

        Gaming operators are typically subject to significant taxes and fees in addition to federal and state corporate income taxes, and such taxes and fees are subject to increase at any time. Any material increase in these taxes or fees would adversely affect our results of operations. We are subject to the value added tax, corporate tax, charity tax, and payroll (social) taxes in the Czech Republic. In addition, laws related to these taxes have not been in force for significant periods, in contrast to more developed market economies; therefore, implementing regulations in the Czech Republic are often unclear or nonexistent. Accordingly, few precedents with regard to issues which may arise from time to time have been established. Often, differing opinions regarding legal interpretations exist both among and within the Czech government ministries and organizations, creating uncertainties and areas of conflict. Tax declarations, together with other legal compliance areas (for example, customs and currency control matters) are subject to review and investigation by a number of different Czech authorities, which are authorized by law to impose extremely severe fines, penalties and interest charges. These facts create tax risks in the Czech Republic substantially more significant than typically found in countries with more developed tax systems. Although management believes that it has adequately provided for tax liabilities, the risk remains that relevant Czech authorities could take differing positions with regard to interpretive issues and the effect on amounts paid for taxes, fines, penalties, and interest could be significant.

We are highly dependent upon our Chief Executive Officer.

        Our ability to successfully implement our strategy of expansion and diversification, manage the Czech casinos, and maintain a competitive position will continue to depend, in large part, on the ability of Mr. Rami S. Ramadan, the Company's President, Chief Executive Officer, and Chief Financial Officer. Prior to joining TWC in 1999, Mr. Ramadan served as Executive Vice President of Finance for the Ian Schrager Hotels and, prior thereto, held financial positions with Hyatt Hotels, Euro-Disney and Meridien Hotels. The Company may also be highly dependent upon other key employees, casino managers and consultants who the Company may retain from time to time. While Mr. Ramadan and the Company recently signed an amendment to his employment agreement, which presently will terminate in July 2005, there can be no assurance that Mr. Ramadan will remain in this position through the term of his agreement.

We operate outside the United States and are subject to risks of foreign operations.

        Since July 1, 1999, all of our operations have been located outside of the United States. Operating internationally involves additional risks relating to such things as currency exchange rates, different legal or regulatory environments, political and economic risks relating to the stability or predictability of foreign governments, differences in the manner in which different cultures do business, difficulties in staffing and managing foreign operations, differences in financial reporting, operating difficulties, different types of criminal threats and other factors. The occurrence of any of these risks, if severe enough, could have a material adverse effect on our financial condition or results of operations.

We are subject to the licensing and regulatory requirements of the Czech Republic.

        Our operations are subject to regulation by each local jurisdiction in which we operate or plan to operate our business, as well as the federal laws of the Czech Republic. Each of our officers, and directors, and in certain instances, persons who have more than a 5% income or profit interest in, or who exercise significant influence over our activities, may be subject to strict scrutiny and approval from the gaming commission or other regulatory body of each jurisdiction in which we may conduct gaming operations.

        The failure to obtain and maintain any license for properties upon which we plan to operate or manage a gaming establishment in the future would have a materially adverse effect on our business. Obtaining required licenses can be time consuming and costly with no assurance of success. In the event that a required license is not granted for any particular location, our options would include effecting a transfer of substantially all of our related gaming assets to a different location or selling our interest in the gaming operations at that location to a third party. There can be no assurance that we would be able to relocate our gaming assets or sell our interests on acceptable terms or at all, and the inability to do so would have a materially adverse effect upon our business and prospects.

Our liability insurance may not provide adequate protection from claims.

        We currently maintain and intend to maintain general liability insurance in each of the locations in which we operate. While we believe that we have adequate insurance coverage, there can be no assurance that liability claims will not exceed the coverage limits of such policies or that such insurance will continue to be available on commercially reasonable terms or at all. There can be no assurance that such insurance will be adequate to cover unanticipated liabilities.

Because we will require additional financing, we could issue shares of preferred stock without prior stockholder approval.

        Our Articles of Incorporation authorize the issuance of 4,000,000 shares of "blank check" preferred stock, with designations, rights and preferences that may be determined from time to time by our Board of Directors. Accordingly, our Board of Directors is empowered, without further stockholder approval, to issue preferred stock with dividend, liquidation, conversion, voting or other rights that could adversely affect the voting power or other rights of the holders of the common stock. In the event of issuance, the preferred stock could be used, under certain circumstances, as a method of discouraging, delaying or preventing a change in control of the Company. We have no current plans to issue any shares of preferred stock. However, there can be no assurance that preferred stock will not be issued at some time in the future.

CAPITALIZATION

        The following table sets forth (i) our capitalization as of December 31, 2002, and (ii) such capitalization as adjusted to give pro forma effect to the exchange of our common stock for the Notes (assuming that 100% of the Notes are tendered for 452,796,015 shares of our common stock in the note exchange offer), the issuance of the interest notes, and cancellation of other accrued interest and penalties on the Notes, and assuming the issuance of 2,520,046 shares of our common stock issuable upon the exercise of all currently exercisable in-the-money warrants and of options that are exercisable within 60 days of December 31, 2002. The information set forth below should be read in conjunction with the "Selected Consolidated Financial Information," "Management's Discussion and Analysis of Financial Condition or Plan of Operations" and our consolidated financial statements and the notes thereto included elsewhere in this prospectus.

	At December 31, 2002
	Actual	As Adjusted to Reflect 100% Exchange for Common Stock	As Adjusted to Reflect 92% Exchange for Common Stock
	(In thousands)
LONG-TERM LIABILITIES:
Long-term debt, net of unamortized debt discount of $1,946	$19,152	$2,812	$4,412
STOCKHOLDERS' DEFICIT:
Preferred stock, $.001 par value, 4,000 shares authorized (Actual)
Common stock $.001 par value, 100,000 shares authorized (Actual), 950,000 shares authorized (As Adjusted), 50,328 shares issued and outstanding (Actual); 503,124 shares issued and outstanding (As Adjusted)	50	503	503
Additional paid-in capital	21,750	40,947	39,347
Accumulated other comprehensive income	762	762	762
Accumulated deficit	(37,395)	(35,334)	(35,334)

Total stockholders' (deficit) equity	(14,833)	6,878	5,278

Total Long-term Liabilities and Stockholders' Equity	$4,319	$9,690	$9,690

DILUTION

General

        As of December 31, 2002, our net tangible book value was $(18.4) million, or approximately $(0.37) per share of common stock. As of the same date, our net tangible book value, as adjusted, after giving effect to:

  •
  the exchange of all outstanding Notes into 452,796,015 shares of our common stock;

  •
  the issuance of the interest notes; and

  •
  the cancellation of other accrued interest and penalties on the Notes will be $3.3 million, or approximately $0.01 per share of common stock. Net tangible book value per share as adjusted is equal to our total tangible assets minus total liabilities (excluding goodwill) remaining following this note exchange offer divided by the number of shares of common stock outstanding. This represents an immediate increase in net tangible book value as adjusted of approximately $0.01 per share to the Noteholders exchanging for common stock and an immediate increase in net tangible book value as adjusted of approximately $0.37 per share to our existing stockholders.

Equity Ownership Assuming Exchange Of 100% Of Notes

        The note exchange will significantly change the ownership of our Company. The following table shows the changes in ownership assuming that 100% of the Notes are exchanged for our common stock.

			Assuming 100% Exchange
	Prior to Note Exchange
Description of Holder
	Shares	%	Shares(2)%
Noteholders(1)	29,485,901	58.6%	482,281,900	95.9%
Existing common stockholders	20,842,274	41.4	20,842,300	4.1

Total	50,328,175	100%	503,124,200	100%

(1)
Value Partners is a Noteholder and an existing common stockholder which currently owns 28,928,286 shares of our common stock (that are included in the 29,485,901 Noteholder Shares set forth in the table prior to the note exchange offer) and currently exercisable warrants to purchase 2,000,000 shares of common stock at an exercise price of $1.50 per share and currently exercisable warrants to purchase 600,000 shares of common stock at an exercise price of $1.00 per share. Value Partners also owns 66.6% of the Notes. The post-exchange Noteholder Shares of 482,281,900 includes 29,485,901 shares that were owned by Noteholders prior to the exchange. Those shares represent 5.9% of the total shares of common stock outstanding subsequent to the exchange.

(2)
All 452,796,015 shares of our common stock will be issued in the note exchange offer even if less than 100% of the principal amount of the Notes tender for the common stock. Immediately after the closing of the note exchange offer, the Company intends to engage in a 100 to 1 reverse stock split. The reverse stock split ratio is subject to change. See "The Note Exchange Offer—Possible Reverse Stock Split."

USE OF PROCEEDS

        We will not receive any cash proceeds from the note exchange offer.

MARKET FOR OUR COMMON STOCK AND RELATED STOCKHOLDER MATTERS

Historical Prices

        Our common stock is currently quoted on the OTC Bulletin Board under the symbol "TWCP.OB." As of May 8, 2003, the date of the last trade, our closing stock price was $0.08 per share. The following table sets forth the high and low prices of our common stock for fiscal years 2000, 2001 and 2002 as quoted on the OTC Bulletin Board.

Common Stock	High	Low
2000
First Quarter	$0.53	$0.38
Second Quarter	$0.39	$0.28
Third Quarter	$0.28	$0.19
Fourth Quarter	$0.28	$0.12
2001
First Quarter	$0.17	$0.12
Second Quarter	$0.12	$0.04
Third Quarter	$0.05	$0.03
Fourth Quarter	$0.05	$0.03
2002
First Quarter	$0.22	$0.04
Second Quarter	$0.20	$0.09
Third Quarter	$0.12	$0.05
Fourth Quarter	$0.18	$0.07
2003
First Quarter	$0.15	$0.08

Outstanding Warrants and Options

        As of May 12, 2003, there were:

  •
  50,328,175 outstanding shares of common stock held of record by approximately 92 accounts and approximately 302 beneficial holders;

  •
  outstanding exercisable options to purchase an aggregate of 733,500 shares of common stock exercisable within 60 days of such date;

  •
  outstanding exercisable $1.00 Series A Warrants to purchase an aggregate of 960,000 shares of common stock issued in connection with the sale of certain debt instruments;

  •
  outstanding exercisable $1.50 Series B Warrants to purchase an aggregate of 3,200,000 shares of common stock issued in connection with the restructuring of certain long-term debt;

  •
  outstanding exercisable $0.01 Series C Warrants to purchase an aggregate of 1,013,090 shares of common stock issued in connection with the March 1998 private placement; and

  •
  outstanding exercisable $0.01 Series G warrants to purchase an aggregate 125,073 shares of common stock issued in connection with the October 1999 private placement and the Notes issued in October 1999. (See "Management's Discussion and Analysis of Financial Condition or Plan of Operations—Liquidity and Capital Resources").

Dividend Policy

        We have never paid dividends on our common stock and do not, at this time, anticipate doing so in the future.

BACKGROUND OF, AND REASONS FOR,
THE NOTE EXCHANGE OFFER

Background of the Note Exchange Offer

        Our business is to acquire, develop and manage niche casino operations in Europe which feature gaming tables and mechanized devices, such as slot and video poker machines. We plan to expand our operations into the development and management of small to mid-sized hotels, which may include casino facilities. At the present time, we own and operate three casinos in border towns in the Czech Republic. The casinos, which operate under the brand name "American Chance Casinos," showcase themes portraying recognizable eras of American history and draw most of their clientele from Germany and Austria. We acquired two of these properties and the land upon which the third casino was constructed in March 1998 and borrowed $17.0 million from a group of sophisticated, private investors to fund the purchase. In October 1999, we borrowed an additional $3.0 million primarily from the same investors to retire a $1.0 million short-term debt obligation related to Casino de Zaragoza, which was acquired in April 1998, to make an interest payment of approximately $250,000 on such debt and to finance the equipping, working capital and pre-opening costs associated with the opening of the Znojmo casino.

        Since that time, we have been:

  •
  highly leveraged;

  •
  at times unable to fully meet our debt service and some of our accounts payable in a timely fashion;

  •
  dependent upon the forebearance and/or waivers of our Noteholders (primarily the majority in interest Noteholder and our largest stockholder, Value Partners) to waive certain technical and other defaults of the Indentures; and,

  •
  unable to add additional business units.

        We have taken several significant steps to improve our financial position, including:

  •
  the December 2001 sale of our Spanish casino, which reduced our liabilities by 23% ($1.3 million of the net proceeds have been earmarked for investment in a future hotel or casino project);

  •
  the March 2002 private exchange of $4.8 million of long-term debt (and related accrued interest) for 37,233,234 shares of our common stock (reducing long-term liabilities by $6.7 million, or 25%) (referred to as the LA Bond Exchange);

  •
  the expansion of our casino in Znojmo, Czech Republic (from 11 to 21 gaming tables, five of which were added in May 2001, one of which was added in October 2001 and four of which were added in July 2002);

  •
  the renovation of our casino in Ceska, Czech Republic, which was completed in May 2002;

  •
  the renovation of our casino in Rozvadov, Czech Republic, which was completed in November, 2002; and

  •
  the March 2002 buyback of the lease of the Znojmo casino building, which effectively reduced the interest rate on that facility by 13 percentage points.

        Despite these improvements, as of December 31, 2002, we had a nominal working capital surplus of $4,000 and a stockholders' deficit of $14.8 million. In addition, we are still highly leveraged and have been unable to meet our September 2000, March 2001, September 2001, March 2002, September 2002 and March 2003 interest payments in full (see note 4 to the notes to consolidated financial statements for the years ended December 31, 2002 and 2001). Failure to make these interest payments is an event of default under the Indentures. Our Noteholders have not, to date, taken any action to enforce the terms of the Indentures and we have received waivers of default for the non-payment of past and future interest from Value Partners, the majority holder of the Notes, through January 1, 2004. The terms of this waiver require the payment of all defaulted interest payments plus all accrued and unpaid interest thereon within ten business days following: the receipt by TWC or any subsidiary of $6.0 million or more from any borrowing or sale of equity, the payment of interest to another Noteholder, or the commencement of a voluntary or involuntary insolvency proceeding against the Company or any subsidiary Note issuer. There can be no assurance that we will be able to obtain additional forbearances or waivers in the future, or that one or more of the Noteholders will not take action to obtain its remedies for an event of default under the Indentures or to force the Company into an involuntary bankruptcy proceeding. If we are unable to obtain a waiver, and the note exchange offer is not closed, we will be forced to attempt to restructure our debt (which management believes is not likely to be acceptable to our Noteholders) or seek the protection afforded by the U.S. Bankruptcy Code.

        Our Board of Directors has been monitoring our cash flow situation since 1998 and has determined that the Company must act now to alleviate the debt service burden. At the direction of the Board, Mr. Ramadan has, for approximately the past two years, been discussing on a frequent but informal basis alternatives for the recapitalization of the Company with Value Partners (who has agreed to maintain the confidentiality of all non-public information provided to it and not to trade in the securities of TWC while in possession of non-public information) and to a much lesser extent, with certain other of the Noteholders. Our Board has also considered, in this regard, sales of certain of the Company's assets, and in December 2001, decided to sell our Spanish casino, primarily due to the failure of the local government to make good on its promise to provide the necessary permissions to relocate the casino to the city center. While the Board has looked at the sale of one or more of our Czech casinos, it has rejected this notion because our Czech properties are currently the foundation of our business, represent all of the Company's basic franchise value and provide all of our current cash flow which sustains our operations. It is the belief of our Board, based on recent appraisals and the current market conditions in the Czech Republic, that the sale of one or more of our Czech casinos would not be sufficient to significantly alleviate our debt burden, and that the sale of all of the casinos would not produce sufficient funds to pay off all of the Notes and our other liabilities. In addition, the Board believes that with a restructuring such as the one proposed, the Company will have the opportunity to grow revenue and become profitable and thereby result in a positive return on investment for our stockholders. A liquidation of our assets at this time would, in the Board's opinion, not provide such a return. Accordingly, the Board did not, and does not, believe that further significant asset sales would be in the best interests of the Company, its stockholders or its creditors.

        By late 2001, it became apparent to Mr. Ramadan that, after contacting approximately 86 sources of capital in the U.S. and Europe, additional financing for TWC would not be possible without a major recapitalization of the Company. At that time, Mr. Ramadan and the Board became concerned that the Company's only real alternative was to take significant steps to reduce the Company's long-term debt. In March 2002, as discussed above, seven private investors (Value Partners representing 62.5% of the total principal amount) agreed to exchange $4.8 million of our 12% Senior Secured Bonds relating to our discontinued Louisiana operations, plus $1.9 million of accrued and unpaid interest, into 37,233,234 shares of restricted common stock in a private, exempt exchange transaction.

        While the LA Bond Exchange provided some help in alleviating the debt service burden, our Board of Directors agreed that more was needed to be done to free up the Company's cash flow and to make the Company attractive to outside financiers. Mr. Ramadan analyzed and discussed with the Board a wide range of potential debt restructure scenarios before concluding that any plan that sought less than a 100% exchange of the existing debt for equity would not sufficiently address the Company's cash flow and credit rating issues to allow us to continue as a going concern or to pursue Mr. Ramadan's growth strategy for the Company. In exploring possible solutions to the Company's tenuous financial position, Mr. Ramadan and the Board carefully weighed the goals of the existing Noteholders against those of the Company's existing stockholders and concluded that moving forward under the existing conditions was of little benefit to either group. Possible debt restructure scenarios that were examined included: (i) exchange of $17.0 million of the Notes for convertible preferred stock without mandatory redemption, with a 7% dividend rate, and with conversion rights to common stock at $0.50 per share and conversion of the remaining Notes plus accrued interest and penalties to a five-year note bearing 8% interest; (ii) exchange of $15.0 million of the Notes for common stock at an exchange price of $0.12 per share and conversion of the remaining Notes plus accrued interest and penalties to a ten-year note bearing 9% interest; and (iii) exchange of the full $20.0 million Notes for common stock at an exchange price of $0.0553 per share and conversion of the accrued interest and penalties to a five-year note bearing 7% simple interest with principal payments to be made upon the availability of cash flow. Ultimately, Mr. Ramadan and the Board concluded in April 2002 that none of the alternatives that provided for less than a substantially total exchange of the Notes were viable options because they did not provide for sufficient relief of our debt burden, assist with our cash requirements or provide any balance sheet ratio improvement.

        During this period, Mr. Ramadan negotiated aspects of these potential solutions with Value Partners and the representative of the Ravich Revocable Trust of 1989. These negotiations touched on the percentage ownership that exchanging Noteholders would garner in the exchange as well as the treatment of unpaid interest and penalties. Due to the low trading price of our common stock, this resulted in an extremely large number of shares that would have to be exchanged for the $20.0 million in Notes outstanding.

        In August 2002, Mr. Ramadan drafted a proposal which had the Noteholders tendering all of their Notes in exchange for shares of the Company's common stock that would equal 90% of the issued and outstanding shares immediately after the exchange. Mr. Ramadan circulated this proposal to the Noteholders and asked that the Noteholders provide a non-binding indication of interest as to whether they would participate in such an exchange. Two of the Noteholders (the Ravich Children's Permanent Trust and the Amir Family Trust), representing $1.3 million in principal amount of the outstanding Notes, responded negatively; one Noteholder (Milfam I, L.P. holding $250,000) declined to respond (which we counted as a negative response) and the remaining nine Noteholders (whose aggregate holdings represented $18.45 million of the outstanding principal amount) verbally indicated an interest in the proposal. As it became apparent that the Ravich Children's Permanent Trust and the Amir Family Trust might not desire common stock, the need for and possible terms of the replacement notes were discussed with Value Partners and the representative of Ravich Revocable Trust of 1989.

        On August 31, 2002, at a meeting of our Board of Directors, Mr. Ramadan provided to the Board a presentation on the plan of recapitalization, a draft of the Agreement and a description of the note exchange offer. Mr. Ramadan recommended to the Board that they vote in favor of the plan. The Board reviewed the plan of recapitalization and the Agreement in conjunction with the Company's current and projected financial situation and considered the Company's history of net operating losses, the Company's short- and long-term prospects as currently capitalized, the Company's inability to obtain additional equity or debt financing, the Company's inability to grow revenues, the Company's inability to make significant capital improvements or expenditures, the nature and growth of the Company's competition in its market, general economic conditions in the United States, Germany and the Czech Republic, the estimated values of the Company's tangible assets, the general effects that a bankruptcy would have on the Company and its debt and equity holders, and the apparent willingness of Value Partners to exchange its debt interest for equity in a voluntary restructuring.

        The Board's decision to approve the terms of the exchange offer was largely based upon their conviction that, in the absence of additional debt conversion, the Company was not going to achieve anything other than the status quo for the foreseeable future. Mr. Ramadan, who had been hired by the Board in July 1999, came to the Company with a plan for expansion and diversification into the hotel industry. After extensive unsuccessful efforts to secure financing for development, including the contacting of approximately 86 potential lenders, it became abundantly clear that the Company's high debt burden and strict indenture covenants made it extremely unlikely that management would ever be successful in obtaining investment capital. Having drawn that conclusion, the outside Board members, each of whom holds $100,000 principal of the Notes, approved the exchange initiative in principle and directed management to negotiate the most favorable terms possible (to the Company) with respect to such an exchange.

        The specific factors that influenced the Board's decision were as follows:

  •
  The fact that the Company is highly-leveraged and the implications of this on the Company's ability to meet its obligations and secure financing was the single most compelling factor that convinced the Board to approve the exchange offer.

  •
  The Company's inability to meet its debt service and some accounts payable obligations in a timely fashion weighed heavily in the Board's decision to approve the exchange offer. The Board recognized that the Company's existing operations were beginning to suffer from its cash shortfall. The Company lacks sufficient capital to preserve and enhance the Company's existing assets, which will eventually lead to a loss in their value.

  •
  The Company's dependence upon waivers from Value Partners put it in an extremely tenuous position. The Company had no guarantee that Value Partners would continue to extend waivers to it, which created uncertainty. Further, the extension of waivers merely served to perpetuate and worsen the Company's financial position. As long as the Company was unable to meet its obligations, the accrued interest liability, which also includes a penalty interest element with a 17% interest rate, would continue to grow. This situation suggested that the sooner action was taken to relieve the debt burden the better the terms would be for the Company.

  •
  Growth was the cornerstone of management's strategy to return the Company to economic health. However, invocation of such a strategy was impossible under the current debt structure.

  •
  Management and the Board had been hopeful that the positive steps that the Company had taken recently would have allowed it to move forward with management's expansion plans. However, the exchange of $4.8 million of long-term debt proved to be insufficient to address the debt burden issue for potential lenders; the sale of CDZ, the Spanish casino, did not provide sufficient investment capital for the Company to complete an acquisition because the Company's development projects required additional capital on top of the $1.3 million of the net proceeds from the sale of CDZ that has been earmarked for investment; and the improvements made in the operations served, mainly, to combat growing competition rather than to dramatically improve the results of the Company's collective operations.

        Together, the factors set forth in the three paragraphs above, which represent all of the material factors that influenced the Board's decision, solidified the argument for the debt exchange initiative that the Board approved. The Board's considerations were evaluated as a whole and the Board did not provide any particular weight to any one factor over another and believed that its conclusion to approve the plan and the Agreement was based on its subjective review of the various considerations as it understood them at that time, based on its continuing oversight of the Company over the past several years.

        In late September 2002, we negotiated the terms of the interest notes with Value Partners, which, if the transaction is consummated, will hold over $2.0 million of the $2.5 million (or over 80%) interest note total. Value Partners insisted that the interest notes be amortized monthly rather than having the

Company pay simple interest annually with a bullet principal payment on an extended maturity date. Initially, Value Partners sought an interest rate of 10% while management lobbied for an interest rate of 6%. Further, Value Partners sought to minimize the term of the interest notes while management sought to maximize their duration, thereby minimizing the related drain on the Company's annual cash flow. Ultimately, the parties came to an agreement of amortization over three years at an interest rate of 8%.

        In October 2002, we revised our proposal in conjunction with our continuing discussions with Value Partners and the trustee of the Ravich Revocable Trust of 1989 by agreeing to distribute all 452.8 million shares to those Noteholders who tender for the common stock even if fewer than 100% of the Noteholders so tender, and by decreasing the minimum requirement for the tender for the common stock from 100% to 92%.

        Other specific revisions to the terms of the replacement notes and interest notes made in October 2002 included the following: A parent of the beneficiaries of the Ravich Children's Permanent Trust (who is also the trustee of the Ravich Revocable Trust) originally sought to maintain the original Notes under their existing terms. Since the high interest rate and semi-annual interest payments would have had a significant impact on the Company's cash flow and maintaining the original Note terms for only that holder would not have been fair to the other exchanging Noteholders, management pressed for replacement note terms that were more favorable to the Company. TWC's goals in the discussions were to minimize the short-term principal and interest payments, lower the Notes' 12% interest rate as much as possible, and make the interest and replacement notes equitable among all of the Noteholders. That person also sought an interest rate for the replacement notes that was at least as high as that of the interest notes, the terms of which had already been negotiated with Value Partners. The variable rate structure of the replacement notes was a compromise that allowed both parties to achieve their goals. By applying a lower interest rate (6%) in the initial three years of the replacement notes and accruing 50% of this interest, the Company was able to minimize the short-term payments related to the replacement notes. Further, the escalating interest rate allowed the Noteholders to achieve their goal of receiving an effective yield commensurate with that of the interest notes.

        On November 1, 2002, the Board approved the revised version of the Agreement and Plan of Recapitalization, a copy of which is enclosed in the materials being sent to the Noteholders with this prospectus. After being satisfied that the Agreement was finalized, our Board authorized the engagement of Feldman Financial Advisors, Inc. We engaged Feldman Financial Advisors, Inc. on November 8, 2002 to advise our Board as to whether the consideration to be offered to the Noteholders in the note exchange offer is fair to the stockholders of the Company, who are not affiliated with management or the Noteholders, from a financial point of view. Feldman performed its analysis of the note exchange offer as described in the section "Fairness Opinion." On November 20, 2002, Feldman presented its analysis to the Board and delivered to the Board its written opinion that the note exchange offer consideration was fair to our unaffiliated stockholders from a financial point of view. A copy of that opinion is attached to this prospectus as Annex A. Upon receipt of such opinion, the Board directed management to prepare the appropriate documents to effectuate the plan of recapitalization.

Reasons for the Note Exchange Offer

        If we do not complete the note exchange offer for shares of our common stock:

  •
  we would continue to be in default under the Indentures and subject to the remedies set forth in the Indentures;

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  we will be unable to secure financing for expansion;

  •
  we will be unable to invest adequate capital in our business and make appropriate capital expenditures, which could result in a loss of employees and a loss of customers if we are unable to maintain an adequate level of service and infrastructure at our casinos; or

  •
  we could be forced to reorganize or liquidate under the protection of the U.S. Bankruptcy Code.

        We are currently in default of the Indentures, but have not yet been subject to the remedies available to the Noteholders because we have received their waivers and/or forebearance to date. However, if a default were declared as of the date of this prospectus, the Indenture Trustee could require that we pay all accrued and unpaid Trustee fees and expenses to the Trustee and the entire amount of the outstanding principal and all accrued and unpaid interest to date to the Trustee for the benefit of the Noteholders which totals approximately $26.3 million. If we are unable to do so, then the Trustee may institute any action or proceeding at law or in equity for the collection of the sums due and unpaid including the enforcement of its rights under the collateral agreements, and may prosecute any such action or proceeding to judgment, and may enforce any such judgment against us and may collect such judgment in the manner provided by law out of our property wherever it is situated. Any moneys collected by the Trustee must be applied in the following order: (i) to the payment of all amounts due the Trustee: (ii) if the principal amount of the Notes is not yet due and payable, to the payment of interest in default in the order of the maturity of the installments of such interest, with interest (to the extent that such interest has been collected by the Trustee) upon the overdue installments of interest at the default rate of interest, such payments to be made ratably to the persons entitled thereto, without discrimination or preference; (iii) if the principal amount of the Notes have become due and payable, to the payment of the whole amount then owing and unpaid upon all the Notes for principal and interest, with interest upon the overdue principal, and (to the extent that such interest has been collected by the Trustee) upon overdue installments of interest at the default rate, and in case such moneys shall be insufficient to pay in full the whole amount so due and unpaid upon the Notes, then to the payment of such principal and interest, without preference or priority of principal over interest, or of interest over principal, or of any installment of interest over any other installment of interest, or of any Note over any other Note, ratably to the aggregate of such principal and accrued and unpaid interest; and (iv) to the payment of the remainder, if any, to the Company or any other person lawfully entitled thereto.

        We have not commenced a case under the U.S. Bankruptcy Code and do not, at this time, intend to do so, provided that the note exchange offer can be closed. However, if the note exchange offer is not timely closed, we may be forced to seek reorganization under Chapter 11 of the U.S. Bankruptcy Code. The commencement of a reorganization case creates an estate comprising all the legal and equitable interests of a debtor in its property as of the date the petition is filed with the court. Sections 1107 and 1108 of the Bankruptcy Code provides that a debtor may continue to operate its business and remain in possession of its property as a "debtor in possession" unless the bankruptcy court orders the appointment of a trustee. The filing of a reorganization case also triggers the automatic stay provisions of the Bankruptcy Code that provides, among other things, for an automatic stay of all attempts to collect prepetition claims from the debtor or otherwise interfere with its business or property. Except as otherwise ordered by the court, the automatic stay generally remains in effect until the confirmation of a plan of reorganization. It is the principal objective of a Chapter 11 case to formulate and confirm a plan of reorganization. This plan sets forth the means for satisfying the claims against and interests in the debtor. Typically, the plan is prepared by the debtor and negotiated with the creditors, who have differing priorities of claims. Creditors generally are required to accept less than the full amount of their claims. If the plan is approved as required by the Bankruptcy Code by the creditors and confirmed by the court, the debtor may emerge from Chapter 11 with some of its debts discharged. However, reorganization cases are highly complex and often bitterly contested by creditors who are each trying to preserve as much of their debt or investment as possible. We cannot assure you that the bankruptcy court will not appoint a trustee for our company, that the creditors will accept any plan of reorganization or that the court will ultimately make the necessary findings for us to be successful in a

Chapter 11 reorganization. Such a bankruptcy proceeding would disrupt our business operations and shrink or eliminate our remaining value by, among other things, the possibility that we could lose our gaming licenses in the Czech Republic should the Ministry of Finance determine, in its discretion as the primary gaming regulator, that we would not be able to adequately maintain our operations or pay our Czech gaming taxes.

        If no plan of reorganization can be confirmed, or if the Company cannot continue to operate, our reorganization case may be converted to a case under Chapter 7 of the Bankruptcy Code, pursuant to which a trustee would be appointed or elected to liquidate our assets for distribution in accordance with the priorities established by the Bankruptcy Code. Although we have not performed a formal liquidation analysis, because the Chapter 7 case would result in additional expenses of the bankruptcy trustee, a quick, unorderly sale of our assets and additional claims and expenses of creditors other than the Noteholders (such as employees and trade creditors) who may have priority over the Noteholders, we believe that our stockholders would likely suffer a total loss of their investments, and our Noteholders' investment could also be negatively affected.

Our Plan of Recapitalization

        We are proposing the note exchange offer to eliminate 100% (or $20.0 million as of December 31, 2002, excluding unamortized discount on the warrants) of the Notes from our capital structure. While we might be able to survive and operate as we have in the past, our ability to grow and create value for our stockholders is, today, severely hampered by the amount of our long-term debt. We believe that this recapitalization is necessary to ensure our long-term viability. We are asking all Noteholders to:

  •
  exchange the principal amount of their debt claims against us for shares of our common stock;

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  exchange part of their accrued but unpaid interest claims against us for the interest notes; and

  •
  waive and cancel all remaining accrued and unpaid interest and penalties.

        We are asking our stockholders to approve the actions necessary to permit us to be able to issue the common stock in the note exchange. Thereafter, we intend to engage in a reverse stock split, the effects of which, we believe, will be to decrease the number of shares of common stock outstanding and adjust proportionately the market price of our common stock such that there would be no change in the total value of a stockholder's investment.

        It is important that all Noteholders participate in the note exchange offer for the common stock. The Agreement is subject to many conditions, described below, one of which is that all of the Noteholders must agree to tender their Notes, and that at least 92% of the principal amount of the Notes outstanding must be tendered for shares of our common stock in the note exchange. The Board of Directors of TWC believes that is imperative that all of the Notes be exchanged in the note exchange offer so that the Indentures can be terminated and the collateral securing the Notes be released. This collateral consists of a first priority lien on the stock of TWGI, TWGF and 66% of the stock of our Czech holding companies and a first priority lien on all of our assets except the real estate securing the Znojmo loan. The Noteholders that become stockholders in the note exchange offer will be subordinating their creditor position to the Noteholders who may accept the replacement notes instead of the common stock and to the Noteholders who receive the interest notes, and to other creditors of the Company. If sufficient Noteholders do not accept the common stock in the note exchange offer, the offer will be terminated and we will be forced to reconsider how we handle our financial situation. We can waive any condition of the offer in our discretion with the consent of Value Partners.

        If 100% of the Noteholders exchange for common stock:

  •
  our long-term debt will be reduced from $21.1 million (inclusive of $1.9 million of unamortized debt discount) to only $2.8 million ($1.7 million represented by the long-term portion of the interest notes and $1.1 million represented by the long-term portion of a loan from a Czech bank to finance our purchase of the Znojmo casino building);

  •
  our annual long-term debt service will be reduced from $3.0 million (for the year ended December 31, 2002) to approximately $1.3 million;

  •
  immediately thereafter, the amount of debt that will be senior to the interest notes will be only the $1.5 million loan secured by our real estate in Znojmo, Czech Republic;

  •
  our minority stockholders will be severely diluted, from 41.4% of our outstanding shares as of the date of this prospectus, to 4.1% immediately after the closing of the note exchange offer;

  •
  Value Partners will obtain greater control over the Company, going from its current 57.5% equity interest to a 65.7% ownership interest immediately after the closing of the note exchange offer; and

  •
  our stockholders will have significantly fewer claims senior to their equity position.

        It is, however, possible that not all Noteholders will exchange their Notes for shares of our common stock. If that occurs:

  •
  our long-term debt will be reduced from $21.1 million (inclusive of $1.9 million of unamortized debt discount) to an amount equal to $2.8 million plus the principal amount of the replacement notes to be issued;

  •
  our annual long-term debt service will be reduced from $3.0 million (for the year ended December 31, 2002) to an amount approximately equal to the sum of $1.3 million plus $60 per $1,000 in principal amount of replacement notes issued;

  •
  immediately thereafter, the amount of debt that will be senior to the replacement notes and the interest notes will be only the $1.5 million loan secured by our real estate in Znojmo, Czech Republic;

  •
  our minority stockholders will be severely diluted from 41.4% of our outstanding shares as of the date hereof to 4.1% immediately after the closing of the note exchange offer (because the number of shares to be issued will not change even if less than 100% of the Notes are not tendered for our common stock);

  •
  Value Partners will obtain greater control over the Company from its current 57.5% equity interest to more than 65.7% ownership interest (since it will receive a pro-rata increase in the number of shares to be distributed if not all Noteholders tender for shares of our common stock) immediately after the closing of the note exchange offer; and,

  •
  our stockholders will have fewer claims (but more than if all Noteholders tendered for shares of our common stock) senior to their equity position.

        Because the Company cannot presently predict what the actual Noteholder response to the note exchange offer will be, we cannot presently advise you as to the specific, particular results thereof. The Company may waive any or all of the conditions to the note exchange offer, with the consent of Value Partners. In addition, while it is anticipated that the Company's long-term debt will be significantly diminished if 100% of the Noteholders participate in the note exchange offer, because the Company has the ability to waive all of the conditions of the note exchange offer, there is no guarantee that the transaction will result in a significant reduction in our long-term debt obligations. Consequently, the effects of the note exchange offer could be different from the information set forth above. In either event, however, the Company's repayment obligations under the Notes would terminate as to those Noteholders who tender their Notes and those Notes are accepted by us in the note exchange.

        TWC has many competitive advantages. Our casinos have a reputation for consistently high quality and high levels of service in a relaxed but exciting atmosphere. We have worked hard to be known as a reputable casino company in the Czech Republic through our consistent policies, professional management and strict adherence to all local gaming regulations. With an appropriate long-term capital structure and adequate working capital, we believe that our business will remain viable and can reasonably be managed to produce higher margins in the future than those experienced in 2001 and 2002. Our strengthened capital structure will enable us to retain and attract high quality personnel and, most importantly, existing and future customers.

THE NOTE EXCHANGE OFFER

General

        As of the date of the prospectus, $20.0 million in principal amount of the Notes is outstanding. This prospectus together with the Agreement, the letter of transmittal and the other documents, is first being sent to Noteholders on May 14, 2003.

The Offer

        We are offering to exchange 22,640 shares of our common stock or $1,000 principal amount of the replacement notes plus interest notes, as applicable, for each outstanding $1,000 principal amount of our Notes which is validly tendered and not properly withdrawn on or prior to the expiration date of the note exchange offer, subject to the terms and conditions described in this prospectus, the related letter of transmittal and the Agreement.

        The term "expiration date" means 5:00 p.m., New York City time, on Wednesday, June 11, 2003, unless we extend the period of time for which the offer is open, in which case the term "expiration date" means the latest time and date on which the offer, as so extended, expires.

        You will not receive any fractional shares of TWC common stock in the note exchange offer. All fractional shares will be rounded up to the next highest whole share.

        If you are the record owner of your Notes and you tender your Notes directly to the exchange agent, you will not be obligated to pay any charges or expenses of the exchange agent or any brokerage commissions. If you own your Notes through a broker or other nominee, and that person tenders the Notes on your behalf, that person may charge you a fee for doing so. You should consult your broker or nominee to determine whether any charges will apply.

        Our obligation to exchange TWC shares for the Notes in the offer is subject to several conditions referred to below under "Conditions of the Note Exchange Offer."

Timing of the Note Exchange Offer

        Our note exchange offer is scheduled to expire at 5:00 p.m., New York City time, on Wednesday, June 11, 2003. For more information, see the discussion under "Extension, Termination and Amendment" below.

Extension, Termination and Amendment

        We expressly reserve the right, in our sole discretion and with the consent of Value Partners, at any time or from time to time to extend the period of time during which our note exchange offer remains open as long as the extension occurs prior to the previously-scheduled expiration time, and we can do so by issuing a press release or other public announcement. If we decide to extend our offer, we will make an announcement to that effect no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration date. We are not making any assurance that we will exercise our right to extend our offer, although we currently intend to do so until all conditions have been satisfied or, where permissible, waived. During any such extension, all Notes previously tendered and not withdrawn will remain subject to the note exchange offer, subject to your right to withdraw your Notes prior to the expiration date.

        All conditions to the note exchange offer must be satisfied or waived by us with the consent of Value Partners before the final expiration date. Subject to Rule 14e-1 under the Exchange Act that requires that an offeror pay the consideration offered or return the securities deposited by or on behalf of the holders thereof promptly after the termination or withdrawal of a tender offer, we also reserve the right, at our sole discretion, at any time or from time to time, amend the note exchange offer in any respect (except that we cannot change the form (unless we decide to pay cash), or the value, of the offer consideration), or to terminate our offer with the consent of Value Partners and not accept for exchange or exchange any Notes not previously accepted for exchange or exchanged, by giving oral or written notice of such termination or amendment to the exchange agent and by making a press release or other public announcement.

        If we make a material change in the terms of the offer or the information concerning the offer, or if we waive a material condition of the note exchange offer, we will extend the offer to the extent required under the Exchange Act and will inform you by issuing a press release or other public announcement and will provide you with additional tender offer materials that describe such change or waiver. If, prior to the expiration date, we change the consideration offered to you, that change will apply to all holders whose Notes are accepted for exchange, pursuant to the offer. If at the time notice of that change is first published, sent or given to you, the note exchange offer is scheduled to expire at any time earlier than the tenth business day from and including the date that the notice is first so published, sent or given, we will extend the offer until the expiration of that ten business-day period. For purposes of the offer, a "business day" means any day other than a Saturday, Sunday or other day on which commercial banks in the city of New York, New York, are authorized or required by law to be closed and consists of the time period from 12:01 a.m. through 12:00 midnight, New York City time.

        Subject to applicable law and without limiting the manner in which we may choose to make any public announcement, we assume no obligation to publish, advertise or otherwise communicate any such public announcement other than by making a release to a news wire service with national circulation, or other public announcement.

Exchange of Notes; Delivery of TWC Common Stock or Replacement Notes, and Interest Notes

        Upon the terms and subject to the conditions of the note exchange offer (including, if the offer is extended or amended, the terms and conditions of the extension or amendment), we will accept for exchange the Notes validly tendered and not properly withdrawn and will exchange our common stock or replacement notes and interest notes, as applicable, for the Notes promptly after expiration of the offer in accordance with Rule 14e-1(c) of the Exchange Act.

        In all cases, exchange of the Notes tendered and accepted for exchange pursuant to the offer will be made only after timely receipt by the exchange agent of:

  •
  the original Note certificates;

  •
  if necessary, a duly executed bond power;

  •
  a properly completed and duly executed letter of transmittal;

  •
  a duly executed copy of the Agreement;

  •
  a duly executed copy of the Fourth Supplemental Trust Indenture to amend the Indentures;

  •
  an affidavit of lost Note certificate and completed indemnity bond, if your Note certificate has been lost, stolen or destroyed;

  •
  notice of guaranteed delivery, if you cannot deliver the above documents in a timely manner;

  •
  any authorizing documents (such as a power of attorney or corporate board resolutions); and,

  •
  evidence of payment or agreement to pay or exemption from any required transfer tax.

        For purposes of the note exchange offer, we will be deemed to have accepted for exchange Notes validly tendered and not properly withdrawn when, as and if we notify the exchange agent of our acceptance of the tenders of those Notes pursuant to the offer. The exchange agent will deliver shares of our common stock or the replacement notes and interest notes, as applicable, in exchange for the Notes pursuant to the offer as soon as practicable after receipt of our notice. The exchange agent will act as agent for tendering Noteholders for the purpose of receiving our common stock or replacement notes and interest notes, as applicable, and transmitting such stock or notes to you. You will not receive any interest on any stock or notes (other than contractual interest from the date of issue) that we pay you, even if there is a delay in making the exchange.

        If we do not accept any tendered Notes for exchange pursuant to the terms and conditions of the note exchange offer for any reason, we will return certificates for such unexchanged Notes at our expense.

        In the extremely unlikely event that we increase the consideration offered to Noteholders in the offer prior to the expiration date, such increased consideration will be given to all Noteholders whose Notes are tendered pursuant to the note exchange offer, whether or not such Notes were tendered or accepted for exchange prior to such increase in consideration. We do not anticipate any circumstance where we would increase the offer consideration.

No Fractional Shares of TWC Common Stock

        We will not issue certificates representing a fraction of a share of TWC common stock pursuant to the note exchange offer. Instead, each tendering stockholder who would otherwise be entitled to a fraction of a share of TWC common stock, after combining all fractional shares to which such stockholder would otherwise be entitled, will receive the next highest whole share of common stock. So, for example, if the Noteholder were entitled to 150.3 shares of TWC common stock, we would issue 151 whole shares as the offer consideration.

Procedure for Tendering Notes

        For you to validly tender the Notes pursuant to our note exchange offer, all required documents must be transmitted to and received by the exchange agent at its address set forth below or on the back cover of this prospectus prior to the expiration date.

        Signatures on all letters of transmittal must be guaranteed by an eligible institution, except in cases in which the Notes are tendered either by a registered holder of the Notes who has not completed the box entitled "Special Issuance Instructions" or the box entitled "Special Delivery Instructions" on the letter of transmittal or for the account of an eligible institution. By "eligible institution," we mean a bank, broker, dealer, credit union, savings association or other entity which is a member in good standing of a recognized Medallion Program approved by the Securities Transfer Association Inc., including the Securities Transfer Agent's Medallion Program (STAMP), the Stock Exchange Medallion Program (SEMP) and the New York Stock Exchange Medallion Signature Program (MSP) or any other "eligible guarantor institution," as that term is defined in Rule 17Ad-15 under the Exchange Act.

        The method of delivery of the original Note certificates and all other required documents, is at your option and risk, and the delivery will be deemed made only when actually received by the exchange agent. If delivery is by mail, we recommend that you use registered mail with return receipt requested, properly insured. In all cases, you should allow sufficient time to ensure timely delivery.

Terms and Conditions of the Letter of Transmittal

        The letter of transmittal is the means by which you must tender your Notes to us and elect to receive our common stock or the replacement notes (you cannot elect to receive a combination thereof). The letter of transmittal contains, among other things, the following terms and conditions, which are part of the note exchange offer.

        The party tendering the Notes for exchange will exchange, assign and transfer the Notes to us and will irrevocably constitute and appoint the exchange agent as its agent and attorney-in-fact to cause the Notes to be assigned, transferred and exchanged. We refer to the party tendering notes herein as the "transferor." The transferor will represent and warrant that it has full power and authority to tender, exchange, assign and transfer the Notes and to acquire the common stock or the replacement notes and interest notes, as applicable, issuable upon the exchange of the tendered Notes, and that, when the same are accepted for exchange, we will acquire good and unencumbered title to the tendered Notes, free and clear of all liens, restrictions, charges and encumbrances and not subject to any adverse claim. The transferor will also warrant that it will, upon request, execute and deliver any additional documents deemed by the exchange agent or us to be necessary or desirable to complete the exchange, assignment and transfer of tendered Notes to us. The transferor further agrees that acceptance of any tendered Notes by us and the issuance of the common stock or the replacement notes and of the interest notes, as applicable, in exchange for the Notes will constitute performance in full by us of various of our obligations under the note exchange offer. All authority conferred by the transferor will survive the death or incapacity of the transferor and every obligation of the transferor will be binding upon the heirs, legal representatives, successors, assigns, executors and administrators of the transferor.

        The transferor will, to the extent applicable, certify that it is not an "affiliate" of ours within the meaning of Rule 405 under the Securities Act and that it is acquiring the common stock or the replacement notes (and the interest notes, as applicable) offered hereby in the ordinary course of the transferor's business and that the transferor has no arrangement with any person to participate in the distribution of the common stock, the replacement notes (or the interest notes).

        Each Noteholder, other than a broker-dealer, must acknowledge that it is not engaged in, and does not intend to engage in, a distribution of common stock, the replacement notes (or the interest notes).

Exchange Agent

        Continental Stock Transfer & Trust Company has been appointed as the exchange agent for the note exchange offer. All executed letters of transmittal and other required documents should be directed to the exchange agent at one of the addresses set forth below:

By Registered or Certified Mail:	For Information Call:	By Hand or Overnight Delivery:
Continental Stock Transfer & Trust Company 17 Battery Place, 8th Floor New York, New York 10004 Attn: Compliance Department	(212) 509-4000 Extension 536	Continental Stock Transfer & Trust Company 17 Battery Place, 8th Floor New York, New York 10004 Attn: Compliance Department

        You should direct questions and requests for assistance, requests for additional copies of this prospectus or of the letter of transmittal and other documents and requests for notices of guaranteed delivery to the exchange agent at the address and telephone number set forth above or in the letter of transmittal.

        Delivery to an address other than as set forth on the letter of transmittal will not constitute a valid delivery.

        The note exchange offer is not being made to, and tenders will not be accepted from or on behalf of, holders of Notes in any jurisdiction in which the making of the exchange offer or the acceptance of the exchange offer would not be in compliance with the laws of the jurisdiction. However, we may, at our discretion, take such action as we may deem necessary to make the exchange offer in the jurisdiction and extend the note exchange offer to holders of Notes in the jurisdiction.

Transfer Taxes

        Noteholders will be responsible for the payment of transfer taxes, if any, applicable to the exchange of Notes pursuant to the note exchange offer. We will bill the amount of the transfer taxes directly to the tendering holder, or deduct it from the offer consideration, at our discretion, if satisfactory evidence of payment of the taxes or exemption therefrom is not submitted with the letter of transmittal. If we deduct transfer taxes from the offer consideration, we will value the common stock on the date of the closing of the note exchange offer based on the closing or last trade price of a share of the common stock on the trading day immediately prior to such closing date and will diminish the number of shares to be given to you by an amount that equals the dollar amount of the applicable transfer tax (if any). So, for example, if you were to receive 2,264,000 shares of our common stock in the note exchange offer, and the closing price on the over-the-counter bulletin board market of our stock was $0.04 per share and the transfer tax was $0.001 per share (or $2,264.00), then we would multiply the dollar amount of the tax by $0.04 to obtain the number of shares to be withheld (90.56) (and would round down in all cases to the nearest whole number or 90 in this example). If the transfer tax applies to the replacement notes or the interest notes, we would deduct such tax from the principal amount of such notes prior to their issuance.

Withdrawal Rights

        Notes tendered pursuant to the note exchange offer may be withdrawn at any time prior to the applicable expiration date and, unless we have previously accepted them pursuant to the note exchange offer, may also be withdrawn at any time after July 11, 2003.

        For your withdrawal to be effective, the exchange agent must receive from you a written, telex or facsimile transmission notice of withdrawal at its address set forth on the back cover of this prospectus, and your notice must include your name, address, social security number, the certificate number(s) and the principal amount of the Notes to be withdrawn as well as the name of the registered holder, if it is different from that of the person who tendered the Notes. If certificates have been delivered or otherwise identified to the exchange agent, the name of the registered holder and the numbers of the particular certificates evidencing the Notes withdrawn must also be furnished to the exchange agent, as stated above, prior to the physical release of the certificates. We will decide all questions as to the form and validity (including time of receipt) of any notice of withdrawal, in our sole discretion, and our decision shall be final and binding.

        An eligible institution must guarantee all signatures on the notice of withdrawal unless the Notes have been tendered for the account of an eligible institution.

        Neither we, the exchange agent, nor any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or will incur any liability for failure to give any notification. Any Notes properly withdrawn will be deemed not to have been validly tendered for purposes of our offer. However, you may retender withdrawn Notes by following the procedures discussed under "Procedure for Tendering Notes" or "Guaranteed Delivery" at any time prior to the expiration date.

Guaranteed Delivery

        If you wish to tender Notes pursuant to the note exchange offer and your Note certificates are not immediately available or you cannot deliver the certificates and all other required documents to the exchange agent prior to the expiration date, your Notes may nevertheless be tendered, so long as all of the following conditions are satisfied:

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  you make your tender by or through an eligible institution;

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  a properly completed and duly executed notice of guaranteed delivery, substantially in the form made available by us, is received by the exchange agent as provided below on or prior to the expiration date; and

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  the certificates for all tendered Notes, in proper form for transfer, together with a properly completed and duly executed letter of transmittal (or a manually signed facsimile thereof), with any required signature guarantees and all other documents required by this prospectus, the Agreement and the letter of transmittal are received by the exchange agent within three Nasdaq National Market trading days after the date of execution of such notice of guaranteed delivery.

        You may deliver the notice of guaranteed delivery by hand or transmit it by facsimile transmission or mail to the exchange agent and you must include a guarantee by an eligible institution in the form set forth in that notice.

        In all cases, we will exchange Notes tendered and accepted for exchange pursuant to our note exchange offer only after timely receipt by the exchange agent of all required documents.

Effect of Tender

        The tender of the Notes pursuant to any of the procedures described above will constitute a binding agreement between us and you upon the terms and subject to the conditions of the note exchange offer.

        We will determine all questions as to the validity, form, eligibility (including time of receipt) and acceptance for exchange of any tender of the Notes, in our sole discretion, and our determination shall be final and binding. We reserve the absolute right to reject any and all tenders of the Notes that we determine are not in proper form or the acceptance of or exchange for which may, in the opinion of our counsel, be unlawful. No tender of the Notes will be deemed to have been validly made until all defects and irregularities in tenders of the Notes have been cured or waived. Neither we, the exchange agent, nor any other person will be under any duty to give notification of any defects or irregularities in the tender of any Notes or will incur any liability for failure to give any such notification. Our interpretation of the terms and conditions of our offer (including the letter of transmittal and instructions thereto) will be final and binding.

Material U.S. Federal Income Tax Consequences

        The following is a discussion of the material U.S. federal income tax consequences of the exchange of the Notes for TWC common stock or the replacement notes in the note exchange offer. The discussion which follows is based on the U.S. Internal Revenue Code of 1986, as amended, regulations promulgated thereunder, administrative rulings and pronouncements and judicial decisions as of the date hereof, all of which are subject to change, possibly with retroactive effect. Any such change could alter the tax consequences discussed in this document. The discussion below is also based on representations made by TWC. If any of these representations is inaccurate, the tax consequences of the note exchange offer could differ from those described in this document.

        The discussion below, except where specifically noted, does not address the effects of any state, local or non-U.S. tax laws. In addition, the discussion below relates to persons who hold the Notes and will hold TWC common stock as capital assets. The tax treatment of a Noteholder may vary depending upon such Noteholder's particular situation, and certain Noteholders may be subject to special rules not discussed below, including for example, partners of partnerships that hold the Notes or will hold TWC common stock, insurance companies, tax-exempt organizations, financial institutions and broker-dealers. In addition, this discussion does not address the tax consequences to any Noteholder who is a not a U.S. Holder.

        As used in this section, a "U.S. Holder" means a beneficial owner of a Note who exchanges its Note for TWC common stock or the replacement notes and who is, for U.S. federal income tax purposes:

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  a citizen or resident of the U.S;

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  a corporation, partnership or other entity, other than a trust, created or organized in or under the laws of the U.S. or any political subdivision thereof;

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  an estate whose income is subject to U.S. federal income tax regardless of its source; or

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  a trust: (x) if, in general, a court within the U.S. is able to exercise primary supervision over its administration and one or more U.S. persons have authority to control all of its substantial decisions, or (y) that has a valid election in effect under applicable U.S. treasury regulations to be treated as a U.S. person.

        Tax matters are very complicated, and the tax consequences of the note exchange offer to you will depend upon the facts of your particular situation. Accordingly, we strongly urge you to consult your own tax adviser to determine the particular federal, state, local or foreign income or other tax consequences to you of the note exchange offer.

        TWC has made the following representations to its tax counsel:

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  The note exchange offer will be consummated in compliance with the terms of the Agreement.

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  None of the terms and conditions of the Agreement have been waived or modified, and the Company has no plan or intention to waive or modify any such term or condition.

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  A valid business purpose exists for the note exchange offer which is unrelated to the avoidance of federal income tax.

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  The Company will pay its respective expenses, if any, incurred in connection with the note exchange offer.

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  The Company is not an investment company as defined in Section 368(a)(2)(F)(iii) and (iv) of the Internal Revenue Code.

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  TWC is not under the jurisdiction of a court in a Title 11 or similar case within the meaning of Section 368(a)(3)(A) of the Internal Revenue Code.

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  The fair market value of the TWC common stock to be exchanged for the Notes equals or exceeds the principal amount of the Notes surrendered in the note exchange offer.

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  No cash in lieu of fractional shares of TWC Common Stock will be paid.

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  No event occurring subsequent to the filing of the Registration Statement on Form S-4 filed by TWC with the SEC has come to the attention of TWC that causes it to believe that any of the information set forth therein (including, but not limited to, all representations, warranties, covenants and undertakings), insofar as such information relates to TWC, contains any untrue statement of a material fact or omits to state a material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.

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  Following the note exchange offer, TWC will comply with the record-keeping and information requirements of Treasury Regulation Section 1.368-3. The note exchange offer will be reported for federal income tax purposes by TWC as a reorganization and TWC will not take any position on any federal, state or local income or franchise tax return, or take any other tax reporting position, that is inconsistent with the treatment of the note exchange offer as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code unless otherwise required by a "determination" (as defined in Section 1313(a)(1) of the Internal Revenue Code to be a decision by the U.S. Tax Court or a judgment, decree or other order by any court of competent jurisdiction which has become final) or by applicable state or local tax law or by a change in law after the closing date of the note exchange offer (and then only to the extent required by such applicable state or local law or change in law).

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  The Company has no plan or intention to redeem or otherwise acquire any of the common stock to be issued in the note exchange offer.

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  Following the note exchange offer, TWC will continue to conduct the same business that it conducted prior to the note exchange offer.

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  The note exchange offer is a single, isolated transaction and is not part of a plan to periodically increase the proportionate interest of any shareholder in the assets or earnings and profits of TWC.

        On the basis of the foregoing and based upon facts and representations regarding factual matters made by TWC and that are consistent with the state of facts that the Company believes will be existing as of the closing date of the note exchange offer, the opinion of Elias, Matz, Tiernan & Herrick L.L.P., Washington, D.C., special counsel to TWC, with respect to the material federal income tax consequences of the note exchange offer is as follows:

            (i)  when consummated in accordance with the terms of the Agreement, the exchange of Notes for TWC common stock or the replacement notes or the interest notes in the note exchange offer will constitute a "recapitalization" within the meaning of Section 368(a)(1)(E) of the U.S. Internal Revenue Code and, accordingly, TWC will not recognize any taxable gain or loss as a result of the note exchange offer (except as described in paragraph (viii) below);

           (ii)  to the extent that the fair market value of the TWC common stock exceeds the principal amount of the Notes surrendered in the exchange, Noteholders should recognize taxable gain for federal income tax purposes upon receipt of TWC common stock for the Notes in satisfaction of the outstanding principal amount of the Notes;

          (iii)  to the extent that the fair market value of the TWC common stock does not exceed the principal amount of the Notes surrendered in the exchange, Noteholders will not recognize taxable gain or loss for federal income tax purposes upon the receipt of TWC common stock for the Notes in satisfaction of the outstanding principal amount of the Notes;

          (iv)  the aggregate tax basis for federal income tax purposes to each Noteholder of the TWC common stock received in exchange for the Notes pursuant to the note exchange offer will equal such Noteholder's aggregate tax basis in the Notes surrendered in exchange therefore, reduced by the amount of any cash consideration received, and increased by the amount of taxable gain, if any, recognized by such Noteholder in the note exchange offer;

           (v)  the new interest notes to be issued to pay a portion of the accrued but unpaid interest on the Notes will not require the Noteholder to recognize any gain or loss until principal or interest is paid thereon, at which time the Noteholder must recognize both the principal and interest paid as taxable income;

          (vi)  the holding period for the TWC common stock received by a Noteholder pursuant to the offer will include the holding period of the Notes surrendered in exchange therefore;

         (vii)  the Noteholders that exchange their Notes solely for replacement notes will not recognize any taxable gain to the extent the principal amount of the replacement notes does not exceed the principal amount of the Notes;

        (viii)  TWC will realize income from the cancellation of indebtedness to the extent the amount of the Notes (including any accrued interest) surrendered in the exchange is more than the fair market value of the TWC common stock, replacement notes or interest notes issued in exchange for the Notes; and,

          (ix)  to the extent the accrued and unpaid interest on the Notes is cancelled, a Noteholder will not recognize any capital gain or loss.

Appraisal Rights

        Under Nevada law, Noteholders do not have the right to dissent from the note exchange offer and receive the fair value of their Notes in cash.

Conditions Of The Note Exchange Offer

        General.    The note exchange offer is subject to a number of conditions, which are described below. These conditions, other than those involving receipt of necessary government approvals, must be satisfied or, where permissible, waived prior to the expiration date of the note exchange offer for the offer to be consummated:

        Minimum Condition.    The note exchange offer is conditioned on a minimum of 100% of the principal amount of the outstanding Notes (or $20.0 million) being tendered for exchange and a minimum of 92% of the principal amount of the outstanding Notes (or $18.4 million) being tendered for exchange for shares of our common stock.

        Registration Statement Effectiveness Condition.    The registration statement on Form S-4, of which this prospectus is a part, must have become effective under the Securities Act and not be the subject of any stop order or proceedings seeking a stop order.

        Delivery of Required Documents.    The tendering Noteholders must complete, execute and/or deliver the letter of transmittal, the Agreement, the original Note certificate, the bond powers accompanying the Note certificate, the Fourth Supplemental Trust Indenture to amend the Indentures in order to eliminate certain restrictive covenants in the Indentures, any authorizing documents, and evidence of payment or exemption from any applicable transfer taxes.

        Other Conditions of the Note Exchange Offer.    The note exchange offer is also subject to the conditions that, at the time of the expiration date of the offer, none of the following shall have occurred and be continuing which, in our good faith judgment and that of Value Partners, the holder of a majority in principal amount of the outstanding Notes, regardless of the circumstances, makes it inadvisable to proceed with the offer:

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  there shall be any statute, rule, regulation, judgment, order or injunction enacted, entered, enforced, promulgated or deemed applicable to the note exchange offer, or any suit, action or proceeding shall be taken by any third party or (domestic or foreign) governmental entity:

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  seeking to prohibit or impose any material limitations on our ownership or operation (or that of any of our subsidiaries or affiliates) of all or a material portion of our businesses or assets;

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    seeking to compel us or our subsidiaries and affiliates to dispose of or hold separate any material portion of our business or assets;

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    seeking to restrain or prohibit the making or consummation of the note exchange offer or the issuance of our common stock or the performance of any other transactions contemplated by the Agreement;

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    seeking to obtain from us any damages that would be reasonably likely to have a material adverse effect on us;

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    imposing, or seeking to impose, material limitations on our ability or rendering us unable, to accept for exchange or exchange some or all of the Notes pursuant to the note exchange offer; or

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    which otherwise is reasonably likely to have a material adverse effect on us; or

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  there shall have occurred:

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  and be continuing as of the closing of the note exchange offer or the closing date, as applicable, any general suspension of trading in, or limitation on prices for, securities on the New York Stock Exchange, the American Stock Exchange or in the Nasdaq National Market System, for a period in excess of 24 hours;

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  and be continuing as of the closing of the note exchange offer or the closing date, as applicable, a declaration of a banking moratorium or any suspension of payments in respect of banks in the United States (whether or not mandatory);

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  any limitation or proposed limitation (whether or not mandatory) by any United States governmental authority or agency that has a material adverse effect generally on the extension of credit by banks or other financial institutions;

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  any change in general financial bank or capital market conditions which has a material adverse effect on the ability of financial institutions in the United States to extend credit or syndicate loans (such as if federal banking regulators, by regulation or policy, significantly restrict loan underwriting standards or substantially limit or prohibit financial institutions from selling loans to one another); or

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  in the case of any of the situations in the first through fourth clause, above inclusive, existing at the time of the commencement of the offer, a material acceleration or worsening thereof; or

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  the representations and warranties of the Noteholders set forth in the Agreement shall not be true and accurate as of the date of consummation of the offer as though made on or as of such date;

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  the failure of the Noteholder to obtain and deliver any third party consents and satisfactory evidence of the resolution of any third party conflicts relating to the transactions described in the Agreement;

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  the stockholders of TWC shall have failed to have approved the amendment to our Articles of Incorporation to increase the authorized shares of common stock from 100,000,000 shares to 950,000,000 shares;

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  the failure of the Board of Directors of TWC to receive an opinion satisfactory to us, of an independent financial advisory firm selected by our Board of Directors, that the note exchange is "fair to the unaffiliated stockholders of the Company from a financial point of view;"

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  we shall not have received an opinion of our special counsel relating to the federal income tax consequences of the note exchange offer;

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  any change or development involving a prospective change in our business or financial affairs or in any of our subsidiaries which, in our reasonable judgment, might materially impair our ability to proceed with the note exchange offer or might materially impair the contemplated benefits of the note exchange offer to us; or

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  the Agreement shall have been terminated in accordance with its terms.

        The conditions to the offer are for our benefit and may be waived by us with the consent of Value Partners, in whole or in part at any time and from time to time prior to the expiration date of the note exchange offer, other than the registration statement effectiveness condition described above, provided, however, that no tendering Noteholder shall be treated otherwise than in accordance with the terms of the Agreement. Our failure to exercise any of the foregoing rights shall not be deemed a waiver of any right and each right shall be deemed an ongoing right which may be asserted at any time and from time to time prior to the expiration date of the offer.

Agreement And Plan Of Recapitalization

        General.    We are asking that all tendering Noteholders sign and return a copy of the Agreement together with their letter of transmittal and the other required documents. The Agreement is a binding agreement between TWC and the Noteholders and sets forth certain of the terms and conditions of the note exchange offer. A copy of the Agreement is being provided to each Noteholder together with this prospectus. Noteholders are urged to read the entire Agreement as the discussion set forth in this prospectus is qualified in its entirety by reference thereto.

        Material Terms of the Agreement.    The material terms of the Agreement are set forth in this prospectus. Terms not otherwise described elsewhere in this prospectus include:

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  All Noteholders must tender their Notes for shares of common stock or the replacement notes. Noteholders holding at least 92% of the principal amount of the Notes outstanding must tender for shares of our common stock. If all Noteholders have not so tendered in accordance with the conditions of the note exchange offer, we may terminate the offer without completing it. If this occurs, we might be forced to seek the protection of the U.S. Bankruptcy Code.

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  While the exchange ratio is set at 22,640 shares of common stock for each $1,000 of principal amount of Notes tendered, if less than 100% of the principal amount of the Notes are tendered for shares of our common stock, the exchange ratio will be adjusted so that the number of shares to be issued to the Noteholders who do tender for common stock will be equal to 90% of the total shares of common stock of TWC outstanding immediately after the closing of the note exchange offer. Accordingly, if any Noteholder does not tender its Notes for shares of our common stock, all Noteholders who do so tender will receive additional shares of common stock on a pro-rata basis. So, if 92% of the principal amount of the Notes are tendered for common stock, that would leave 8% of the common stock to be divided among the tendering Noteholders based on the ratio of the principal amount of the Notes they tendered to the total principal amount of all Notes tendered for common stock. In this example, if a Noteholder tendered a Note with the principal amount of $100,000.00, then instead of receiving 2,264,000 (had all Noteholders tendered for common stock), it would receive 2,460,900 shares.

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  Upon our acceptance of the Notes in the note exchange offer, the Noteholder shall be deemed to have waived any and all violations or breaches by TWC under the Notes and/or Indentures and all claims of Noteholders under the Notes and/or Indentures shall be cancelled, rendered void and thereby terminated.

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  The Noteholder will be responsible for the payment of any transfer or other tax incurred in the tender of its Notes in the note exchange offer.

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  Any lost, stolen or missing Note certificates may be surrendered for the note exchange consideration if the Noteholder takes certain prescribed steps and indemnifies TWC against such loss.

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  All interest, totaling approximately $2.5 million, which was accrued and unpaid on the Notes for the interest payment dates September 17, 2000, March 17, 2001 and September 17, 2001, will be paid to certain Noteholders to whom it is owed after the closing of the note exchange offer by means of a three year, 8% promissory note (the interest note). All interest and penalties due on the Notes after September 17, 2001, amounting to approximately $4.0 million as of December 31, 2002, will be waived, cancelled and forgiven by all of the tendering Noteholders.

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  Prior to the effectiveness of the registration statement on Form S-4, of which this prospectus is a part, we must file with the SEC a new registration statement on Form S-1 to register the shares of common stock that Value Partners will receive in the note exchange. The new registration statement will permit Value Partners to distribute such shares to its limited partners and will permit its limited partners to freely sell such shares in the public market.

        Representations and Warranties of the Company.    The Company will represent and warrant to the Noteholders that (among other things):

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  It, and its subsidiaries, have been duly incorporated, they have the requisite corporate power and authority to enter into the Agreement, the Agreement does not contravene any provision of their organizational documents or any court order or agreement binding the Company or any of its assets, the violation of which would have a material adverse effect on TWC.

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  The Agreement is a valid and binding agreement of the Company.

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  The common stock to be issued to the Noteholders will be duly authorized, validly issued, fully paid and non-assessable and not subject to any encumbrance by TWC.

        Representations and Warranties of the Noteholders.    The Noteholders will represent and warrant to TWC that (among other things):

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  Each Noteholder is the owner of the Notes and the Notes are not subject to any encumbrances and that when accepted for exchange, TWC will acquire good, marketable and unencumbered title to the Notes. Each Noteholder has the authority to enter into the Agreement without the need to obtain any third party consent.

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  The Agreement has been duly authorized, executed and delivered and is a valid and binding agreement of each Noteholder and its successors and assigns.

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  The Agreement does not contravene any organizational documents of the Noteholder, violate any law, regulation or court order, or any agreement to which the Noteholder is bound or result in the creation of any lien on the Notes.

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  The Noteholder has such knowledge and experience in financial and business matters so that it is capable of evaluating the merits and risks of an investment in TWC's common stock or the replacement notes, and each Noteholder has obtained its own legal, accounting and tax advice to the extent it has deemed necessary to do so.

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  The Noteholder has no present arrangement to sell the shares of common stock or the replacement notes it is to receive in the note exchange offer.

        Covenants of the Noteholders.    Each Noteholder will covenant and agree with TWC that it will:

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  perform all of its obligations under the Agreement in a timely manner and deliver all required documentation to the Company to effectuate the exchange including the Fourth Supplemental Trust Indenture that will terminate several material portions of our Indentures;

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  cooperate with us in the preparation of our securities filings;

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  obtain all third party consents, at the Noteholder's expense, that we may deem necessary or appropriate in order to permit us to obtain good title to the Notes when we accept them for exchange;

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  not take any action that could result in a material adverse effect to the Company prior to the closing date of the note exchange offer; and

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  give us notice if the Noteholder discovers any event that would likely cause any of its material representations or warranties to be untrue or inaccurate, or of any failure to comply with the Noteholder's obligations under the Agreement, or of any communication from any third party alleging the need to obtain a third party consent, or if the Noteholder becomes aware of any material adverse effect relating to TWC.

        We have agreed that all obligations of the Noteholders are several and not joint and that no Noteholder will be held liable for the breach by any other Noteholder.

        Termination.    The Agreement may be terminated:

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  By the mutual consent of us and the holders of a majority in principal amount of the Notes;

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  By us if (i) a statute, rule or executive order has been enacted that prohibits the note exchange and/or issuance of the common stock on the terms contemplated by the Agreement, or (ii) any governmental entity has issued a final order or taken any other action in each case permanently enjoining or otherwise prohibiting the note exchange and/or issuance of the common stock; (iii) if the note exchange offer has not been consummated or extended on or before the 60th day following the commencement of the note exchange offer; or (iv) if there shall be a material breach by any Noteholder of any of its representations, warranties, covenants or agreements contained in this Agreement; or

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  By any Noteholder with respect to such Noteholder's obligations if there shall be a material breach by the Company of any of its representations, warranties, covenants or agreements contained in this Agreement as to such Noteholder.

        In the event of termination of the Agreement by either the Company or an individual Noteholder(s), the Agreement shall forthwith become void and have no effect, without any liability or obligation on the part of Company and such Noteholder(s), except for certain portions of the Agreement that will survive.

        Amendment.    The Agreement may be amended only by an instrument in writing signed by the Company and Noteholders holding a majority of principal amount of the Notes (for non-material changes) and by the Company and each Noteholder (for material amendments) at any time prior to the closing date. In addition, we expressly reserve the right to modify the material terms of the note exchange offer with the prior written consent of the holders of not less than a majority of the principal amount of the Notes, but we cannot change the form (however we reserve the right to substitute cash for our common stock) or decrease the value of the offer consideration. We, and the holders of not less than a majority of the principal amount of the Notes, will determine if a modification to the note exchange offer is material. We may also extend the expiration date of the note exchange offer at our discretion until all conditions have been satisfied or waived.

        At any time prior to the closing date, any party may:

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  extend the time for the performance of any of the obligations or other acts of the other party,

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  waive any inaccuracies in the representations and warranties of the other party contained in the Agreement or in any document delivered under the Agreement; or

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  waive compliance by the other party with any of the agreements or conditions contained in the Agreement.

Certain Legal Matters and Regulatory Approvals

        General.    Except as set forth herein, we are not aware of any notice, filing, approval or other action by or with any governmental entity or administrative or regulatory agency that would be required for our note exchange offer. Should any such approval or other action be required, we presently contemplate that such approval or other action will be sought. While, except as otherwise described in this prospectus, we do not presently intend to delay the acceptance for exchange of the Notes tendered pursuant to the note exchange offer pending the outcome of any such matter, there can be no assurance that any such approval or other action, if needed, would be obtained or would be obtained without substantial conditions or that failure to obtain any such approval or other action might not result in consequences adverse to our business or that certain parts of our business might not have to be disposed of, or other substantial conditions complied with, in the event that such approvals were not obtained or such other actions were not taken or in order to obtain any such approval or other action. We intend to make all required filings under the Exchange Act.

        Resales of the Securities.    The Company believes that the common stock, the replacement notes and the interest notes issued pursuant to the note exchange offer in exchange for the Notes may be offered for resale, resold and otherwise transferred by the holder, other than any holder who is a broker-dealer or an "affiliate" of ours within the meaning of Rule 405 of the Securities Act, without further compliance with the registration and prospectus delivery requirements of the Securities Act.

However, any holder who is:

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  an "affiliate" of ours;

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  who has an arrangement or understanding with respect to the distribution of the common stock to be acquired pursuant to the note exchange offer; or

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  any broker-dealer who purchased the Notes from us to resell pursuant to any available exemption under the Securities Act,

must comply with the registration and prospectus delivery requirements of the Securities Act. We intend to file, at our expense, a registration statement with the SEC to permit Value Partners, or its limited partners, to immediately resell the common stock it receives in the note exchange offer.

        In addition, to comply with the securities laws of various jurisdictions, if applicable, the common stock, the replacement notes and the interest notes may not be offered or sold unless they have been registered or qualified for sale in the jurisdiction or an exemption from registration or qualification is available and is complied with. We have agreed, pursuant to the Agreement and subject to specified limitations therein, to register or qualify the common stock for offer or sale under the securities or blue sky laws of the jurisdiction as any Noteholder reasonably requests. The registration or qualification may require the imposition of restrictions or conditions including suitability requirements for offerees or purchasers, in connection with the offer or sale of any common stock.

        Non-U.S. Approvals.    We are unaware of any requirement for the filing of information with, or the obtaining of the approval or consent of, governmental authorities in any non-U.S. jurisdiction that is applicable to the note exchange offer.

Certain Effects of the Note Exchange Offer

        Effects on the Market.    The Notes are not publicly traded and are not listed for trading on any market. Accordingly, there will be no delisting and no market disruption if the note exchange offer is completed. However, the market for the Company's common stock, as traded on the over-the-counter bulletin board, may experience disruption resulting from the significant number of shares of common stock that will be issued in the note exchange offer and will be available for trading immediately after the closing of the note exchange offer. See "Dilution." This could result in a substantial decrease in the trading price of shares of our common stock for an indefinite period of time. See also the risk factors set forth in "Risk Factors—Risks Related to the Note Exchange Offer," including "The note exchange offer will result in the tendering Noteholders owning 95.9% of our issued and outstanding common stock," "If the note exchange offer is closed, Value Partners would continue to control the affairs of the Company," and "The additional number of shares to be authorized could be used by the Company to delay, defer or prevent a change of control." See also those risk factors under the heading "Risk Factors—Risks Related to Our Business—Because we will require additional financing, we could issue shares of preferred stock without prior stockholder approval."

        Exchange Act Registration.    The shares of common stock, the replacement notes and the interest notes to be issued as offer consideration have been, or will be, registered under the Exchange Act.

        Financing of the Offer.    The common stock required to consummate the note exchange offer is intended to come from TWC's authorized but unissued shares. On May 13, 2003, at a special meeting, our stockholders approved the proposal to increase the number of authorized shares of the Company's common stock from 100,000,000 to 950,000,000 in order to facilitate the note exchange offer. We anticipate that we will finance the interest payments on the replacement notes and the interest notes by cash generated by our existing and future operations. However, we cannot assure you that we will have sufficient cash flow in the future to pay such interest or to sustain our operations.

        Amendment to Indentures.    All Noteholders who agree to tender will also execute a Fourth Supplemental Trust Indenture which will amend the Indentures pursuant to which the Notes were issued. This amendment will terminate the following material provisions of the Indentures, which are summarized as follows:

  •
  Section 3.7—which requires that the Company maintain its properties in good working order and condition, make all necessary repairs, maintain property insurance on its properties, maintain its existence, rights and franchises, comply with applicable law and pay all applicable taxes;

  •
  Section 3.8—which requires the Company to punctually pay when due all other indebtedness and perform all covenants required by other debt instruments;

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  Section 3.9—which requires the Company to maintain true and accurate books and records in accordance with generally accepted accounting principles;

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  Section 3.10—which prohibits the Company's subsidiary, TWGI, and its other subsidiaries from incurring additional debt, except for purchase money debt, working capital not to exceed $100,000 and certain other minor debt;

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  Sections 3.12 (a) and (c)—which limits the Company from making asset sales unless the sale is for fair market value and the consideration is at least 85% in cash and which prohibits the Company's other subsidiary, TWGF, from making any asset sales except as permitted by its indenture;

  •
  Section 3.13—which prohibits the Company and its subsidiaries, TWGI and TWGF, from declaring or setting apart for payment any sum for any dividend or purchasing, redeeming or otherwise acquiring or retiring for value any capital stock or debt from any holders thereof;

  •
  Section 3.14—which limits the ability of TWGI or any of its subsidiaries to pay dividends or make any other distributions to TWGI or to any subsidiary, pay any indebtedness owed to TWGI or to any subsidiary thereof, make loans or advances to TWGI or to any subsidiary thereof, transfer any of its properties or assets to TWGI or to any subsidiary thereof, grant liens or security interests on the assets of TWGI or its subsidiaries in favor of the holders of the Notes or guarantee the Notes or any renewals or refinancings thereof;

  •
  Section 3.15—which limits the ability of TWGI to make investments, except for certain permitted investments and which prohibits TWGF from making any investments;

  •
  Section 3.16—which prohibits TWGI and its subsidiaries from creating any liens on its assets and prohibits the Company from creating any liens on the stock of TWGI or TWGF;

  •
  Section 3.17—which limits transactions among affiliates of the Company except for transactions that are on terms no less favorable than could have been obtained with third parties and, if in excess of $250,000, must be accompanied by an opinion of an independent investment banking firm that the transaction is "fair" to TWGI or such subsidiary;

  •
  Section 3.18—which requires that upon a change of control of the Company, TWGI or TWGF each holder may require that its Notes be paid in full together with all accrued but unpaid interest;

  •
  Section 3.19—which requires that TWGI and its subsidiaries not engage in any business other than acquiring and operating local casinos outside of the United States of America and that TWC and its other subsidiaries (other than TWGI and its subsidiaries) not engage in any business other than acquiring and operating local casinos inside the United States;

  •
  Section 3.20—which prohibits the Company or any subsidiary from paying any Noteholder anything of value for any consent, waiver or amendment to the Indentures or the Notes unless the same consideration is paid to all Noteholders;

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  Section 3.21—which limits TWGI and its subsidiaries from engaging in certain sale and leaseback transactions;

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  Section 3.23—which states that all businesses of the Company outside of the United States will be under the control of TWGI and that all businesses of the Company inside the United States (except TWGF) will be under the control of the Company;

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  Section 3.24—which states that TWGI will be responsible for all costs of its operations, those of the Company's administrative operations and of TWGF and its subsidiaries;

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  Section 3.29—which states that the Company will execute the necessary documents to grant the Noteholders a security interest in the collateral securing the Notes and will pay the legal fees of the Noteholders in that financing;

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  Section 4.3—the requirement of the Company and TWGI to provide financial statements to the Noteholders on certain dates; and,

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  Sections 5.1 (e), (f), (i), (j), (k), (l), (m) and (n)—which states that the following are "events of default" under the Notes: a default under any other indebtedness in an amount greater than $300,000; the failure to pay a final judgment in an amount greater than $300,000; the loss of its gambling license in the Czech Republic; the indictment of any officer or key employee; fraud by an officer or key employee; the failure to pay or the inability to pay debts as they become due; the occurrence of any event which the holders of more than 50% of the principal amount of the Notes believe is materially adverse to the condition, operations, properties or prospects of the Company; and any event which occurs within twelve months that reduces the value of the collateral by more than $300,000.

        The Fourth Supplemental Trust Indenture will also add provisions to the Indenture that to the extent the principal amount of the Notes is diminished by the note exchange offer, the principal amount and accrued interest on the funding note from TWGI to TWGF will be reduced in a similar amount. It also provides that the agreements relating to the collateral securing the Notes may be modified by the Company as may be necessary or desirable to: cure any ambiguity, defect or omission or correct or supplement any provision; grant to or confer upon the Trustee for the benefit of the Noteholders any additional rights, remedies, powers, authority or security that may be lawfully granted; add to the agreements of the issuers of the Notes (i.e., the Company, TWGI and TWGF) other agreements thereafter to be observed or to surrender any right or power therein reserved to the issuers; modify such documents to reflect the consummation of the note exchange offer, including but not limited to the reduction of the principal amount of the Notes outstanding; and make any other change that is not materially adverse to the interests of the Noteholders. No other changes may be made to the Notes without the consent of the holder of at least a majority of the Notes then outstanding, provided, however, nothing will permit, without the consent of all of the existing Noteholders, an extension of the time for payment of any amounts under the Notes, a reduction in the amount of any payment under the Notes, the creation of a lien or pledge of assets pledged to the payment of the Notes contrary to the provisions of the Indentures, a preference or priority of any Note over any other Note, a reduction of the principal amount of the Notes required to obtain consent to any amendment as provided in the Indentures, or an extension or reduction in the payment of any other amount payable on or in connection with the Indentures.

        Because the Fourth Supplemental Trust Indenture will significantly affect the rights of all Noteholders who do not participate in the note exchange offer, Noteholders are urged to read the Fourth Supplemental Trust Indenture in full prior to signing and returning it to the Company.

        These changes will materially lessen the restrictions on the operations of TWC and its subsidiaries if executed by a majority in principal amount of the Notes outstanding. Value Partners has indicated that it intends to execute the Fourth Supplemental Trust Indenture. A copy of the form of the Fourth Supplemental Trust Indenture is filed, as an exhibit to the Registration Statement of which this prospectus is a part. See "Where You Can Find More Information." We have also provided each Noteholder with a copy of the Fourth Supplemental Trust Indenture with the other tender offer materials.

Possible Reverse Stock Split

        If we consummate the note exchange offer and exchange shares of our common stock for the Notes, we presently anticipate that, immediately thereafter, we will have 950,000,000 shares of common stock authorized and approximately 503,124,190 shares of common stock outstanding. In order to decrease the number of shares of common stock outstanding and adjust proportionately the market price of an individual share of common stock such that there would be no change in the total value of a stockholder's investment, and to help provide for a more orderly and liquid trading market for our common stock, we intend to engage in a reverse stock split to decrease both the number of authorized shares of common stock and the number of issued and outstanding shares of common stock. It is presently contemplated that we will amend our Articles of Incorporation under Nevada law to split our shares down, so that every 100 then existing shares will equal one new share. (However, we may change the reverse stock split ratio prior to filing the necessary documents with the Secretary of State of Nevada for corporate purposes, such as to qualify for the listing of our common stock on the Nasdaq Small Cap Market. However, we cannot guarantee that we will be able to qualify for listing on the Nasdaq Small Cap Market, or if listed, that we will be able to maintain such listing. The reverse stock split ratio will not affect the proportionate share ownership of any stockholder of TWC.) Accordingly, if this split-down were to become effective, the number of authorized shares of common stock would become 9,500,000 and the number of issued and outstanding shares of common stock would become approximately 5,032,812. No fractional shares will result from the reverse stock split. All fractional shares will be rounded up to the next highest share. As a result, no shareholder of the Company will have his proportional ownership decreased and no shareholder will be cashed out.

Warrants

        At May 12, 2003, we had currently exercisable warrants to purchase an aggregate of 5,298,163 shares of our common stock. While many of the warrants were issued in conjunction with the Notes, the warrants will not be affected by the note exchange offer and will continue to remain outstanding thereafter. However, to the extent that shares of common stock are issued in the note exchange at a price which is less than the average market price for the 20 consecutive trading days prior to the closing date, we will be required to increase the number of shares of common stock that are subject to our outstanding warrants based on such average market value. We estimate that we would be required to issue approximately 1,149,383 additional shares of common stock under these warrant anti-dilution provisions.

        Except with respect to Value Partners and certain members of our Board of Directors who own our Notes, who may be deemed to be an "affiliate" of the Company, because the warrants were issued more than two years prior to the date of this prospectus, in accordance with Rule 144(k) under the Securities Act, all common stock for which the warrants are currently exercisable would be freely tradeable without having to be registered.

        Under the terms of the warrants, the shares to be issued upon exercise will be adjusted in the same proportion as our issued and outstanding shares as a result of the proposed reverse stock split.

Options

        At May 12, 2003, we had options to purchase an aggregate of 733,500 shares of our common stock exercisable within 60 days of such date under the 1998 Incentive Stock Option Plan and the 1999 Non-Employee Director Stock Option Plan. In-the-money options represented 35.4% of that amount as of such date. The aggregate value of the unexercised in-the-money options at May 12, 2003 was $15,450.00.

        The options granted to directors and employees of the Company will not be affected by the note exchange offer.

        Under the terms of the options, however, the shares to be issued upon their exercise will be adjusted in the same proportion as our issued and outstanding shares of common stock as a result of the proposed reverse stock split.

Board of Directors

        The current members of our Board of Directors will continue to serve until the next Annual Meeting of Stockholders following the completion of the note exchange offer, which will occur in the June 2003. At that time, all of our current directors will be up for renomination and/or election. If the note exchange offer is completed, the Noteholders will own up to 95.9% of our issued and outstanding shares of common stock and will be in a position to elect or replace one or more of our current directors, in their discretion. Immediately after the completion of the note exchange offer, assuming that 100% of the Notes are tendered and exchanged for shares of our common stock, Value Partners will own 65.7% of our issued and outstanding shares and will be in a position to control our corporate affairs. Each of our three outside, independent directors own Notes in the principal amount of $100,000. Each such director has indicated that he will tender his Notes for shares of our common stock in the note exchange offer. Directors who hold the Notes may have an interest in the note exchange offer which differs from stockholders who are not also Noteholders.

Accounting Treatment

        The proposed note exchange offer will be accounted for as a recapitalization of the Company (see "Unaudited Pro Forma Information Giving Effect to the Note Exchange Offer.").

Fees and Expenses

        TWC's fees and expenses in connection with the offer are estimated to be approximately $350,000 including the SEC filing fee and the fees of the financial printer, Feldman Financial, counsel to the Company and to Value Partners, auditors and other professionals. We will obtain all of such funds from our available capital resources.

        In addition, we have retained Continental Stock Transfer & Trust Company as the exchange agent. We will pay the exchange agent reasonable and customary fees for its services in connection with the offer, will reimburse the exchange agent for its reasonable out-of-pocket expenses and will indemnify the exchange agent against certain liabilities and expenses, including certain liabilities under the U.S. federal securities laws. Noteholders will be responsible for the payment of withholding or stock transfer taxes, if any may be applicable.

        We have retained Feldman Financial Advisors, Inc. to provide to our Board of Directors a fairness opinion regarding the consideration to be paid to the Noteholders in the note exchange offer. We have paid Feldman Financial a fee of $25,000 and have reimbursed it for its out-of-pocket expenses of $724. We have also agreed to indemnify Feldman Financial against certain liabilities and expenses in connection with this engagement. Prior to the date of such engagement, we had no relationship with Feldman Financial, and Feldman Financial is not otherwise affiliated with TWC, our Board of Directors or Value Partners.

        We have not retained any dealer-manager or information agent in connection with the note exchange offer and except as set forth above, we will not pay any fees or commissions to any broker, dealer or other person for soliciting tenders of the Notes pursuant to the note exchange offer. We will also pay the expenses related to the special meeting of our stockholders, and will reimburse brokers, dealers, commercial banks and trust companies and other nominees, upon request, for customary clerical and mailing expenses incurred by them in forwarding offering materials to their customers.

Information Regarding Value Partners

        Value Partners, Ltd. is a Texas limited partnership whose principal executive office is located at 4514 Cole Avenue, Suite 808, Dallas, Texas 75205 and its business telephone number is (214) 522-2100. Value Partners' principal business is investment in and trading of capital stocks, warrants, bonds, notes, debentures and other securities. The general partner of Value Partners is Ewing & Partners, a Texas general partnership, whose principal business is the management of Value Partners and other affiliated investment funds. The managing general partner of Ewing & Partners is Timothy G. Ewing. The location of the principal executive office and business telephone number of Ewing & Partners and Mr. Ewing are the same as for Value Partners. During the last five years, neither Value Partners, Ewing & Partners nor Mr. Ewing has been convicted in a criminal proceeding or been a party to any judicial or administrative proceeding that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws.

        Mr. Ewing is a U.S. citizen and is employed as the managing general partner of Ewing & Partners. Mr. Ewing has held this position since 1998 and was general partner of Fisher Ewing Partners, the predecessor to Ewing & Partners, from 1991 to 1998. In addition to managing Value Partners, Ewing & Partners is also manager of Endurance Partners, L.P. and Endurance Partners (Q.P.), L.P., both of which are limited partnerships whose principal business is investment in and trading of securities. Mr. Ewing has also served on the board of directors of both public and private companies. Mr. Ewing currently serves as director for Cherokee, Inc., a publicly traded company that licenses apparel and is located at 6835 Valjean Ave., Van Nuys, California 91406. Mr. Ewing has been a director of Cherokee, Inc., since 1997. Mr. Ewing is also currently a director of Harbourton Financial Corp., a publicly traded real estate financing company, and has held such position since 1998. Harbourton Financial Corp. is located at 8180 Greensboro Drive, Suite 525, McLean, Virginia 22101. From 1996 to 2002, Mr. Ewing was a director of First Fidelity Bancorp, Inc., a privately held real estate financing company until its merger with Hawthorne Financial Corporation. Hawthorne Financial Corporation is located at 2381 Rosecrans Ave., El Segundo, California 90245. From 1997 to 2001, Mr. Ewing was a director of the Carolco Liquidating Trust, the liquidating trust of Carolco Pictures, Inc., which prior to its bankruptcy was a movie producer. The business address for Carolco Liquidating Trust is 8671 Wilshire Blvd., Suite 610, Beverly Hills, California 90211.

        Value Partners is an affiliate of the Company due to its beneficial ownership of 57.5% of the TWC's issued and outstanding common stock, 66.6% of TWC's long-term debt, and warrants to purchase an aggregate of 2,600,000 shares of TWC's common stock. Value Partners is currently in dissolution and anticipates liquidating its assets and distributing either assets or cash to its limited partners. Given the nature of the partnerships assets, Value Partners believes that the liquidation process will be lengthy and could take several years to complete.

FAIRNESS OPINION

        Our Board of Directors retained Feldman Financial to deliver an opinion as to the fairness, from a financial point of view, to our unaffiliated common stockholders of the offer consideration to be paid by the Company to the Noteholders in the note exchange offer. Unaffiliated stockholders are those holders of our common stock who are not affiliated with management or the Noteholders. On November 20, 2002, Feldman Financial delivered its oral opinion to the Board of Directors to the effect that, as of that date, and based upon and subject to the various considerations described therein, the offer consideration to be paid to the Noteholders was fair to the unaffiliated stockholders from a financial point of view. Feldman Financial confirmed its oral opinion by delivery of its written opinion dated November 20, 2002.

        The full text of Feldman Financial's written fairness opinion, which sets forth a description of the procedures followed, assumptions made, matters considered and limitations on the review undertaken, is attached to this document in Annex A. You should read the opinion carefully and in its entirety. Feldman Financial's opinion is directed to our Board and addresses only the fairness of the offer consideration to be paid by the Company to the Noteholders from the viewpoint of our unaffiliated common stockholders and does not address the relative merits of the note exchange offer, any alternatives thereto or the Board of Director's decision to proceed with the note exchange offer. Further, the opinion does not constitute a recommendation as to how holders of our common stock should vote with respect to the authorization of additional shares to permit TWC to undertake the note exchange offer or any matters related thereto or any matters related thereto. Feldman Financial was not requested to, and did not, solicit third party indications of interest in acquiring all or any part of TWC, its common stock, or the Notes.

        In conducting its evaluation for purposes of issuing its fairness opinion, Feldman Financial reviewed information relating to the past financial condition and performance of the Company. Our management also provided to Feldman Financial operational and financial projections for the next four fiscal years. The projections were prepared assuming the note exchange offer does take place and also assuming that the note exchange offer does not take place. We do not, as a matter of course, make public forecasts or projections as to future performance (including as to revenues, earnings, other income statement items and cash flows) or financial position. Feldman Financial also reviewed certain other information related to the Company, and met with our senior management to discuss our future prospects. Feldman Financial also considered valuation and financial information of certain publicly held companies in our industry that it deemed comparable; terms and financial information of certain business combinations that it considered relevant; the historical trading activity for our common stock; and financial and other information provided to it by our management. As part of those considerations, Feldman Financial reviewed and discussed the terms of the sale of the Spanish casino with the management of TWC. Any evaluation necessarily is based upon assumptions and judgments that are not quantifiable but rather qualitative. The comparison of values achieved in any one transaction is not necessarily indicative of values that may be achieved by TWC if it had sold any of its other operations. Feldman Financial did not include the sale of the Spanish casino in its group of comparable sale transactions because Feldman believed there were significant differences between this sale and the value of the Company as a whole. These differences include, among others: (i) the negative earnings history of the Spanish operation; (ii) TWC's efforts to relocate the Spanish casino and its inability to obtain permission to do so by the local authorities; (iii) the inability to reliably estimate cash flow as if the casino had been relocated to a more desirable location; (iv) the competitive and economic differences between this location and those in the Czech Republic; and (v) TWC's history in developing and marketing the Spanish casino as compared to the Czech casinos. The value achieved in the sale of the Spanish casino was principally related to the value of the license and the ability of the purchaser to relocate the casino to a more desirable location. Feldman Financial also considered such other information, studies, analyses and examinations, and financial, economic and market data which it deemed relevant.

        Feldman Financial assumed and relied upon the accuracy and completeness, without independent verification, of all financial and other information, including certain asset appraisals, that it received, reviewed, or discussed. With respect to the financial forecasts, Feldman Financial assumed that they were reasonably prepared on bases reflecting the best currently available estimates and judgments of our management. Those projections were based upon numerous variables and assumptions that are inherently uncertain, including, without limitation, factors related to general economic and competitive conditions. Achieving the projections are dependent upon a wide range of factors, including but not limited to, economic conditions in the Czech Republic and Europe in general. Accordingly, actual results could vary significantly from those set forth in those projections. Feldman Financial did not assume any responsibility for independently verifying this information and did not undertake an independent evaluation or appraisal of our assets or liabilities. Feldman Financial did not visit our properties in the Czech Republic. Feldman Financial's opinion was necessarily based upon financial, economic, market and other conditions as they existed and could be evaluated on the date of its opinion.

        In connection with its opinion, Feldman Financial, among other things:

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  reviewed the financial terms and conditions of the note exchange offer as stated in this prospectus and the draft of the Agreement and Plan of Recapitalization;

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  reviewed our audited financial statements as of and for the years ended December 31, 2000 and December 31, 2001, and the unaudited statements for the nine months ended September 30, 2002;

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  reviewed our annual reports filed on Form 10-KSB for the fiscal years ended December 31, 2000 and December 31, 2001, as well as our quarterly reports Form 10-QSB for the quarters ended March 31, 2002, June 30, 2002 and September 30, 2002;

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  reviewed other financial and operating information requested from and/or provided by us, including financial and operating projections, and other documents related to TWC;

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  reviewed the appraisal of certain of the Company's tangible assets located in the Czech Republic performed by American Appraisal Associates;

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  reviewed certain other publicly available information regarding TWC;

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  discussed with members of our senior management certain information relating to the aforementioned and any other matters which Feldman Financial deemed relevant to its inquiry;

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  reviewed the historical market prices and trading activity of our common stock;

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  compared historical and projected revenues, operating earnings, net income and capitalization of TWC and certain other publicly held companies deemed by Feldman Financial to be comparable to TWC;

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  reviewed financial and operating information concerning selected business combinations which involved companies in the gaming and casino industry deemed by Feldman Financial to be comparable to TWC; and

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  conducted such other financial studies, analyses and investigations as Feldman Financial deemed appropriate for rendering its opinion.

        In preparing its opinion, Feldman Financial performed a variety of financial and comparative analyses and made assumptions with respect to our assets, financial condition and other matters, including the following material assumptions regarding TWC:

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  We are legally incorporated in the State of Nevada and have the legal authority and all appropriate licenses to conduct our business, including the business of gaming, in the Czech Republic;

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  We actually own the assets reflected in our financial statements;

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  We have no material liabilities or contingencies that are not disclosed or reflected in our financial statements;

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  We have the ability to continue our operations as we have in the recent past;

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  There is a significant possibility that we would lose our license to operate a gaming business in the Czech Republic if TWC entered formal bankruptcy proceedings in the United States; and

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  Our audited year-end financial statements and unaudited quarterly financial statements are accurate and complete.

        The preparation of a fairness opinion is a complex process and involves various determinations as to the most appropriate and relevant methods of financial analyses and the application of these methods to the particular facts and circumstances. Therefore, such an opinion is not readily susceptible to partial analysis or summary description. Accordingly, Feldman Financial believes that its analyses must be considered as a whole and that selecting portions of the analyses and factors, without considering all analyses and factors, could create a misleading or incomplete view of the processes underlying such analyses and its opinion. In reaching its conclusion, Feldman Financial considered the results of each of its analyses in light of each other and reached its opinion based on the results of all analyses taken as a whole. Feldman Financial did not place any particular reliance or weight on any individual analysis, but instead concluded that its analyses, taken as a whole, supported its determination.

        With respect to financial forecasts and financial information and data provided to Feldman Financial by TWC, Feldman Financial assumed that such forecasts, financial information and data were reasonably prepared on bases reflecting the best available estimates and judgments of our management as to our future financial performance and that such projections provided a reasonable basis upon which Feldman Financial could form an opinion. Feldman Financial has assumed no responsibility for, and has expressed no view as to, such forecasts, financial information and data, or the assumptions on which they were based.

        Feldman Financial's opinion necessarily took into account general economic, market, financial and other conditions as they existed on, and could be evaluated as of, the date of such opinion, as well as the information then currently available to Feldman Financial. Although subsequent developments and the future availability of updated financial information regarding TWC and the comparable companies included in Feldman Financial's analyses may affect the analyses and findings contained in Feldman Financial's report, Feldman Financial does not have any obligation to update, revise or reaffirm its report, including the results of the Feldman Financial's analyses discussed below. In addition, Feldman Financial has assumed that the note exchange offer will be consummated substantially in accordance with the terms set forth in this prospectus.

        Feldman Financial's analyses were prepared solely as a part of Feldman Financial's analysis of the fairness, from a financial point of view, to the unaffiliated common stockholders of the consideration to be paid to the Noteholders. The analyses do not purport to be an appraisal of the value of the common stock or to reflect the prices at which businesses or securities might be sold or at which our common stock might trade. In addition, the opinion of Feldman Financial was one of several factors taken into consideration by the Board of Directors in making its determination to approve the note exchange offer. Consequently, the analyses described below should not be viewed as determinative of the Board of Directors' recommendation with respect to the note exchange offer. Neither TWC nor the Board of Directors placed any limits on the scope of the analyses performed, or opinion expressed, by Feldman Financial.

        The following paragraphs summarize the material analyses performed by Feldman Financial in arriving at its opinion and reviewed by Feldman Financial with our Board of Directors at their meeting on November 20, 2002.

        Transaction Value Calculation.    The note exchange offer provides that each $1,000 in principal amount of the Notes validly tendered will be exchanged for 22,640 shares (or more under certain circumstances) of common stock or for $1,000 in principal amount of the replacement notes. The note exchange offer, as such, results in a transaction value per common share of $0.0442.

        Comparison Of Historical Stock Price Performance.    Feldman Financial examined the history of the trading volume and prices for our common stock from July 10, 2000 to February 28, 2002. TWC's common stock traded as high as $0.28 a share to as low as $0.03 per share during this period. TWC's stock during the prior year traded only on 55 days (out of approximately 245 trading days) and the average volume when trades did take place was less than 10,000 shares or less than .02% of total shares outstanding. The bid-ask spread (the difference between the highest price buyers are willing to pay for a security and the lowest price at which sellers are willing to sell a security) was wide and averaged approximately 60% during the prior year. Stocks that are heavily traded normally trade within a narrow range and stocks that are thinly traded have a wide range, such as that exhibited by the TWC shares.

        Because our common stock trades infrequently, Feldman Financial believes that the level of trading volume does not constitute an active or liquid trading market in the shares of TWC common stock and that comparisons of historical stock price performance at certain times may not form a basis upon which to determine accurately the value of TWC common stock. As such, Feldman Financial considered, but did not give weight to, historical stock prices due to the low trading volume and lack of liquidity of TWC common stock.

        Comparison With Selected Publicly Traded Companies.    Feldman Financial compared selected financial data of TWC with certain data from other publicly traded companies considered by Feldman Financial to be comparable to TWC. This technique is a widely-used valuation methodology in which the value of a company is determined based upon the trading multiples of selected comparable publicly-traded companies. Specifically, Feldman Financial included in its review the following gaming and casino companies:

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  Century Casinos, Inc.

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  Elsinore Corporation

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  Trump Hotels & Casino Resorts, Inc.

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  Pinnacle Entertainment Inc.

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  President Casinos, Inc.

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  Riviera Holdings Corporation

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  The Sands Regent

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  Ameristar Casinos, Inc.

        In examining these comparable companies, Feldman Financial calculated the enterprise value of each company as a multiple of its respective: (i) LTM sales; (ii) LTM EBITDA; and (iii) LTM EBIT.

"LTM" is defined as the last twelve-month period for which financial data for the company at issue has been publicly reported. "EBITDA" is defined as earnings before interest expense, taxes, depreciation and amortization. "EBIT" is defined as earnings before interest expenses and taxes. Feldman Financial also calculated the enterprise value of TWC as a multiple of its projected EBITDA for the twelve months ending December 31, 2002. Feldman Financial also calculated the market value of the equity of each company as a multiple of LTM earnings, book value and other financial indicators. TWC has consistently reported losses from operations and currently maintains a stockholders' deficit. All historical data for each comparable company were derived from publicly available sources. The enterprise value of a company is equal to the market value of its common equity plus the value of its debt and the liquidation value of its outstanding preferred stock, if any, less the market value of cash and marketable securities. Feldman Financial considered enterprise value as a multiple of EBITDA and sales to be the most reliable indicators of value for gaming and casino companies.

        The comparable companies exhibited an enterprise value/EBITDA multiple range of 3.9 times to 10.7 times. The range of exhibited enterprise value/EBITDA multiples provided for a range of enterprise value for TWC of $7.1 million to $19.5 million based upon projected EBITDA of $1.8 million for our fiscal year ending December 31, 2002. The value of the common equity was determined by subtracting the Company's debt at September 30, 2002 or $21.5 million and adding the cash of the Company of $3.1 million. The resulting range of the value of the common equity was negative $11.3 million to $1.1 million. In selecting an appropriate enterprise value/EBITDA multiple based upon the selected public companies, Feldman Financial considered, among other factors, our relatively high leverage position and our inability to service our current debt. At a selected multiple of 6x our EBITDA projected for our fiscal year ending December 31, 2002 of $1.8 million, our enterprise value is $10.95 million. Subtracting debt of $21.5 million and adding back cash of $3.1 million provided for a value of our common equity of negative $7.4 million.

        The comparable companies exhibited an enterprise value/sales multiple range of 0.5 times to 1.6 times. The range of exhibited enterprise value/sales multiples provided for a range of enterprise value for TWC of $6.8 million to $21.6 million based upon our projected sales of $13.5 million for our fiscal year ending December 31, 2002. The resulting range of the value of the common equity was negative $11.6 million to $3.2 million. In selecting an appropriate enterprise value/sales multiple based upon the selected public companies, Feldman Financial again considered, among other factors, our relatively high leverage position, our inability to service our debt, and our low EBITDA margin. At a selected multiple of 1x sales projected for our fiscal year ending December 31, 2002 of $13.5 million, our enterprise value is $13.5 million. Subtracting debt of $21.5 million and adding back cash of $3.1 million provided for a value of our common equity of negative $4.9 million.

        After considering the results of its analysis of TWC with the selected public companies and the range of enterprise value/EBITDA and enterprise value/sales of these companies, Feldman Financial ascribed no value to the common equity of TWC.

        Comparison with Selected Transactions.    Feldman Financial also analyzed the consideration paid in several recent merger and acquisition transactions involving companies in the gaming and casino industries which Feldman Financial deemed to be reasonably comparable to TWC. Feldman Financial selected recent transactions with a total consideration of less than $100 million. A key difference between the transaction approach and the comparable public company approach is that the multiples used in the transaction approach are based upon transaction values instead of non-transaction trading prices.

        Feldman Financial considered the multiple of the acquired entity's enterprise value (based on the consideration paid) to its LTM revenues and LTM EBITDA. Equity value was determined by multiplying each company's per share purchase price by the number of fully diluted common shares outstanding. The transactions considered were the combinations of:

  •
  JCC Holding Company and Harrahs Entertainment, Inc.

  •
  Stratosphere Corporation and American Real Estate Partners LP

  •
  Bullwachers Casino (subsidiary of Colorado Gaming & Entertainment Co.) and Penn National Gaming, Inc.

  •
  Etablissments Bourgogne et Grasset SA and Paul-Son Gaming Corp.

  •
  Interstate Hotels Company and MeriStar Hotels & Resorts, Inc.

  •
  Gold Ranch Casino & RV Resort and The Sands Regent

  •
  Black Hawk Gaming and Development Co., Inc. and Gameco, Inc.

        The comparable transactions exhibited an enterprise value/EBITDA multiple range of 1.6 times to 20.5 times. Feldman Financial narrowed this range by excluding the high and low values which were outliers when compared to the remaining transactions in this group. Feldman Financial then considered a range of 4.1 times to 11.2 times as a multiple of EBITDA. Feldman Financial again calculated our enterprise value by utilizing our projected EBITDA for our fiscal year ending December 31, 2002. This provided for a range of enterprise values of $7.5 million to $20.4 million. The value of the common equity was determined by subtracting the Company's debt at September 30, 2002 of $21.5 million and adding the cash of the Company of $3.1 million. The resulting range of the value of the common equity was negative $10.9 million to $2.0 million. In selecting an appropriate enterprise value/EBITDA multiple based upon the selected transactions, Feldman Financial considered, among other factors, our relatively high leverage position and our inability to service our debt. At a selected multiple of 8x EBITDA projected for our fiscal year ending December 31, 2002 of $1.8 million, our enterprise value is $14.6 million. Subtracting debt of $21.5 million and adding back cash of $3.1 million provided for a value of our common equity of negative $3.8 million.

        The comparable transactions exhibited an enterprise value/sales multiple range of 0.4 times to 1.6 times. The range of exhibited enterprise value/sales multiples provided for a range of enterprise value of $5.5 million to $22.0 million based upon our projected sales of $13.5 million for our fiscal year ending December 31, 2002. The resulting range of value of the common equity was negative $12.9 million to $3.6 million. In selecting an appropriate enterprise value/sales multiple based upon the selected transactions, Feldman Financial again considered, among other factors, our relatively high leverage position, our inability to service our debt, and our low EBITDA margin. At a selected multiple of 1x sales projected for our fiscal year ending December 31, 2002 of $13.5 million, our enterprise value is $13.5 million. Subtracting debt of $21.5 million and adding back cash of $3.1 million provided for a value of our common equity of negative $4.9 million.

        After considering the results of its analysis of TWC with the selected transactions and the range of enterprise value/EBITDA and enterprise value/sales of these companies, Feldman Financial ascribed no value to the common equity of TWC.

        Discounted Cash Flow Analysis.    Feldman Financial considered the results of a discounted cash flow analysis of the Company. The discounted cash flow method is frequently used to determine the value of a closely held company. This method is one of estimating the present value of the projected future cash flows to be generated from the business.

        Feldman Financial calculated the net present value of the Company's projected five-year stream of EBITDA, based on the projections provided by our management. Feldman Financial applied discount rates ranging from 18.0% to 22.0%. The terminal value was calculated using the Gordon Growth model, which estimates the terminal value of a stream of cash flow by comparing the discount rate with the historic and anticipated future growth rate of the cash flow. The growth rate estimated for TWC's cash flow ranged between 2.0% and 5.0%. This analysis resulted in a negative value of the common equity of TWC.

        Net Asset Value.    The analysis of the net asset value of a business enterprise arrives at an estimate of enterprise value by adding the value of the Company's tangible assets and the value of its intangible assets. In the case of TWC, Feldman Financial reviewed the value of the tangible assets of TWC (its three casinos in the Czech Republic) as set forth in the recent asset appraisal. The appraisal of our tangible assets, upon which Feldman Financial relied, provided for a value of $7.3 million. Feldman Financial also estimated the value of our intangible assets by utilizing the excess earnings method and the cost replacement method. Our intangible assets include the licenses under which we operate, our "American Chance Casino" trademark, and our workforce in place.

        The excess earnings method utilized to value intangible assets determines the cash flow which results from the intangibles and capitalizing that cash flow at an appropriate rate. This cash flow was determined by subtracting from TWC's estimated EBITDA from its operating units (which excludes costs associated with its management company) the cash flow that would be expected solely from the tangible assets in place. Feldman Financial determined a capitalization rate of the remaining cash flow of 25%. This method produced a value for our intangibles of $8.5 million. The resulting enterprise value after summing the tangible asset value of $7.3 million and the intangible asset value of $8.5 million based upon the excess earnings method was $15.8 million. Subtracting debt of $21.5 million and adding back cash of $3.1 million provided for a value of the common equity of negative $2.7 million.

        The cost replacement method estimates the value of a business' intangibles by adding the cost of replacing the intangible asset. TWC provided estimates of the cost associated with obtaining a new license in the Czech Republic, developing its trademark, and hiring and training its workforce in place. These costs were estimated at $2.5 million. The resulting enterprise value after summing the tangible asset value of $7.3 million and the intangible asset value of $2.5 million based upon the replacement cost method was $9.8 million. Subtracting debt of $21.5 million and adding back cash of $3.1 million provided for a value of the common equity of negative $8.7 million.

        Book Value.    Feldman Financial reviewed the book value of TWC as of September 30, 2002. As of September 30, 2002, TWC reported an accumulated deficit of $36.1 million and a stockholders' deficit of $13.6 million. Additionally, TWC had goodwill of $3.6 million that was included in its equity.

        Dilution.    Feldman Financial considered the dilution to existing stockholders that may result from the note exchange offer. Prior to the note exchange offer, the existing stockholders (other than the Noteholders) own 41.4% of the outstanding common stock and the Noteholders own 58.6%. If the note exchange offer is closed pursuant to its terms and conditions, the existing stockholders (other than the Noteholders) would own 4.1% of the outstanding common shares and the Noteholders would own 95.9%. Feldman Financial reviewed the resulting dilution to the existing stockholders (other than the Noteholders) in relation to the values of the common equity derived utilizing the methodologies described above, the stockholders' deficit of TWC, and qualitative factors, some of which are described below, in rendering its fairness opinion.

        A complete analysis of the results of the foregoing calculations cannot be limited to a quantitative review of such results and involves complex considerations and judgments concerning differences in financial and operating characteristics of each of the comparable companies or the selected transactions, the derivation of the cash flows utilized, the identification and valuation of intangibles and other factors that could affect the results. Additionally, qualitative factors impacting TWC are material and must be considered. These factors include TWC's inability to service its current debt, the accrued and unpaid interest on its current debt, its negative book value, the real possibility that TWC could go into bankruptcy if it cannot obtain additional waivers from its Noteholders, management's unsuccessful efforts to secure financing to grow the Company, and other factors. In addition, changes in the political environment in the Czech Republic could impact Feldman Financial's opinion. These qualitative factors are material to rendering of any fairness opinion and were important considerations in the opinion rendered by Feldman Financial.

        Based upon all of the foregoing analyses and those discussed in the opinion, Feldman Financial determined that the offer consideration to be paid by the Company to the Noteholders of the $20.0 million principal amount 12% Senior Secured Notes due March 17, 2005 was fair, from a financial point of view, to the unaffiliated common stockholders of TWC.

        Feldman Financial regularly undertakes the valuation of investment securities in connection with public offerings, private placements, recapitalizations, business combinations and similar transactions. The Board of Directors selected Feldman Financial to render the fairness opinion in connection with the note exchange offer based on Feldman Financial's qualifications, expertise and reputation. TWC has paid Feldman Financial a non-refundable retainer fee of $2,500 and an additional fee of $22,500 when Feldman Financial delivered its written fairness opinion to the Board of Directors. The fees paid to Feldman Financial were pursuant to the terms of an engagement letter executed by Feldman Financial and TWC on November 8, 2002. TWC also agreed to reimburse Feldman Financial for all reasonable out-of-pocket expenses up to $1,000 incurred by Feldman Financial in connection with its engagement, and to indemnify Feldman Financial and certain related persons against certain liabilities in connection with its engagement, including liabilities under U.S. federal securities laws. TWC has also engaged Feldman Financial to perform an analysis of the value of the common stock for tax purposes for which we paid Feldman Financial a fee of $10,000, out of pocket expenses of up to $1,000 and provided a similar indemnification. Feldman Financial has never provided services to, and is not affiliated with, Value Partners. Feldman Financial did not communicate with Value Partners during its engagement.

SELECTED CONSOLIDATED FINANCIAL DATA

        You should read the selected consolidated financial data set forth below in conjunction with "Management's Discussion and Analysis of Financial Condition or Plan of Operations" and our consolidated financial statements and the related notes included elsewhere in this prospectus. We derived the financial information for each of the years ended and as of December 31, 1998, 1999, 2000, 2001 and 2002 from our audited financial statements and the related notes certain of which are included elsewhere in this prospectus.

	1998(a)		1999(a)		2000		2001		2002
Operating Data
STATEMENT OF OPERATIONS DATA:
Revenues		$6,238		$8,417		$10,460		$12,773		$14,237
Income/(loss) from operations		$(7,469)		$(1,783)		$(955)		$(688)		$1,128
Other income and interest (expense)		$(1,852)		$(3,060)		$(3,890)		$(3,950)		$(4,242)
Income/(loss) from continuing operations before income taxes		$(11,256)		$(4,327)		$(4,845)		$(4,638)		$(3,114)
Income taxes	$		$		$		$			$(161)
Income/(loss) from continuing operations		$(11,256)		$(4,327)		$(4,845)		$(4,638)		$(3,275)
Income/(loss) from discontinued operations		$527		$(2,082)		$(1,421)		$7,084 (b)	$
Net income/(loss):		$(10,729)		$(6,409)		$(6,266)		$2,446 (b)		$(3,275)
NET INCOME PER SHARE DATA:
From continuing operations		$(3.51)		$(1.72)		$(0.91)		$(0.45)		$(0.08)
From discontinued operations		$(0.01)		$(0.06)		$(0.26)		$0.69		$—

Consolidated net income/(loss) (basic and diluted)		$(3.52)		$(1.78)		$(1.17)		$0.24		$(0.08)

Weighted average common shares outstanding (basic and diluted)		3,044		3,598		5,365		10,201		42,939

BALANCE SHEET DATA (AT PERIOD END):
Working capital (deficit)		$(3,279)		$(3,976)		$(8,163)		$94		$4
Total assets		$20,562		$17,993		$15,907		$11,773		$15,155
Long-term liabilities		$23,638		$26,519		$26,227		$27,392		$25,789
Total stockholders' equity (deficit)		$(9,403)		$(14,244)		$(20,037)		$(18,980)		$(14,833)

(a)
Includes results of Casino de Zaragoza, our Spanish casino, which were classified as "discontinued operations" as of 2000.

(b)
The 2001 income from discontinued operations relates to the sale of Casino de Zaragoza, the net cash proceeds from which were approximately $1.6 million.

RATIO OF EARNINGS TO FIXED CHARGES

        Our net operating income on a consolidated basis has been insufficient to cover our fixed charges such as rent and debt service in the past five fiscal years. In 1998, the insufficiency was $11.3 million, in 1999 $4.3 million, in 2000 $4.8 million, in 2001 $4.6 million, and it was $3.1 million in 2002 (all periods assuming that no interest waivers or forbearances had been obtained). Had the note exchange offer occurred at the beginning of the year ended December 31, 2002, the Company's pro forma ratio of earnings to fixed charges would have been 2.0 and 1.7, assuming a 100% exchange and a 92% exchange, respectively. For purposes of computing the pro forma ratio of earnings to fixed charges, pro forma earnings are divided by pro forma fixed charges. Pro forma earnings represent the aggregate of (a) pro forma pretax income and (b) pro forma fixed charges. Pro forma fixed charges represent interest and the amortization of debt discount.

FORWARD LOOKING STATEMENTS

        The statements, other than statements of historical facts included in this prospectus regarding our future financial position, business strategy, projected costs and plans and objectives of management for future operations, are forward-looking statements. We have based these forward-looking statements on our current expectations about future events. These forward-looking statements generally can be identified by the use of forward-looking terminology such as "may," "will," "expect," "intend," "plan," "project," "estimate," "anticipate," "believe" or other similar words. These forward-looking statements are subject to risks, uncertainties and assumptions about us and our operations that are subject to change based on various important factors which could cause actual results in 2003 and beyond to differ materially from our expectations. Those factors are disclosed under "Risk Factors" and elsewhere in this prospectus. All subsequent written and oral forward-looking statements attributable to us, or persons acting on our behalf, are expressly qualified in their entirety by the cautionary statements. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this prospectus. Except as required by law, we are not obligated to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date of this prospectus or to reflect the occurrence of unanticipated events.

UNAUDITED PRO FORMA FINANCIAL INFORMATION GIVING EFFECT
TO THE NOTE EXCHANGE OFFER

        The following pro forma unaudited consolidated financial statements give effect to the note exchange offer using the following assumptions:

  •
  100% of the outstanding principal amount of the Notes are exchanged for approximately 453 million shares of common stock;

  •
  we issue three year, 8% notes in the aggregate amount of $2,474,400 in lieu of pre-September 18, 2001 accrued interest to certain Noteholders; and

  •
  all of our Noteholders waive and cancel post-September 17, 2001 accrued interest.

        The pro forma unaudited consolidated statement of operations for the year ended December 31, 2002 was prepared based upon the audited historical consolidated statement of operations of the Company. The pro forma unaudited consolidated balance sheet at December 31, 2002 was prepared based upon the audited historical consolidated balance sheet of the Company. The conversion price of $0.0442 is a product of the terms of the note exchange offer, which are designed to provide to Noteholders who tender in the note exchange 90% ownership of our issued and outstanding common stock, even if less than 100% of the Noteholders tender their Notes for shares of our common stock. As a result, we believe the $0.0442 conversion price to be representative of the current fair value of the Company's common stock. Accordingly, the transaction is being accounted for as an even exchange of value, with no gain or loss recognized in connection with the proposed note exchange. Further, we believe that the $0.0442 conversion price is a better indicator of fair value than any recently published market values of the Company's common stock, which is illiquid and thinly and sporadically traded.

        We provide the accompanying pro forma condensed consolidated financial statements for informational purposes only. They are not necessarily indicative of the results that will be achieved for future periods. The accompanying pro forma condensed consolidated financial statements do not purport to represent what our results of operations or financial position would actually have been if the note exchange offer had, in fact, occurred on December 31, 2002. You should read the accompanying pro forma condensed consolidated financial statements and the related notes in conjunction with our consolidated financial statements included elsewhere in this prospectus.

Note Exchange Offer

Pro Forma Unaudited Consolidated Balance Sheet

100% Exchange of $20 Million of Notes for Common Stock

(In thousands)

	At December 31, 2002
	Consolidated Historical	Adjustments			Pro-Forma Consolidated
ASSETS
CURRENT ASSETS:
Cash	$3,834	$			$3,834
Prepaid expenses and other current assets	369				369

Total current assets	4,203				4,203

PROPERTY AND EQUIPMENT, net	6,038				6,038

OTHER ASSETS:
Goodwill	3,579				3,579
Deposits and other assets	1,335				1,335

	4,914				4,914

	$15,155		$—		$15,155

LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)(h)
CURRENT LIABILITIES:
Short-term debt	$249	$			$249
Accounts payable	386				386
Long-term debt, current maturities	366		760	(a)	1,126
Accrued expenses and other current liabilities	3,198		350	(b)	3,548

Total current liabilities	4,199		1,110		5,309

LONG-TERM LIABILITIES:
Long-term debt, less current maturities	19,152		(16,340	)(c)	2,812
Interest payable	6,482		(6,481	)(d)	1
Other	155				155

	25,789		(22,821)		2,968

STOCKHOLDERS' DEFICIT:
Preferred stock, $.001 par value, 4,000 shares authorized as of December 31, 2002, none issued
Common stock $.001 par value, 100,000 shares authorized as of December 31, 2002 and 9,500 shares authorized as of the exchange transaction, 50,328 shares issued and outstanding as of December 31, 2002 and 503,124 shares issued and outstanding as of the exchange transaction	50		453	(e)	503
Additional paid-in capital	21,750		19,197	(f)	40,947
Accumulated other comprehensive income	762				762
Accumulated deficit	(37,395)		2,061	(g)	(35,334)

Total stockholders' equity (deficit)	(14,833)		21,711		6,878

	$15,155		$—		$15,155

(a)
See footnote (d)(i).

(footnotes continue on following page)

(b)
Represents an adjustment to record the approximate cost of the note exchange transaction (offset in additional paid-in capital).

(c)
Represents an adjustment to (i) reflect the conversion of the $20,000 Notes (net of a $1,946 debt discount), and (ii) the issuance of the interest note (long-term portion in the amount of $1,714).

(d)
Represents an adjustment to: (i) reclassify pre-September 18, 2001 accrued interest aggregating $2,474 to reflect the issuance of the interest note (of which $760 is short-term and $1,714 is long-term), and (ii) reverse post-September 17, 2001 accrued interest, being cancelled, aggregating $4,007.

(e)
Represents an adjustment to reflect the issuance of 452,796 shares as a result of the note exchange (a $453 increase).

(f)
Represents an adjustment to: (i) reflect the exchange of $20,000 of Note principal for common stock (a $20,000 increase); (ii) reflect the issuance of 452,796 shares of a result of the Note exchange (a $453 decrease); and (iii) record the approximate cost of the Note exchange transaction (a $350 reduction).

(g)
Represents an adjustment to: (i) write-off the unamortized debt discount on the Notes as of September 30, 2002 aggregating $1,946, and (ii) cancel post-September 17, 2001 accrued interest on the Notes aggregating $4,007.

(h)
In the event that only 92% of the principal amount of the Notes are tendered in exchange for our common stock, which is the minimum requirement of the proposed note exchange, the post-exchange outstanding long-term debt would be approximately $4,412 and the post-exchange stockholders' equity would be approximately $5,278.

Note Exchange Offer

Pro Forma Unaudited Consolidated Statement of Operations

100% Exchange of $20 Million of Notes for Common Stock

(In thousands, except per share data)

	Year Ended December 31, 2002
	Consolidated Historical	Adjustments		Pro Forma Consolidated
Revenues	$14,237	$—		$14,237
Income/(loss) from operations	$1,128	$—		$1,128
Other income (expense)	(4,242)	3,675	(a)(b)	(567)
Income Taxes	(161)			(161)
Income/(loss) from continuing operations	$(3,275)	$3,675		$400
Loss from continuing operations per common share, basic and diluted	$(0.08)			$0.00

Weighted average common shares—basic and diluted	42,939	452,796	(c)	495,735

(a)
Represents an adjustment to: (i) record the reversal of 12% interest expense on the Notes for the 12-month period ended December 31, 2002 (a credit of $2,400, which is calculated as follows: $20,000 times 12%; (ii) record the reversal of penalty interest on the Notes based on the number of days outstanding of unpaid basic interest and a 17% interest rate per the Indenture (a credit of $642); (iii) to record the reversal of amortization of debt discount on the Notes (a credit of $803), which represents the difference between the unamortized debt discount balance at December 31, 2001 ($2,749) and the unamortized debt discount balance at December 31, 2002 ($1,946), the amortization of the debt discount represents expensing of the cost allocated to the warrants using the effective interest method over the term of the Notes; and (iv) record interest expense on the interest notes (a charge of approximately $170), which represents the first 12 interest payments in the 36-month amortization schedule of the 8%, $2,474 interest notes.

(b)
In the event that only 92% of the Notes are tendered in exchange for common stock, which is the minimum requirement of the proposed note exchange offer, the impact of the exchange on interest expense and on the pro forma loss from continuing operations would be an adjustment of approximately $3,579, which would consist of: (i) reversal of 12 months of interest expense on the Notes (a credit of $2,400); (ii) reversal of penalty interest on the Notes (a credit of $642); (iii) reversal of amortization of debt discount on the Notes (a credit of $803); and (iv) post-exchange pro forma interest expense for the 12-month period ended December 31, 2002 (a charge of approximately $266, which would consist of approximately $170 of interest expense related to the interest notes and approximately $96 of interest expense related to the replacement notes). The post-exchange pro forma net earnings in the 12-month period ended December 31, 2002 would be approximately $304.

(c)
Represents an adjustment to reflect the issuance of 452,796 shares in conjunction with the note exchange.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
OR PLAN OF OPERATIONS

        The following discussion and analysis should be read in conjunction with the section "Selected Consolidated Financial Data" and the consolidated financial statements and related notes included elsewhere in this prospectus.

Exchange Rates

        Due to the fact that our operations are all located overseas, the results of the Company are subject to the impact of fluctuations in exchanges rates. Pursuant to the January 2002 adoption of the Euro as the sole trading currency by all European Union member nations that had previously tied their local currencies to it, our operations conducted business exclusively in Euros and Czech Korunas, which is the currency in which payroll and some payable items are paid in the Czech Republic.

        In contrast to the previous year, a period in which the Euro and other European currencies lost significant value versus the U.S. Dollar (or USD), and negatively impacted our performance, these currencies strengthened against the USD in 2002, which increased revenue and expense totals converted into USDs. Further, since our revenues were earned in Euros and the majority of casino related expenses were paid in Czech Korunas, the Company incurred a disproportionate increase in the USD value of expenses versus revenues as a result of the fact that the Koruna strengthened more against the USD in the reporting period than did the Euro.

        The impact of exchange rate fluctuations can be measured through comparison of the rates of exchange for these two currencies to the USD, which are depicted on a quarterly basis in the following table.

Period	USD	Czech Koruna 2002	Czech Koruna 2001	Euro 2002	Euro 2001
January through March	$1.00	36.2297	37.6635	1.1405	1.0832
April through June	$1.00	33.2243	39.2593	1.0893	1.1399
July through September	$1.00	30.8771	38.4135	1.0169	1.1135
October through December	$1.00	30.9725	37.2265	0.9996	1.1169

        The balance sheet totals of the Company's foreign subsidiaries at December 31, 2002 were converted to USDs using the prevailing exchange rates at December 31, 2002, which are depicted in the following table.

As Of	USD	Czech Koruna	Euro
December 31, 2002	$1.00	30.1400	0.9541

Critical Accounting Policy

        We have identified goodwill valuation as a critical accounting policy that affects our consolidated financial statements. Goodwill, which represents the excess of cost of our Czech subsidiaries over the fair value of their net assets on the date of acquisition, was being amortized on a straight-line basis over seven years through December 31, 2001. In June 2001, the Financial Accounting Standards Board issued SFAS No. 142, effective the first quarter of the year ended December 31, 2002, which stated that goodwill is no longer subject to amortization over its estimated useful life; rather, goodwill is subject to at least an annual assessment for impairment applying a fair-value based test. During the quarter ended June 2002, we completed the first step of the required two-step impairment testing. The first step of the impairment testing required us to compare the fair value of our Czech Republic reporting unit, the Company's only reporting unit as defined under SFAS No. 142, to its carrying value (the net equity of the Company) to determine whether there was an indication that an impairment existed. The fair value of the Czech Republic reporting unit was determined through a combination of recent appraisals of our real property, a multiple of earnings before interest, taxes, depreciation and amortization and the sale of the Spanish casino in 2001. No impairment losses were recorded against goodwill of $3,579 upon the initial adoption of SFAS No. 142.

Results of Operations

        The following discussion and analysis relates to the consolidated financial condition and our results of continuing operations for the years ended December 31, 2002 and 2001.

Year Ended December 31, 2002 Compared to Year Ended December 31, 2001

	Year Ended December 31, 2001	Change		Year Ended December 31, 2002
	($000's in thousands)
Loss from continuing operations	$(4,638)	$		$
Revenues			1,463
Cost of revenues			(1,145)
Depreciation and amortization			1,300
Selling, general and administrative			198
Interest expense and other			(525)
Foreign exchange gain			233
Foreign income tax loss from continuing operations			(161)

Loss from continuing operations			1,363	$(3,275)

        In the year ended December 31, 2002, we posted revenues of $14.2 million versus $12.8 million in the year ended December 31, 2001. The revenue growth can be attributed to several factors, including 19.4% and 1.8 percentage point increases in drop per head (which we will call DpH for this discussion) and win percentage (referred to as WP), respectively, which were somewhat offset by a 17.1% decline in attendance. Further, our $1.5 million revenue improvement can partly be attributed to the success of the newer Novomatic slot machines, which were installed as part of the continuation of the slot replacement program that was initiated in 2001. In addition, the vast majority of the older and less played mechanical Aristocrat slot machines have been removed from service from all the casinos during the past two years. We also saw an increase in the WP by 3.9 percentage points in Rozvadov in 2002 versus 2001. Exchange rate fluctuations also exerted a positive influence on our current year revenues in comparison to the prior year.

        Our cost of revenues increased by $1.1 million over the prior year due to several factors, which included: (i) a higher proportion of gaming taxes on table and reception revenues, which commenced in June 2001 when the Czech Republic Ministry of Finance issued a pronouncement clarifying the tax treatment of reception revenue. This pronouncement significantly increased the tax rate for this type of revenue; (ii) a higher slot tax percentage (8% versus 6%) was retroactively assessed on the slot revenues of the Company's slot subsidiary unit when it exceeded the annual threshold revenue amount (500,000 Czech Korunas) in 2002; (iii) higher expenses related to the newer Novomatic slot machines, the lease payments of which are revenue-based; and (iv) recent law changes in 2001 regarding vacation, overtime, and night differential pay, which served to increase labor expenses in all of our casinos.

        Depreciation and amortization expense in year 2002 decreased by $1.3 million versus the same period in 2001 due, primarily, to the sale of CDZ in 2001 and the Company's adoption of SFAS No. 142.

        In the year ended December 31, 2002, our selling, general and administrative expenses decreased $197,000 versus those of 2001. The savings were the result, in part, of lower expenditures in legal and accounting fees and gains from positive exchange rate fluctuations, which were partially offset by a portion of the cost of the legal settlement with the former President of the Company.

        Interest expense and other expenses increased by $525,000 in 2002 versus the prior year due, mainly, to $349,000 in expense related to an income tax audit in the Czech Republic, $104,500 in costs associated with acquisition of the Znojmo casino building, and $84,000 in expense related to a legal settlement were incurred in 2002 and no such costs were incurred in 2001.

        A $228,000 foreign exchange gain was realized in 2002 versus a loss of $5,000 in 2001 due, primarily, to currency exchange fluctuations between the Euro and the USD.

        As a result, we incurred a loss from continuing operations of approximately $3.3 million for the year ended December 31, 2002, which is a $1.3 million improvement over a loss of $4.6 million in the year ended December 31, 2001.

Business Units:

  Ceska, Czech Republic

        In the year ended December 31, 2002, our competition in Ceska's local market heightened as two of the three surviving competitor casinos underwent major renovations and re-theming. In view of the fierce competition and the erosion of the casino's high volume player base, management shifted its marketing focus in an effort to attract a broader client base. Thus, rather than cultivating a shrinking market of high end players, we focused on building a base of regular players from a wider range of demographical and social groups. In concert with our effort to retain and attract these players, we strove to provide the highest possible level of service and attention and placed a greater emphasis on reward and benefit programs. However, labor law changes, increased gaming taxes, and slot machine related profit share payouts increased our marketing expenditures to combat competition, and increased repairs and maintenance expenditures related to the entrance and reception areas and the slot room renovations all contributed to a lower margin on revenues. In 2002, with the exception of the WP, all other statistical indicators declined from the prior year. Management has since undertaken steps to augment our existing customer base by seeking out new customers through various marketing initiatives.

  Rozvadov, Czech Republic

        In 2002, our Rozvadov unit overcame the depressed local economy as it relied less on volume of business like its sister casino in Ceska and focused more on retaining its exceptionally loyal clientele. This local clientele is comprised mainly of well-to-do rural farmers and ranchers, whose businesses proved to be economically resistant to the recent downturn in the German economy. These players' contributions to the casino were evident in the 33% jump in DpH in the year ended December 31, 2002 versus the year ended December 31, 2001. The casino also saw its highest annualized WP in its three year history. By virtue of the fact that these high volume players tend to focus more on the service than any extracurricular promotional activities staged, we realized revenue gains at significantly lower operating costs. Moreover, the high level of service and attention provided to these players was crucial in maintaining their satisfaction and improving the casino performance causing revenue to improve by 25% over the previous year. Our operating expenses were lower in the year ended December 31, 2002 versus the prior year mainly due to the reduction in promotional expenses and contributed to income from operations exclusive of interest and depreciation and amortization of $465,000, which represented a 128% improvement from that of the year ended December 31, 2001. Even though there were gains made in the year, the Rozvadov unit also underwent a renovation of its main floor, including replacement of the carpet, relocation of its slot room from its lower level to the main floor, and the introduction of a Pacific South Seas theme.

  Znojmo, Czech Republic

        Znojmo, which opened in December of 1999, reached a certain level of maturity in its operations in 2002. Similar to Rozvadov but to a larger extent, the casino drew upon a loyal, high volume player base, which consisted primarily of wealthy Viennese residents. As a result, the casino's DpH improved by 35% in 2002 versus the prior year, while it achieved a 1.1 percentage point gain in annualized WP versus the year ended December 31, 2001. The continuing success of Znojmo's new lineup of Novomatic slot machines exceeded our expectations, and also pushed the overall slot revenue for the year above the revenue threshold and into a higher slot tax bracket (8% versus 6%). The popularity of the new machines was offset by higher operating costs as the casino has a revenue-based lease agreement for these machines, which served to increase the overall costs of the operation. With our appointment of a new casino manager in February of 2002, the casino benefited from increased emphasis on customer service and employee training. Despite the negative impact on attendance by a major flood in August 2002 and on-going difficulties with congested border traffic, the casino managed to exceed the prior year's revenue in 2002 by 28%, and income from operations exclusive of interest, depreciation and amortization increased by 19%.

Liquidity and Capital Resources

        Our working capital, defined as current assets minus current liabilities, decreased by $90,000 to a nominal surplus of $4,000 at December 31, 2002 from a working capital surplus at December 31, 2001 of $94,000.

        For the year ended December 31, 2002, we had net cash provided by continuing operations of $1.6 million. This was primarily a result of a $3.3 million loss from continuing operations, $621,000 of depreciation and amortization, $803,000 of non-cash interest related to the amortization of debt discount recorded in connection with the warrants issued with the March 1998 and October 1999 private placements, other non-cash items of $19,000, and a $3.5 million net increase in cash attributable to changes in operating assets and liabilities. For the year ended December 31, 2002, our net cash used in investing activities was $1.8 million and was used primarily for the acquisition of the Znojmo casino building. For the year ended December 31, 2002, our net cash from financing activities of $500,000 included $461,000 in retirement of a short-term operational loan in the Czech Republic, proceeds from the financing by a local Czech Republic bank of the Znojmo building lease buy-out of long term debt of $1.4 million, principal repayments of long term debt of $207,000, proceeds from the exercise of warrants of $21,000, and payments of deferred costs of $222,000 primarily in connection with the proposed financing by Choice Capital Corporation, a/k/a Choice International Corporation ("Choice").

        We are obligated under various contractual commitments over the next five years. The following is a summary of our five-year commitments as of December 31, 2002:

Contractual Obligation	Total	Less than 1 Year	1-3 Years	4-5 Years	After 5 Years
	(in thousands)
Long-term debt	$21,464	$366	$20,732	$366	$—
Operating leases	412	196	176	40
Employment agreements	1,260	530	730
Other agreements	195	195
Consulting agreements	81	27	54

Total contractual obligations	$23,412	$1,314	$21,692	$406	$—

        We have, from time to time, been in technical default of the Amended Indentures and are so as of December 31, 2002. We have relied, and continue to rely, upon the forbearance and waivers on the default of certain covenants from Value Partners, which represents a majority in interest of the holders of the Notes. We have borrowed other amounts from Value Partners from time to time (some of which have been in technical default for which forbearance or waivers have been granted). On February 23, 2001, Value Partners converted 5,657,453 of $0.01 warrants held by it. With the exercise of those warrants and the issuance of 23,270,833 shares of common stock to Value Partners in conjunction with the LA Bond Exchange, Value Partners presently holds a controlling 57.5% of the Common Stock with warrants to acquire an additional 2.1% of the Common Stock. At December 31, 2002, Value Partners owned 66.6% of our long-term debt.

        We remain highly leveraged and have been unable to meet our interest payments in full since September 2000. Waivers of default for non-payment of interest have been received from Value Partners, the majority holder of the Notes, through January 1, 2004. The terms of this waiver require the payment of all defaulted interest payments plus all accrued and unpaid interest thereon within 10 business days following: the receipt by TWC or any of our subsidiaries of $6.0 million or more from any borrowing or sale of equity, the payment of interest to another Noteholder, or the commencement of a voluntary or involuntary insolvency proceeding against us or any subsidiary Note issuer.

        We have taken several steps to improve our consolidated financial position, including (i) the December 2001 sale of the under-performing Spanish casino ($1.3 million of the net proceeds have been earmarked for potential investment in a hotel or casino project); (ii) the LA Bond Exchange reduced liabilities by $6.7 million; (iii) expansion of the facility in Znojmo (from 11 to 21 gaming tables); (iv) the renovation of the casinos in Ceska and Rozvadov, which were completed in May 2002 and November 2002, respectively; (v) the March 2002 buyout (purchase) of the Znojmo casino building lease; and (vi) the signing of a memorandum of understanding for space to be leased in a designer outlet mall near Znojmo, in which we intend to open a slot room and bar in the fall of 2003 (see note 12 in Notes to Consolidated Financial Statements).

        While the steps we have taken that have been completed have enhanced the Company's consolidated balance sheet and improved its results of operations, we believe that completion of the note exchange offer is a prerequisite for the Company to be in a position to secure additional financing, the proceeds from which would be used to: (i) provide us with supplementary working capital to preserve and enhance the Company's existing assets; and (ii) acquire new business units.

        Additionally, we are studying several development projects in addition to the slot room and bar discussed above, including the potential development of a hotel in Znojmo, the possible development of a fourth full-service casino in Europe, and the potential acquisition of existing hotels in Europe. There can be no assurances that these plans will be realized.

        Assuming that the note exchange offer is successful, we believe that our cash resources at December 31, 2002, together with 2003 developments and anticipated cash projected to be provided by 2003 operations, will be sufficient to fund our activities for the year ending December 31, 2003. However, long-term liquidity is dependent on the Company's ability to close the exchange offer, attain profitable operations and to secure additional financing.

Plan of Operations and Important Factors to Consider:

        We will continue to develop marketing and operational strategies designed to increase attendance and revenues at our existing locations in the Czech Republic.

        In May 2002, we completed renovation of the Ceska casino and, during the year, replaced 38 of its existing Aristocrat slot machines with newer-style Novomatic slot machines. In Rozvadov, the main floor was reconfigured to accommodate the relocation of the slot room from its lower level to the main floor for better player access and visibility. Further, the carpet and employee uniforms were replaced and a Pacific South Seas theme was introduced. In Znojmo, we added four additional gaming tables in July 2002, for an overall total of 21 gaming tables currently in operation. Further, 55 of the 56 existing slot machines in Znojmo were replaced over a two-year period beginning in January 2001 with newer machines of a type that are generally preferred by the casino's target client base.

        In February 2003, we also completed negotiation of the memorandum of understanding of a pending lease agreement for an approximately 6,500 square foot space in a designer outlet mall that is currently under construction on a plot of land adjacent to the Company's Znojmo casino, where we intend to open a slot room and bar, which will have a Hollywood theme. The mall is scheduled to open in the fall of 2003.

        We are also pursuing construction of a three-star hotel, which would be connected to the Znojmo casino and be built on Company-owned land. The hotel design has been completed and we are actively seeking funding for the ground breaking planned for mid-2003. We are proceeding with our plan to add a fourth full service casino in this same region and are in the process of finalizing the development plans. Such an addition would allow the Company to take advantage of our existing infrastructure, thereby benefiting from economies of scale.

BUSINESS

General Development of Business

        We own and operate three casinos, which are located in Ceska, Rozvadov, and Znojmo in the Czech Republic. The casinos, which operate under the brand name "American Chance Casinos" and showcase themes portraying recognizable eras of American history, are located at border locations and draw the majority of our clients from Germany and Austria. One of the Company's casinos has a Chicago 1920's era theme, another casino has a Southern Antebellum theme, and the third casino has a Pacific South Seas theme. Our casinos' operating strategy centers on differentiation of its products from the alternative German and Austrian casinos, which have very formal atmospheres. We have endeavored to create gaming environments with casual and exciting atmospheres that emphasize relaxed entertainment. Further, as part of the operating formula, we have striven to highlight the integrity and professionalism of our American owned operations as a means of allaying any concerns that German and Austrian clients might have about gambling abroad.

        We were organized as a Nevada corporation in October 1993 to acquire, develop and manage, to the extent permitted by applicable local laws, gaming establishments featuring live and mechanized gaming, including video gaming devices such as video poker machines. With the 1994 acquisition of several Louisiana-based entities, we conducted operations under these guidelines. In 1998, faced with a closing date of June 30, 1999 for our Louisiana operations as a result of changes in laws governing the legality of operating video gaming devices in the State of Louisiana, we amended our operating strategy by shifting our focus to the casino market in Europe and acquired three casinos, one located in Spain, Casino de Zaragoza, S.A. and two casinos located in the Czech Republic, as well as a parcel of land also located in the Czech Republic. We have also entered into a joint activity agreement relative to a fourth casino located in Azerbaijan Republic and signed a management contract with regard to a fifth casino located in the Kyrgyz Republic. We have since closed two of those casinos due to gaming law changes in the Azerbaijan Republic and Kyrgyz Republic, opened an additional casino on the parcel of land that was purchased in 1998, and sold our interest in CDZ, the casino in Spain.

        Although our headquarters are in New York City, we have no operating presence in the United States.

Current Operations

        On March 31, 1998, we consummated a Stock Purchase Agreement with 21st Century Resorts a.s., an owner-operator of two casinos, and the owner of property to build a third casino, in the Czech Republic, and Gameway Leasing Limited and Monarch Leasing Limited, two off-shore affiliates of Resorts which leased equipment to Resorts and the stockholders of Resorts. We acquired 100% of the equity interests of Resorts, its two operating subsidiaries and all of the assets of Gameway Leasing Limited and Monarch Leasing Limited for the purchase price of $12.6 million, including the cost of initial improvements to the acquired assets. On March 31, 1998, the Company, with the assistance of Libra Investments, Inc., Los Angeles, California ("Libra") acting as placement agent, borrowed $17.0 million from 14 sophisticated, accredited lenders in the March 1998 private placement. The loan is represented by the Notes issued pursuant to the Indentures by and among TWC, TWGI, TWGF wholly-owned subsidiaries of TWC, and U.S. Trust Company of Texas, N.A., which has since been replaced by the Bank of New York Trust Company of Florida, N.A. acting as Indenture Trustee. The Notes require mandatory prepayments based upon excess cash flow generated by TWGI from the operation of Resorts and bear interest at the rate of 12% per annum. The proceeds of the Notes were used to pay the net acquisition costs of, and improvements to, Resorts totaling approximately $12.6 million, to repay a loan in the amount of $1.3 million, to cover costs and expenses of $1.4 million relating to the March 1998 private placement and to provide working capital of $1.7 million.

        The assets acquired with the purchase of Resorts consist of the Ceska casino, which is located near the border with Germany. Ceska is patronized primarily by Germans and currently has 15 gaming tables and 48 slot machines as well as a bar/restaurant area and features a Chicago 1920's era theme. The purchase also included the Rozvadov casino, which is located approximately four miles from the region's main highway, not far from the German border and caters, as in Ceska, to a predominantly German clientele. This casino, which has a Pacific South Seas theme, currently has 11 gaming tables and 30 slot machines, and includes a bar/restaurant area. The final piece of the purchase was a parcel of land near Znojmo upon which a third Czech Republic casino was constructed. The Znojmo casino opened in December 1999 with 11 gaming tables and 42 slot machines. It has a Southern Antebellum theme and draws the bulk of its customers from the northern suburbs of Vienna, Austria. Pursuant to expansion projects in May and October of 2001 and July of 2002, the casino currently has 21 gaming tables and 56 slot machines, and includes a bar/restaurant area.

        On October 15, 1999, we borrowed $3.0 in the October 1999 private placement. This loan is also represented by 12% Senior Secured Notes which are identical in terms to the notes issued in the March 1998 private placement. All of the Notes are collateralized, primarily, by all of Resort's gaming equipment and a majority interest in the capital stock of all of our subsidiaries. In addition to the Notes issued in the October 1999 private placement, each investor in the October 1999 private placement received a proportionate share of warrants to purchase 1,250,728 shares of the Company's common stock, $.001 par value per share ("Common Stock") at an exercise price pf $.01 per share. The proceeds of the Notes issued in the October 1999 private placement were used to retire a $1.0 million short-term debt obligation related to the acquisition of CDZ, to make an interest payment of approximately $250,000 on that debt, and to finance the equipping, working capital, and pre-opening costs associated with the opening of the Znojmo casino.

Terminated Ventures

        On April 17, 1998, we acquired 90% of CDZ, which is a company incorporated in Zaragoza, Spain that holds the exclusive casino license in the region of Aragon, for approximately $780,000, excluding related acquisition costs of approximately $678,000, and also assumed the outstanding debt obligations of approximately $4.9 million. The debt obligations consisted of taxes payable to the Diputacion de Aragon ("DGA"), the Spanish social security authorities and the City Council of Alfajarin (collectively, the "Spanish Taxing Authorities") for which continuation of deferrals were granted as part of the terms of acquisition. Further, as part of the terms of the April 1998 acquisition of CDZ, we also negotiated an agreement with the local representatives of the DGA to allow the casino to relocate from its present location in the mountains outside of town to the center of downtown Zaragoza. The DGA introduced a law in February 2000 which would allow the casino to relocate upon issuance of a formal approval by the DGA. This law was passed by the local parliament in June 2000, after which we petitioned the DGA for permission to relocate the casino.

        In December 2001, as a result of excessive delays by the local Spanish authorities in granting CDZ final permission to relocate, together with the business unit's mounting losses we sold our interest in CDZ to a local Spanish casino operator, for a net gain of $8.5 million. At the time of this sale, CDZ operated nine gaming tables and 24 slot machines. In addition to its gaming area, CDZ's facilities included a 37-room hotel, a bar/restaurant, banquet space, and extensive recreational facilities, including four shooting ranges.

Accounting and Financial Issues

        We have, from time to time, been in technical default of the Amended Indentures and we continue to be so as of December 31, 2002. The Company has relied upon the forbearance and waivers from a majority interest of the holders of the Notes. Value Partners represents this majority in interest of the holders of the Notes. On February 23, 2001, Value Partners exercised 5,657,453 of the $0.01 warrants that it held. On May 20, 2002, it received an additional 23,270,833 shares as part of its participation in the LA Bond Exchange, together with approximately $1.9 million in unpaid interest, to common stock. With this exchange, Value Partners holds a controlling 57.5% of our issued and outstanding common stock. At December 31, 2002, Value Partners owned 66.6% of our existing long-term debt and owned 2,600,000 shares of our common stock which, upon exercise, would result in Value Partner's beneficial ownership of warrants to purchase an additional common stock equaling 59.6% of our issued and outstanding shares.

        At December 31, 2002, we had a working capital surplus of only $4,000 and a stockholders' deficit of $14.8 million. Further, in spite of the recent LA Bond Exchange, we are highly leveraged and, from time to time, have been unable to pay our interest and accounts payable obligations when they become due. The Company has failed to pay the interest due under its Notes on September 2000, March 2001, September 2001, March 2002, September 2002 and March 2003 in full and has incurred other events of default under its Indentures to date. We have received waivers from Value Partners, the holder of a majority in principal amount of the Notes, for these and future defaults through January 1, 2004. The terms of this waiver require the payment of all defaulted interest payments plus all accrued and unpaid interest thereon within ten business days following: our receipt or the receipt of any of our subsidiaries of $6.0 million or more from any borrowing or sale of equity; the payment of interest to another Noteholder; or the commencement of a voluntary or involuntary insolvency proceeding against us or any subsidiary Note issuer.

        We have taken several steps to improve our consolidated financial position, including (i) the December 2001 sale of our under-performing Spanish casino ($1.3 million of the net proceeds have been earmarked for potential investment in a hotel or casino project); (ii) the LA Bond Exchange, which reduced liabilities by $6.7 million); (iii) expansion of our facility in Znojmo, Czech Republic (from 11 to 21 gaming tables); (iv) the renovation of our casinos in Ceska and Rozvadov, which were completed in May 2002 and November 2002, respectively; (v) the March 2002 purchase of the Znojmo casino building lease; and (vi) the signing of a memorandum of understanding for lease of space in a designer outlet mall in Znojmo Czech Republic, in which we intends to open a slot room and bar in the fall of 2003.

        While the steps taken by management which have been completed have enhanced our balance sheet and improved our operating results somewhat, completion of the note exchange offer is a prerequisite for the Company to be in a position to secure additional financing, the proceeds from which would be used to (i) provide us with supplementary working capital to preserve and enhance our existing assets and (ii) acquire new business units.

        Further, we are studying several development projects in addition to the slot room and bar discussed above, including the potential development of a hotel in Znojmo, Czech Republic, the possible development of a fourth full-service casino in Europe, and the potential acquisition of existing hotels in Europe. There can be no assurances that these plans will be realized.

        Assuming the successful completion of the note exchange offer, we believe that our cash resources at December 31, 2002, together with the anticipated cash projected to be provided by 2003 operations, will be sufficient to fund our activities for the year ending December 31, 2003. However, long-term liquidity is dependent on our ability to close the note exchange offer, attain profitable operations and to secure additional financing.

Corporate Information

        Our corporate offices are located at 545 Fifth Avenue, Suite 940, New York, New York 10017, and our telephone number is (212) 983-3355.

Description of Business

        We are engaged in the acquisition, development and management of niche casino operations in Europe, which feature gaming tables and mechanized gaming devices, such as slot and video poker machines, as well as the development and management of small to midsize hotels, which may include casino facilities. In anticipation of our diversifying into the hotel industry, in July 2000, our shareholders voted to amend the Company's Articles of Incorporation by changing our name from Trans World Gaming Corp. to "Trans World Corporation." The Company's name change was based on the importance of the Company's name accurately conveying its desired identity and not solely as an owner/operator of gaming operations. Our planned expansion into the hotel industry is founded on management's belief that hotels in the small to midsize boutique class are complementary to the Company's brand of niche casinos, that opportunities in one of these two industries often lead to, or are tied to, opportunities in the other industry, and that a more diversified portfolio of assets will give us greater stability and make the Company more attractive to potential investors. Further, some of our top management has significant experience in the hotel industry.

Industry Overview

        Prior to the amendments to the Czech gaming regulations in December 1998, local municipalities were empowered to grant casino licenses in their regions. The amendments to the gaming legislation removed that right from the local governments and effectively eliminated exclusivity. Since this licensing change, four casinos have opened in Folmava, Czech Republic, one of which has since closed, which operate in direct competition with our Ceska casino due to their proximity. The Znojmo casino currently has four local competitors, none of which are located in the duty free zone between the border posts, as is the case of our casino. In addition to the current competitors, two casinos are in the development stages, one of which is planned to be located in the duty free zone. In early 2000, in response to increased competition from casinos located in the Czech Republic, the German government issued 12 new gaming licenses in the Bavarian region of Germany. Since being opened in the spring of 2000, two of the Bavarian casinos that went into operation as a result of issuance of the additional licenses have operated in direct competition with TWC's casinos in Ceska and Rozvadov. Further, in late 2002, construction of a new competitor casino began across the street from our casino in Rozvadov, and is scheduled to open in May 2003.

        The casinos in Germany and Austria have formal atmospheres and an air of exclusivity. Our ACC brand of casinos offers a relaxed but exciting, informal atmosphere, which has proven to be a desirable alternative to the local German and Austrian casinos. Further, ACC has established itself as a reputable casino company in the Czech Republic through its consistent policies, professional service, and strict adherence to all local gaming regulations.

The Company's Facilities

        The Ceska casino currently has 15 gaming tables, including seven card tables, seven roulette tables, and one electro-mechanical, eight-position roulette machine. It also has 48 slot machines, including 38 newer-style Novomatic machines; and parking for approximately 60 cars. In Rozvadov, there are 11 gaming tables, including five card tables, five roulette tables, and one electro-mechanical roulette game; 30 Novomatic slot machines; and parking for 40 cars. In Znojmo, there are 21 gaming tables, which consist of 12 card tables, eight roulette tables, and one electro-mechanical roulette machine; 56 slot machines, 55 of which are newer-style Novomatic machines; and parking for approximately 120 cars.

Future Operations

        In an effort to improve the product and further differentiate the Ceska casino from its competition, the facility underwent an extensive renovation of the entire facility, which was completed in May 2002. In conjunction with the renovation, a Chicago 1920's era theme was introduced at the casino, which gives the property an identity that is consistent with the ACC branding.

        One of the biggest challenges for Rozvadov remains its limited size. To maximize the full use of its main floor, where the live game tables are currently situated, the internal walls were reconfigured to allow for the relocation of the slot room from the casino's lower level to its main floor, whereby improved visibility and access are expected to boost playtime and revenue. In conjunction with the slot room relocation, the staff room, which had previously occupied a portion of the main floor, was moved to the lower level, further increasing the available space for the slot room. The renovation, which also included replacement of the main floor carpet and introduction of a Pacific South Seas theme, was completed in November 2002. We have has postponed our plan to expand the casino's parking lot by 20 spaces to mid-2003.

        In May 2001, the Znojmo facility expanded from 11 to 16 gaming tables and an electro-mechanical roulette table was added in the fall of 2001. In July 2002, four more card tables were added, bringing the total gaming tables to 21. Due to the success of the electro-mechanical roulette table, management plans to introduce a second such table in the spring of 2003.

        In January 2003, we completed negotiation of the memorandum of understanding for a lease agreement for approximately 6,500 square feet in a designer outlet mall that is currently under construction on a plot of land adjacent to the Company's Znojmo casino, where we intend to open a slot room and bar which will have a Hollywood theme. The mall is scheduled to open in September of 2003.

        We are also pursuing construction of a three-star hotel, which would be connected to the Znojmo casino and be built on Company-owned land. The hotel design has been completed and we are actively seeking funding for the project, which management hopes to get underway in mid-2003.

        We are planning to add a fourth full-service casino in the region and we are in the process of finalizing the development plans. Such an addition would allow us to take advantage of our existing infrastructure, thereby benefiting from economies of scale.

        Except as described above, we have no specific arrangements or understandings with respect to the management or acquisition of any gaming facility. There can be no assurance that we will manage or acquire any other gaming facilities in the future.

Long Range Objectives

        Our experience in the gaming industry is evidence of the volatile nature of this business. We have suffered significant financial setbacks as a result of unexpected decisions of voters in Louisiana and foreign governmental authorities in Eastern Europe and Spain, which forced the closure of several of our gaming operations and, in the case of Spain, delayed transfer of the casino operation to a potentially more profitable location and, ultimately, prompted its sale. Moreover, based on the negative results of our efforts to raise investment capital, management has concluded that our poor past performance, combined with the fact that we are exclusively in the gaming industry, the fact that we operate overseas, and the fact that we are highly leveraged have undermined efforts to secure additional financing for growth.

        Our senior corporate-level management, some of whose backgrounds are in the hotel industry, have endeavored to rid the Company of unprofitable business units, maximize the potential of our Czech Republic operations, and explore expansion of the Company through the addition of new business units, including hotels. In addition to evaluating expansion opportunities in the Czech Republic, we are pursuing several potential hotel acquisition projects in Europe, subject to the availability of the necessary financing. Management intends to use the greater part of the net proceeds from the sale of CDZ as investment capital for an expansion project.

        Our long-term goal is to create two hotel divisions, a Europe-based division and a U.S.-based division, while pursuing expansion of the casino division. Acquisitions will be based on an evaluation of the potential return of projects that arise and the availability of financing to purchase additional assets. Management is hopeful that this strategy will result in growth of the Company to approximately five to ten business units, which, coupled with benefits of debt reduction initiatives, may be enough to provide us with a stable cash position.

        Assuming that we achieve cash flow stability, the Company will seek to establish or develop a signature property and will create a brand name for this prototype hotel. Thereafter, we will expand our newly created chain by adding hotels that, and transforming hotels to, conform to our established brand image. Management's long-term goal is to expand the hotel chain to 40-60 units and to expand our casino division to 10-12 units. There can be no assurances that management's plans and long-range objectives will be realized.

Marketing

        We employed a number of marketing strategies in 2002, some of which applied to all ACC business units and some of which were casino specific. In an effort to boost attendance and playtime, an award program was launched during the year, which awarded points earned each time a certain "lucky" number appeared during play in roulette, blackjack and/or poker. Points were tracked and accumulated for each player. At the end of the promotional period, prizes were awarded based on points earned. The program proved to be a highly successful inducement for regular players as well as serving to increase the frequency of visitations by occasional players and resulting in the introduction of new players to the casinos. The 2002 marketing plans of the casinos were split into internal and external components, and casino management was given responsibility for developing in-house promotions customized to each facility. In addition, a tracking system that gauged the success of promotions in terms of repeat visitation was implemented. Over the course of the year ended December 31, 2002, a number of theme and holiday related parties were held, which, in addition to boosting attendance on the nights of the events, gave the casinos significant media and word of mouth exposure. To further supplement the activity agenda, a series of ethnic-themed "Nights" were also introduced, which promoted the unique cuisine, music and culture of various ethnic groups and featured grand buffets and live entertainment.

        The year ended December 31, 2002 was characterized by many marketing changes that positively affected attendance at the Ceska casino. In the second quarter of 2002, in an effort to combat declining attendance, we altered the strategy at Ceska of exclusively targeting high-stakes players when it became evident that our primary market consisted of divergent groups—one small group of high-income players and a majority of middle-income players. Further, the impact of the deteriorating German economy, worsened by the additional economic costs of a major flood that took place in the region, as well as fierce competition from two recently renovated competitors exacerbated the initial efforts of drawing and depending on a small group of high-end players. In light of this and other factors, Ceska repositioned itself to attract attendance from a broader range of players. The strategy met with some success with attendance having narrowed the shortfall gap versus the prior year starting mid-year 2002.

        To an even greater degree than Ceska, Rozvadov is patronized by a loyal group of gamblers. In 2002, management strove to offer promotions that were designed to appeal to these key clients and to improve the personalized service offered to VIPs.

        In Znojmo, marketing continued to focus on cultivation of the Vienna market. The Company's billboard, bus, radio and video wall advertising campaign was continued and expanded. In 2002, management's initiatives included a series of themed events that proved to be popular and successful in augmenting attendance. A reward program, whereby players were recognized for their ability to attract new and repeat visitors (sometimes in groups) to the casino, was initiated in the year and proved to be successful in improving attendance and increasing the quality of the casino's customer base.

Regulations and Licensing

        During the quarter ended June 30, 1998, the Czech Republic House of Deputies passed an amendment to the gaming law, which restricted foreign ownership of casino licenses. In response thereto, the Company restructured its subsidiaries and Czech legal entities to comply with the amendment and was subsequently granted a ten-year license. There can be no assurance that the authorities in the Czech Republic will not amend the gaming law as it pertains to foreign ownership of casino licenses. In the event the gaming laws are amended in the future, it may have a material adverse effect on our future profitability and operations. Further, there has been increased competition in the areas where we operate because local municipalities no longer have control over the issuance of casino licenses, thereby effectively eliminating exclusivity.

Application of Future or Additional Regulatory Requirements

        In the future, we intend to seek the necessary licenses, approvals and findings of suitability for the Company and our personnel in other jurisdictions where we plan to open casinos; however, there can be no assurance that such licenses, approvals or findings of suitability will be obtained or will not be revoked, suspended or conditioned or that we will be able to obtain the necessary approvals for our future activities. If a license, approval or finding of suitability is required by a regulatory authority and we fail to seek or do not receive the necessary license or finding of suitability, we may be prohibited from owning or operating gaming establishments in that jurisdiction.

Gaming Taxes

        Gaming tax rates in the Czech Republic, which were revised by the local Ministry of Finance in June of 2001, averaged approximately 16.7% of total gaming revenues for the year ended December 31, 2002 and currently consist of gaming taxes of 11% of total gaming revenue, charity taxes of 10% of total gaming revenue net of gaming taxes, and 6% of slot revenue of 500,000 Czech Korunas or less and 8% if above this threshold (both net of slot licensing fees). There can be no assurances that tax rates, fees, or other payments applicable to our gaming operations will not be increased in the future.

Competition

        Our operations in the Czech Republic compete with a number of local and foreign casinos. The Ceska unit competes with three casinos in the immediate vicinity and three additional casinos in the greater region, two of which are located in Germany. The Rozvadov casino competes with one casino in the local area and four other casinos in the greater region, one of which is located in Germany. Construction of a competitor casino began across the street from the Rozvadov casino in late 2002 and is scheduled to open in May 2003. The Znojmo casino faces competition from four local casinos, none of which are located in the duty free zone, as is our facility. In addition to the current competitors, two casinos are in the development stages, one of which is planned to be located in the duty free zone.

Employees

        As of May 12, 2003, the Company had a total of 383 employees, including 127 in its casino in Ceska, 83 in its casino in Rozvadov, 161 in its casino in Znojmo, 8 in its regional office in the Czech Republic, and four in our headquarters in New York. We believe that our employee relations are excellent.

Description of Property.

Corporate Offices

        Our corporate offices are located at 545 Fifth Avenue, Suite 940, New York, New York, occupying 1,559 square feet of office space under a lease at the rental rate of $6,481 per month, expiring in December 2005.

Czech Republic

        We lease a 5,000 square foot casino facility in Ceska Kubice at a rent of approximately $1,659 (50,000 Czech Korunas) per month. The casino building lease expires in 2010. We also lease accommodations for our staff in Ceska at the rate of approximately $3,019 (91,000 Czech Korunas) per month and for our staff in Znojmo at the rate of approximately $5,509 (157,000 Czech Korunas) per month.

        In Rozvadov, we own the casino building and an adjacent facility for staff accommodations.

        As part of the acquisition of Resorts, we acquired approximately 10 acres of land near Znojmo, close to the border in Austria, on which we constructed and operate a casino. We negotiated an agreement with a local building contractor who financed and built a 5,000 square foot casino facility and leased it to the Company under the terms of a 10 year lease for approximately $27,000 per month. In March 2002, we exercised our right to purchase the Znojmo casino building lease. The building lease purchase, the cost of which was approximately $1.4 million, was financed by a loan from a local Czech Republic bank. The bank note, which is payable in monthly installments through December 2006, bears interest at 6.2% per annum and is collateralized by the Znojmo casino building, our Rozvadov casino and employee housing buildings, and our land near Ceska in Folmava.

Legal Proceedings

        Former President and Chief Operating Officer.    On February 14, 2003, we executed a two-part settlement agreement with our former President and Chief Operating Officer. Pursuant to the two-part settlement agreement, in exchange for cash payments that will continue through 2004, but which will not have a material effect on our consolidated financial position, results of operations or cash flows the former President and Chief Operating Officer agreed to discontinue all litigation brought against the Company, including litigation concerning CDZ, and to return the share of CDZ stock to the Company. We likewise discontinued our lawsuit against him.

        Choice Capital Corporation.    In October 2001, we filed a "Complaint for Damages" against Choice and Jude Onukuwa in the Superior Court of Fulton County, Georgia. We are seeking to recover payments made to Choice in connection with a promised financing transaction that never closed. In addition, we are seeking to recover interest and attorney fees. In November 2001, Choice answered the complaint and included a counterclaim against the Company, which seeks damages of $1.2 million for lost commissions related to the unconsummated deal. In March 2003, the Company's motion to compel discovery was granted. We believe that we have a strong case against Choice and that we have meritorious defenses to Choice's counterclaims and intend to pursue the Company's claims vigorously as well as to defend against Choice's counter claims vigorously. Accordingly, no provision for liability to the Company that may result upon adjudication has been made in the accompanying consolidated financial statements.

        We are not currently involved in any other material legal proceeding nor were we involved in any other material litigation during the year ended December 31, 2002.

MANAGEMENT

        The table below sets forth information about our directors and the executive officer.

Name	Age	Position With Company
Rami S. Ramadan	53	Director, President, Chief Executive Officer and Chief Financial Officer
Julio E. Heurtematte, Jr.	67	Director
Malcolm M.B. Sterrett	60	Director
Geoffrey B. Baker	53	Director

        Rami S. Ramadan, 53, has served as President of the Company since August 2000, as Chief Executive Officer and Chief Financial Officer since July 1999 and was appointed as a director in August 1999. His most recent prior position was as Executive Vice President of Finance for the Ian Schrager Hotels from November 1997 to July 1999. Prior to that, Mr. Ramadan held senior financial positions with Hyatt Hotels from January 1994 to November 1997, Euro Disney from October 1990 to December 1993 and Meridien Hotels from September 1975 to September 1990.

        Julio E. Heurtematte, Jr., 67, currently is a private consultant, specializing in international projects, trade and investments and has acted in such capacity since 1989. From 1963 to 1989, Mr. Heurtematte served with the Inter-American Development Bank in several capacities, most recently as its Deputy Manager for Project Analysis. He has served as a director of the Company since 1998.

        Malcolm M. B. Sterrett, 60, is a private investor. From 1989 to 1993, he was a partner at the law firm of Pepper Hamilton & Scheetz, Washington, D.C. From 1988 to 1989, he served as General Counsel to the U.S. Department of Health and Human Services and from 1982 to 1988, he was a Commissioner on the U.S. Interstate Commerce Commission. Prior thereto, he was Vice President and General Counsel to the United States Railway Association and served as Staff Director and Counsel to the U.S. Senate Committee on Commerce, Science and Transportation. Mr. Sterrett has served as a director of the Company since 1998.

        Geoffrey B. Baker, 53, is a private investor. From 1983 to the present, Mr. Baker has been a member of the private investment firm, Baker & Donaldson. From 1977 to 1982, he was Legislative Director to U.S. Senator Lowell P. Weicker, Jr. and, from 1975 to 1977, he served on the Senate Committee on Commerce as a minority staff member for surface transportation. Mr. Baker has served as a director of the Company since 1998.

Summary Compensation Table

        The following table sets forth the cash and non-cash compensation earned during the fiscal years ending December 31, 2002, 2001, 2000, and 1999 by the executive officer of the Company during those periods.

Summary Compensation Table
	Annual Compensation								Long Term Compensation
Name	Year	Salary		Bonus(2)		Other Annual Compensation		Stock Options(3)	All Other Compensation(4)
Rami Ramadan(1) President, CEO and CFO	2002 2001 2000 1999	$ $ $ $	350,000 300,000 300,000 150,000	$ $ $ $	126,000 39,900 — —	$ $ $ $	— — — —	150,000 100,000 100,000 100,000	$ $ $ $	5,616 5,556 5,450 2,200

(1)
Mr. Ramadan joined the Company as its chief executive officer and chief financial officer on July 12, 1999. He was elected as the Company's President in August 2000. On July 12, 2002,

  Mr. Ramadan's employment agreement was renewed with amendments for an additional three years.

(2)
2002 bonus has been accrued but not yet paid.

(3)
Amounts shown represent the number of qualified stock options granted each year. The options listed are exercisable, and the option price per share was set forth in Mr. Ramadan's employment contract (See "Employment Agreement," below.) As part of his employment agreement renewal in 2002, the number of options to be granted was increased to 150,000 per year for the duration of his three-year agreement. These options are exercisable at a per share price equal to the fair market value of such share as determined by the average bid and ask price of such share at the close of the market on the date of the grant.

(4)
The amounts shown represent the cost of a leased automobile provided to Mr. Ramadan for each year indicated.

Option Grants/Exercises and Values for Fiscal 2002

        The following table summarizes certain information concerning individual grants of options during fiscal 2001 to the executive officer named in the Summary Compensation Table above and the potential realizable value of the options held by such person at December 31, 2002.

Options Granted in Fiscal 2002
Individual Grants

Name	Shares of Common Stock Underlying Options Granted	% of Total Options Granted to Employees in Fiscal Year	Base Exercise Price ($/SH)	Expiration Date
Rami S. Ramadan	150,000	65%	$0.05	07/12/12

        No options were exercised by the executive officer named in the Summary Compensation Table during fiscal 2002.

        The following table summarizes the option values held by the executive officer named in the Summary Compensation Table as of December 31, 2002.

Aggregate Option Exercises In Fiscal 2002 And
Fiscal 2002 Year-End Option Value Table

			Number of Unexercised Options At December 31, 2002		Value of Unexercised in the Money Options at December 31, 2002
Name	No. of Shares Acquired on Exercise	Value Realized Upon Exercise
			Exercisable	Unexercisable	Exercisable	Unexercisable
Rami S. Ramadan			$450,000		$15,000	$—

Employment Agreement

        Effective July 12, 1999, the Company extended Mr. Ramadan's employment agreement pursuant to which he will serve as the Company's chief executive officer and chief financial officer until July 12, 2005 at an annual salary of $400,000 commencing on July 1, 2002. Mr. Ramadan is eligible to participate in the 1998 Employee Stock Option Plan, Executive Compensation Plan and any present or future employee benefit plans. He also will be reimbursed for reasonable travel and out-of-pocket expenses necessarily incurred in the performance of his duties. Mr. Ramadan will also receive three separate equal annual installments of options to acquire the Company's common stock, each of which shall have a five-year term commencing upon the date on which each installment is granted. Under the initial employment agreement, Mr. Ramadan received 100,000 options exercisable at $0.50 per share; upon commencement of the second year of the employment agreement an additional 100,000 options exercisable at $0.55 per share were granted; and upon commencement of the third year of the employment agreement, the final installment of 100,000 options exercisable at $0.61 per share was granted. Upon commencement of the second and third year of the employment agreement, the exercise price for all unexercised options granted in the preceding year was increased to the current year's exercise price of $0.61. Under the amendment, Mr. Ramadan will be granted options to purchase the Company's common stock pursuant to the 1998 Plan in three separate installments, all of which will be immediately vested and exercisable at the per share price equal to the average of the bid and the asked price of such share at the close of the market on the date of grant, as follows: (i) 150,000 shares on July 12, 2002; (ii) 150,000 shares on July 12, 2003; and (iii) 150,000 shares on July 12, 2004. If the agreement is terminated other than for cause at anytime after six (6) months following commencement of the employment agreement, Mr. Ramadan will receive two years' salary. In addition, upon the expiration of the employment agreement, if TWC elects not to renew Mr. Ramadan's employment, TWC shall continue to pay to him his base salary and his medical insurance benefits then in effect in semi-monthly increments until the date of the earlier of the commencement of his full time employment with another employer, or the first anniversary date of the extended expiration date of the employment agreement.

BENEFICIAL OWNERSHIP OF COMMON STOCK
BY CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

        The following table sets forth information regarding the beneficial ownership of the common stock as of May 12, 2003 (the "Calculation Date"), unless otherwise noted, (a) by each shareholder who is known by the Company to own beneficially more than 5.0% of the outstanding common stock, (b) by each director, (c) by each executive officer named in the Summary Compensation Table above, and by all executive officers and directors as a group. Unless otherwise noted, each of the shareholders listed in the table or included within a group listed in the table possesses sole voting and investment power with respect to the shares indicated, subject to community property laws where applicable. The business address for each director and officer of the Company is 545 Fifth Avenue, Suite 940, New York, New York 10017.

Name of Beneficial Owner	Number of Shares of Common Stock Beneficially Owned(1)	Percentage of Ownership(1)
Value Partners, Ltd.(2)	31,528,286	59.6%
Anasazi Partners Limited Partnership(3)	11,048,722	21.5%
Christopher P. Baker(4)	15,171,676	29.4%
Rami S. Ramadan(5)	450,000	*
Julio E. Heurtematte, Jr.(6)	84,191	*
Malcolm M.B. Sterrett(7)	84,191	*
Geoffrey B. Baker(8)	80,191	*
All directors and the executive officer as a group (4 persons)(9)	698,573	1.4%

*
Less than 1%.

(1)
The percentage of outstanding shares is based on 50,328,175 shares outstanding as of May 12, 2003 and, for certain individuals and entities, on reports filed with the SEC or on information provided directly to the Company by such individuals or entities. A person is deemed to be the beneficial owner of securities that can be acquired by such person within 60 days from May 12, 2003 upon the exercise of options or warrants. Each beneficial owner's percentage ownership is determined by assuming that options or warrants that are held by such person (but not those held by any other person) are exercisable within 60 days from May 12, 2003 have been exercised. Included are shares of common stock issuable upon the exercise of options or warrants to purchase the Company's common stock.

(2)
Value Partners, Ltd. is a Texas limited partnership, whose business address is 4514 Cole Avenue, Suite 808, Dallas, Texas 75205. Includes 28,928,286 shares of common stock; warrants to purchase: 600,000 shares of common stock at an exercise price of $1.00, expiring December 31, 2005 and 2,000,000 shares of common stock at an exercise price of $1.50 per share, expiring December 31, 2005.

(3)
Anasazi Partners, Ltd. is a Massachusetts limited partnership whose business address is 303 Congress Street, Suite 301, Boston, Massachusetts 02210. Includes 9,965,389 shares of common stock; warrants to purchase 250,000 shares of common stock at an exercise price of $1.00 per share, expiring December 31, 2005; and warrants to purchase 833,333 shares of common stock at an exercise price of $1.50 per share, expiring December 31, 2005.

(4)
The business address for Christopher P. Baker is 303 Congress Street, Suite 301, Boston, Massachusetts 02210. Includes: 2,988,481 shares of common stock of which Mr. Christopher P. Baker, President of C.P. Baker & Co., is the record holder; 10,000 shares of common stock held by Baker LLC, of which Christopher P. Baker is the President; 994,473 shares of common stock held by CP Baker Venture Fund I, of which Christopher P. Baker is the President; 9,965,389 shares of common stock held by Anasazi Partners, Ltd, of which Christopher P. Baker is a general partner; warrants to purchase 250,000 shares of common stock at an exercise price of $1.00 per share, expiring December 31, 2005 held by Anasazi Partners, Ltd; warrants to purchase 833,333 shares of common stock at an exercise price of $1.50 per share, expiring December 31, 2005, held by Anasazi Partners, Ltd.; warrants to purchase 10,000 shares of common stock at an exercise price of $1.00, expiring December 31, 2005; warrants to purchase 33,333 shares of common stock at an exercise price of $1.50, expiring on December 31, 2005; warrants to purchase 20,000 shares of common stock at an exercise price of $1.00, expiring on December 31, 2005; warrants to purchase 66,667 shares of common stock at an exercise price of $1.50, expiring on December 31, 2005; and, excludes 442,534 shares of common stock held by Adrienne Baker, Mr. Baker's spouse, the beneficial ownership thereof is disclaimed by Mr. Baker.

(5)
Consists of shares subject to incentive options granted to Mr. Ramadan on July 12, 1999, 2000, 2001 and 2002, all of which were fully vested on the date of grant.

(6)
Includes warrants to purchase 41,691 shares of common stock at an exercise price of $.01 per share expiring March 31, 2008; 1,000 shares of common stock subject to non-qualified options granted to Mr. Heurtematte under the 1998 Incentive Stock Option Plan at the end of each calendar quarter ended June 30, 1998 through December 31, 1998 and 2,000 shares of common stock subject to non-qualified options granted under the 1999 Non-Employee Director Stock Option Plan at the end of each calendar quarter ended March 31, 1999 through June 30, 2000, and 2,500 shares of common stock subject to non-qualified options granted under the 1999 Director Plan at the end of each calendar quarter ended September 30, 2000 through December 31, 2002, all of which were fully vested on the dates of grant. Mr. Heurtematte is also the owner of Notes having a principal balance of $100,000.

(7)
Includes warrants to purchase 41,691 shares of common stock at an exercise price of $.01 per share expiring March 31, 2008; 1,000 shares of common stock subject to non-qualified options granted to Mr. Sterrett under the 1998 Plan at the end of each calendar quarter ended June 30, 1998 through December 31, 1998 and 2,000 shares of common stock, subject to non-qualified options, granted under the 1999 Director Plan at the end of each calendar quarter ended since March 31, 1999 through June 30, 2000, and 2,500 shares of common stock subject to non-qualified options granted under the 1999 Director Plan at the end of each calendar quarter ended September 30, 2000 through December 31, 2002, all of which were fully vested on the dates of grant. Mr. Sterrett is also the owner of Notes having a principal balance of $100,000.

(8)
Includes warrants to purchase 41,691 shares of common stock at an exercise price of $.01 per share expiring March 31, 2008; 1,000 shares of common stock subject to non-qualified options granted to Mr. Baker under the 1993 Incentive Stock Option Plan at December 31, 1998, 2,000 shares of common stock, subject to non-qualified options, granted under the 1999 Director Plan for the calendar quarter ended March 31, 1999 and 2,000 shares of common stock subject to non-qualified options granted under the 1999 Director Plan at the end of each quarter ended since September 31, 1999 through June 30, 2000, and 2,500 shares of common stock subject to non-qualified options granted under the 1999 Director Plan at the end of each calendar quarter ended September 30, 2000 through December 31, 2002, all of which were fully vested on the dates of grant. Mr. Baker is also the owner of Notes having a principal balance of $100,000.

(9)
See Notes (5), (6), (7) and (8) above.

CERTAIN TRANSACTIONS

        On March 31, 1998, with the assistance of Libra, acting as placement agent, we borrowed $17.0 million from fourteen sophisticated, accredited investors in a private placement. The loan is represented by the Notes that were issued pursuant to the Indentures by and among TWC, TWGI, and TWGF and U.S. Trust Company of Texas, N.A., which has been replaced by The Bank of New York Trust Company of Florida, N.A., acting as Indenture Trustee. The Indentures were amended on October 29, 1998 in connection with the restructuring of our ownership of our Czech subsidiary that holds our casino companies as a result of the change in the Czech gaming law, which restricted foreign ownership of Czech casinos. The amendment did not alter the underlying basis of the Notes. The Notes require mandatory prepayments based upon excess cash flow generated by TWGI from the operation of the Czech casinos acquired in the Resorts acquisition and bear interest at the rate of 12% per year. The proceeds of the Notes were used to pay the net acquisition costs of, and improvements to, Resorts totaling $12.6 million, to repay a loan in the amount of $1.3 million, to cover costs and expenses of $1.4 million relating to the private placement and to provide working capital of $1.7 million.

        On October 15, 1999, we borrowed $3.0 million ($2.7 million from Value Partners) in a private placement. The loan is represented by the Notes issued in October 1999 pursuant to indentures the terms of which are substantially similar to the prior indentures. In addition, each investor in the October 1999 Notes received a proportionate share of warrants to purchase 1,251,000 shares of our common stock. The proceeds of the October 1999 Notes were used to retire a $1.0 million short-term debt obligation related to the acquisition of the Spanish casino, to make an interest payment of approximately $250,000 on said debt, and to finance the equipment, working capital, and pre-opening costs associated with the opening of a third casino in the Czech Republic on land that had been previously purchased. That casino, located near Znojmo, opened on December 22, 1999.

        We were unable to fully meet our September 2000, March 2001, September 2001, March 2002, September 2002 and March 2003 interest payments related to the Notes. We have obtained waivers of past due and future default and forebearance from Value Partners, the majority holder of the Notes, to be effective through January 1, 2004. The terms of this waiver require the payment of all defaulted interest payments plus all accrued and unpaid interest thereon within ten business days following: the receipt by TWC or any subsidiary of $6.0 million or more from any borrowing or sale of equity, the payment of interest to another Noteholder, or the commencement of a voluntary or involuntary insolvency proceeding against the Company or any subsidiary Note issuer. The completion of the note exchange offer, including the participation by Value Partners and its exchange of the Notes for common stock and interest notes, will cause the Company's repayment obligations to Value Partners under the Notes to terminate. The Company and its subsidiary, TWGI, have agreed to indemnify Value Partners for any losses, liabilities, claims, damages and expenses which arise primarily from any untrue or alleged untrue statement of material fact contained in the registration statement under which this prospectus was originally filed or amended. Our other Noteholders have not taken any action, to date, to enforce the Indentures against us.

        We have, from time to time, been in technical default of the Indentures and have relied upon the forbearance and waivers from a majority interest of the holders of the Notes, Value Partners. We have borrowed other amounts from Value Partners from time to time, including a short-term loan of $1.0 million in March 2001, (some of which have been in technical default for which forbearance or waivers have been granted) and may seek to borrow additional funds or obtain equity investments from Value Partners in the future. On February 23, 2001, Value Partners exercised warrants representing 5,657,453 shares of our common stock for the $0.01 exercise price. In May 2002, we issued 23,270,833 shares of our common stock to Value Partners in conjunction with the LA Bond exchange transaction. With the exercise of those warrants, Value Partners holds, as of the date of this prospectus, a controlling 57.5% of our issued and outstanding common stock and owns warrants exercisable for 2,600,000 shares of common stock. Upon the exercise of such warrants, Value Partners' holdings would equal approximately 59.6% of the issued and outstanding shares of our common stock. In addition to these holdings, Value Partners owns 66.6% of our long-term debt.

        We have negotiated the terms of the note exchange offer with Value Partners and certain of the other Noteholders. Value Partners has agreed not to disclose our proprietary information and not to trade in our securities while in possession of non-public information about the Company.

        As set forth under the section entitled "Beneficial Ownership of Common Stock By Certain Beneficial Owners and Management," three of our independent directors (Messrs. Heurtematte, Baker and Sterrett) each own Notes in the principal amount of $100,000. These directors have indicated to the Company that they intend to vote their shares (if any) in favor of the proposal to authorize additional shares of common stock to facilitate the note exchange offer and to tender their Notes in the note exchange offer for shares of our common stock. In that regard, these directors have an interest in the passage of this proposal that may be different from stockholders who do not also own Notes. In addition, Value Partners as the Company's controlling stockholder and the holder of a majority in principal amount of the Notes has an interest in the approval of the proposed amendment to the Company's Articles of Incorporation that may differ from the interest of a minority stockholder. Value Partners has the voting power to ensure the approval of the proposed amendment of the Articles of Incorporation. If the amendment is approved and the note exchange offer is closed, Value Partners' controlling interest in the voting common stock of the Company will increase from 57.5% to 65.7%.

DESCRIPTION OF THE NOTES

        The Notes were issued pursuant to the Indentures which were supplemented on October 29, 1998, October 15, 1999 and September 10, 2001. The following summarizes the material financial terms of the Notes and the Indentures. You should read all of the provisions of the Notes and the Indentures, including the definitions therein of certain terms and those terms made a part of the Indentures by the Trust Indenture Act of 1939. We have previously filed a copy of the Indentures as an exhibit to our Form 10-KSB for the year ended December 31, 2001. See "Where You Can Find More Information." Upon timely request, we will provide to any Noteholder a copy of the Indentures and the Notes. All such requests must be made by June 4, 2003 to allow sufficient time for delivery.

        Principal Amount.    The aggregate principal amount of the Notes is $20.0 million.

        Interest.    Simple interest accrues on the unpaid principal amount at the rate of 12% per year, payable semi-annually on March 17 and September 17 based on a 360 day year consisting of 12 thirty day months.

        Maturity.    The full principal amount and all accrued and unpaid interest is due and payable to the Noteholders on March 17, 2005.

        Mandatory Prepayments.    We are required to prepay the principal amount of the Notes to the extent we receive "excess cash flow," which represents TWGI's consolidated net income for any six month period as determined pursuant to generally accepted accounting principles, as adjusted in accordance with the terms of the Indentures. We have never obtained any excess cash flow under the Notes, except for $1.6 million received from the sale of our Spanish casino which, according to the terms of the Indentures and the subsequent waiver of the holder of the majority of principal amount of the Notes, allowed for the net proceeds to be allocated to reinvestment.

        Redemption by the Company.    We can redeem the Notes at par plus accrued and unpaid interest at any time or from time to time.

        Certain Restrictions.    The Indentures provide for substantial restrictions on our operations, which may be waived by not less than 50% in aggregate outstanding principal amount of the Notes. These restrictions include:

  •
  Neither TWGI nor any of its subsidiaries may incur additional debt, with certain exceptions;

  •
  Neither TWGI nor any of its subsidiaries may issue any additional capital stock;

  •
  Neither TWGI nor any of its subsidiaries can make any asset sales unless fair value is received and at least 85% of the consideration received is in cash;

  •
  Neither TWC nor any of its subsidiaries will make a "restricted payment," which includes any dividend on, or redemption or purchase of, our capital stock;

  •
  Neither TWGI nor any of its subsidiaries are permitted to make any defined investments;

  •
  Neither TWGI nor any of its subsidiaries are permitted to create or incur any liens on their respective properties;

  •
  Neither TWGI nor any of its subsidiaries may engage in a sale and leaseback transaction except under certain circumstances; and,

  •
  All non-U.S. operations must be operated through TWGI.

        The Indentures have other restrictions that may be waived only by all Noteholders. These restrictions include:

  •
  No amendment to the Indentures may be made that will reduce the principal amount of the Notes, change the maturity date of the Notes, reduce the time for payment or the interest rate on the Notes, waive an event of default in the payment of principal or interest on the Notes (except a recission of acceleration of the Notes), make any Note payable in currency other than U.S. dollars, change any provision of the Indentures relating to waivers of past defaults or the rights of Noteholders to receive payments of principal or interest on the Notes, waive redemption payments, or make any change in the foregoing;

  •
  The right of each Holder to require payment of the full amount of principal and accrued and unpaid interest on its Notes in the event of a change in control; and

  •
  TWC, TWGI or TWGF cannot consolidate or merge or sell substantially all of their respective assets to a third party.

        Security.    The repayment of the Notes is collateralized by a first priority lien on the stock of TWGI, TWGF and 66% of the stock of our Czech holding companies and a first priority lien on all of our assets except the real estate securing the Znojmo loan.

        Change of Control.    If we were to be subject to a change in control (i.e., any change in the ownership of 35% or more of our outstanding common stock to any person or group), then we must repurchase, at the Noteholders' option all, or a portion, of their Notes at par plus accrued and unpaid interest.

        Ranking.    The Notes are senior in right of payment to all other negotiated debt of TWC and its subsidiaries and is senior to the holders of our common stock in the event of our liquidation.

        Indenture Trustee.    The Indenture Trustee is The Bank of New York Trust Company of Florida, N.A. (as successor in interest by merger of U.S. Trust Company of Texas, N.A.)

        Default.    An event of default includes:

  •
  our failure to pay any installment of interest when it becomes due and such failure has continued for 15 days;

  •
  our failure to pay any principal when it becomes due at maturity;

  •
  our failure to perform any covenant required by the Indentures or any agreement we have entered into relating to this debt for 15 days after we have received written notice of our failure;

  •
  our default under any other debt obligation where our failure to pay due principal or interest exceeds $300,000 or where any other debt is accelerated as a result of our default;

  •
  our failure to pay any final judgment against us which is more than $300,000;

  •
  our entry into an involuntary bankruptcy proceeding or any proceeding which orders the winding up or liquidation of our affairs;

  •
  our entry into a voluntary proceeding in bankruptcy;

  •
  our loss of our gambling license or the loss of our right to operate a gaming establishment in the Czech Republic;

  •
  the indictment of any of our officers or key employees;

  •
  fraud by any of our officers or key employees;

  •
  if we do not, or are unable to, pay our debts as they become due;

  •
  any event which, in the reasonable judgment of a majority in interest of the Noteholders, has a material adverse effect on our condition, operations, prospects or properties (financial or otherwise);

  •
  any event within one year which causes or may cause a reduction in the value of the collateral securing the Notes by more than $300,000; or

  •
  if all or any part of the collateral is further encumbered or made subject to any other security interest.

        We have been in default under the Indentures from time to time and have received waivers and/or forbearances from our Noteholders of certain of such defaults. We have not paid in full the interest on our Notes which was due September 2000, March 2001, September 2001, March 2002, September 2002 and March 2003. We have received waivers of past and future default for the non-payment of such interest from Value Partners. Other Noteholders have not taken any action, to date, to enforce their rights under the Indentures against us. There can be no assurance that we will be able to obtain future waivers, that one or more Noteholders will not declare us to be in default or that we will not incur further events of default in the future. See "Risk Factors—We are currently in default under our Indentures."

        If we are determined to be in default and such default is not waived, the full amount of the principal and accrued and unpaid interest will become immediately due and payable and the Indenture Trustee will have the power and authority to collect payment, whether by the liquidation of the collateral or otherwise.

        Prior to the closing of the note exchange, we are asking our tendering Noteholders (including Value Partners) to execute a Fourth Supplemental Trust Indenture which will eliminate most of the restrictions set forth above. Value Partners has indicated to us that it intends to execute the Fourth Supplemental Trust Indenture which will be sufficient for it to become effective. See "The Note Exchange Offer—Certain Effects of the Note Exchange Offer—Amendment to the Indentures."

DESCRIPTION OF CAPITAL STOCK

Common Stock

        We are authorized to issue up to 100,000,000 shares of common stock which have a par value of $0.001 per share. At May 12, 2003, there were 50,328,175 shares outstanding and approximately 92 holders of record of our common stock.

        Holders of common stock are entitled to receive such dividends as are declared by our Board of Directors out of funds legally available for the payment of dividends. We are currently restricted by the Indentures from paying dividends on our common stock. In addition, even if the note exchange offer is successful, we currently expect to retain any earnings to finance the development of our business. Accordingly, we do not anticipate payment of any dividends on the common stock for the foreseeable future. In the event of any liquidation, dissolution or winding-up of the Company, the holders of common stock will be entitled to receive a pro rata share of our net assets remaining after payment or provision for payment of the debts and other liabilities of the Company and the distribution of our assets to those security holders having a preference over the common stock.

        Holders of common stock are entitled to one vote per share in all matters to be voted upon by shareholders. There is no cumulative voting for the election of directors, which means that the holders of shares entitled to exercise more than 50% of the voting rights in the election of directors are able to elect all of the directors. Holders of common stock have no preemptive rights to subscribe for or to purchase any additional shares of common stock or other obligations convertible into shares of common stock which we may hereafter issue.

        All of the outstanding shares of common stock, including the Shares offered hereby, are, and, upon the issuance of such shares in exchange for the Notes will be, fully paid and non-assessable.

Nevada Corporation Law

        We are governed by the provisions of Chapter 78 of the Nevada General Corporation Law, including without limitation, Sections 78.378 through 78.3793 and 78.411 through 78.444 of the Nevada corporation law. Section 78.379 provides that an acquiring person shall obtain only such rights in acquired control shares as are conferred by a resolution of the shareholders of a corporation. Generally, this section applies to the acquisition, directly or indirectly, of beneficial ownership of shares that would, when added to all other shares beneficially owned by the acquiring person, enable the acquiring person to exercise 20% or more of all the voting power of the corporation in the election of directors. In general, Section 78.438 prohibits a resident domestic Nevada corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner. "Business combination" includes mergers, asset sales and other transactions resulting in a financial benefit to the interested stockholder. An "interested stockholder" is a person who is the beneficial owner, directly or indirectly, of 10% or more of the corporation's voting stock or who is an affiliate or associate of the corporation and at any time within three years prior to the date in question was the beneficial owner, directly or indirectly, of 10% or more of the corporation's voting stock.

Indemnification and Waiver of Director Liability

        The Nevada corporation law provides that a company may indemnify its officers, directors and employees for liability arising out of certain actions. We have included in our Bylaws a provision to indemnify or directors and officers to the fullest extent permitted by Nevada law. Such indemnification may be available for liabilities arising in connection with this offering. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling the Company pursuant to such indemnification provisions, we have been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

        We have adopted in our Articles of Incorporation a provision which eliminates personal liability of our directors to the fullest extent permitted by the Nevada General Corporation Law. Such provision eliminates the personal liability of directors for damages occasioned by breach of fiduciary duty, except for liability based on the director's duty of loyalty to the Company, liability for acts or omission involving intentional misconduct, fraud or a knowing violation of law, liability based on payments of improper dividends, and liability for acts occurring prior to the date such provision was added.

Reserved Shares

        As of May 12, 2003, we have reserved up to (i) 5,298,163 shares of common stock for issuance upon exercise of the previously issued warrants, all of which are currently exercisable; and (ii) 610,000 shares for issuance under our 1998 employee stock option plan and 1999 director stock option plan, of which options to purchase 123,500 shares have been granted and are currently exercisable.

Preferred Stock

        We are authorized to issue an aggregate of 4,000,000 shares of preferred stock, $0.001 par value. There are currently no shares of preferred stock outstanding. The preferred stock may be issued in series from time to time with such designations, rights, preferences and limitations, including but not limited to voting rights, dividend rates and conversion features, as the Board of Directors may determine. Accordingly, preferred stock may be issued having voting rights, dividend and liquidation preferences over the common stock without the consent of the common stockholders. In addition, the ability of the Board to issue preferred stock also could be used by us as a means of resisting a change of control of the Company and, therefore, could be considered an "anti-takeover" device. The Company's Board of Directors has no current plans to issue any preferred stock.

Transfer Agent and Registrar

        The transfer agent and registrar for the common stock is Continental Stock Transfer & Trust Company, 17 Battery Place, 8th Floor, New York, New York 10004.

DESCRIPTION OF THE REPLACEMENT NOTES

General

        The replacement notes will be issued to those Noteholders who tender their Notes but do not agree to accept common stock in the note exchange. The replacement notes will not be subject to any indenture. A copy of the form of the replacement notes is filed as an exhibit to the Registration Statement of which this prospectus is a part. See "Where You Can Find More Information." Upon timely request, we will provide to any Noteholder a copy of the replacement note free of charge. All such requests must be made by June 4, 2003 to allow sufficient time for delivery. The following summarizes the material financial terms of the replacement notes.

        Principal Amount.    The aggregate principal amount of the replacement notes will not be known until the expiration of the note exchange offer. We are urging Noteholders to tender their Notes in exchange for common stock. We will issue the replacement notes only to those Noteholders who refuse to tender their Notes in exchange for our common stock. We are offering the replacement notes so that we can exchange all outstanding Notes and terminate the Indentures. If the Indentures are terminated, the restrictive covenants included therein will cease to exist and we will have significant operational freedom. In addition, upon the termination of the Indentures, the collateral securing the repayment of the Notes will be released and we will then be able to pledge the shares we own of TWGI and other of our assets in order to be better able to obtain outside financing.

        Interest.    The replacement notes will bear simple interest at the rate of 6% for the first three years, 9.3% for year four and 10% for years five through seven. Interest will be payable annually beginning on the date which is the anniversary of the issue date for the first three years except that one half of the interest payable for that period will be accrued and payable at maturity. Thereafter, all interest will accrue and be payable annually on the anniversary of the issue date.

        Maturity.    The replacement notes will mature seven years after the date of their issue.

        Redemption by the Holder.    The holder will not be permitted to require that we redeem the replacement notes prior to the maturity date.

        Redemption by the Company.    We may redeem the replacement notes at any time after issue, in whole or in part, from time to time without penalty or premium at par and upon payment of all accrued and unpaid interest.

        Form and Transfer.    The replacement notes will be issued in registered form in any denomination. The replacement notes will be transferable by the holder only in compliance with applicable federal and state securities laws.

        Place and Method of Payment.    Principal and interest will be paid by us by check to the registered holder of the replacement note and mailed to the latest address set forth on the replacement note register.

        Subordination.    The replacement notes will be junior in right of payment to the $1.5 million loan used to purchase the Znojmo property and to the interest notes. We expect to incur, from time to time after the note exchange, additional borrowings from financial institutions such as banks, insurance companies, pension funds and other institutional lenders. Upon such lender's request, the replacement notes shall be subordinated in right of payment to the prior payment in full of the principal of (and premiums, if any) and interest on that future senior debt. If the note exchange offer is closed, there will be no limitation on the amount of senior indebtedness that we may incur. Upon any payment or distribution of our assets to creditors on any dissolution, winding up, total or partial liquidation, reorganization or readjustment of the Company, whether voluntary or involuntary, or in a bankruptcy, insolvency, receivership or other proceeding, all principal of (and premiums, if any) and interest due upon all senior debt generally must be paid in full before the holders of the replacement notes will be paid or receive a distribution.

        Modification.    Any replacement note may be modified by an agreement in writing signed by the Company and the holder of such note.

        Security.    The replacement notes will not be secured.

        Events Of Default, Notice and Waiver.    Under the replacement notes, an event of default is defined as being:

  •
  the Company fails to pay any interest payment on any interest payment date and such sum remains unpaid for a period of 15 days after the date payment is due;

  •
  the Company fails to pay the principal amount of the replacement note or the accrued and unpaid interest and accrued and unpaid expenses, if any, of the replacement note on its maturity date and such sum remains unpaid for a period of 15 days after the date payment is due;

  •
  the Company incurs a material breach under any of its senior debt (except the interest notes) which is not timely cured;

  •
  the Company admits its inability to pay its debts as they mature or makes a general assignment for the benefit of any of its creditors;

  •
  the commencement of certain proceedings in bankruptcy or for reorganization of the Company which are not dismissed within 30 days of their commencement;

  •
  a receiver or trustee is appointed for the Company or for any substantial part of its assets, or any proceedings is instituted for the dissolution or the liquidation of the Company, and such action is not discharged within 30 days of their appointment or commencement, as applicable; or

  •
  the Company discontinues its business or materially changes the nature of its business.

        A default under one replacement note will not result in a default under any other replacement note or under the interest notes, and a default under the interest notes will not result in a default under the replacement notes.

        No Personal Liability of Directors, Officers, Employees and Shareholders.    No director, officer, employee, incorporator or shareholder of the Company, as such, shall have any liability for any of our obligations under the replacement notes or for any claim based on, in respect to, or by reason of, such obligations or their creation. Each holder of the replacement notes waives and releases all such liability. The waiver and release are part of the consideration for issuance of the replacement notes. Such waiver may not be effective to waive liabilities under the federal securities laws and it is the view of the SEC that such a waiver is against public policy.

        Governing Law.    The replacement notes provide that they will be governed by, and construed in accordance with, the laws of the State of New York without giving effect to applicable principles of conflicts of law to the extent that the application of the law of another jurisdiction would be required thereby.

DESCRIPTION OF THE INTEREST NOTES

General

        The interest notes will be issued to certain of those Noteholders who tender their Notes and will be used by us to pay accrued and unpaid interest for the interest payment dates in September 2000, March 2001 and September 2001 on the Notes in an aggregate amount of approximately $2.5 million. Under the Agreement, all other past due and unpaid interest and unpaid penalties incurred by us under the Notes (approximately $4.0 million as of December 31, 2002) will be forgiven and cancelled by the Noteholders. The interest notes will not be subject to any indenture. A copy of the form of the interest notes is filed as an exhibit to the Registration Statement of which this prospectus is a part. See "Where You Can Find More Information." Upon timely request, we will provide to any Noteholder a copy of the form of the interest note free of charge. All such requests must be made by June 4, 2003 to allow sufficient time for delivery. The following summarizes the material financial terms of the interest notes.

        Principal Amount.    The aggregate principal amount of the interest notes will be approximately $2.5 million. This amount represents the amount of the accrued but unpaid interest on the Notes from March 18, 2000 through September 17, 2001 that we have not paid to certain of our Noteholders, primarily Value Partners. All Noteholders who sign the Agreement will agree to waive, forgive, forego and cancel all other accrued and unpaid interest and penalties we have incurred under the Notes from their date of issue to the closing date of the note exchange offer.

        Interest.    The interest notes will provide for monthly payments of principal and interest in an amount sufficient to fully amortize the principal of the note over three years. The interest notes will bear a simple rate of interest of 8% per year from the date of their issuance. Interest and principal will be payable monthly beginning on the date which is one month from the date of issue.

        Maturity.    The interest notes will mature 36 months after the date of their issue.

        Redemption by the Holder.    The holder will not be permitted to require that we redeem the interest notes prior to the maturity date.

        Redemption by the Company.    We may redeem the interest notes at any time after issue, in whole or in part, from time to time at par without penalty and upon payment of all accrued and unpaid interest.

        Form and Transfer.    The interest notes will be issued in registered form in any denomination. The interest notes will be transferable by the holder only in compliance with applicable federal and state securities laws.

        Place and Method of Payment.    Principal and interest will be paid by us by check to the registered holder of the interest note and mailed to the latest holder's address set forth on the interest note register.

        Subordination.    The interest notes will be senior in right of payment to the replacement notes, but, upon the closing of the note exchange offer will be effectively junior to the $1.5 million loan used to purchase our Znojmo casino. We expect to incur, from time to time after the note exchange, additional borrowings from financial institutions such as banks, insurance companies, pension funds and other institutional lenders. Upon such lender's request, the interest notes will be subordinated in right of payment to the prior payment in full of the principal of (and premiums, if any) and interest on all of that senior debt. If the note exchange offer is closed, there will be no limitation on the amount of senior indebtedness that we may incur. Upon any payment or distribution of our assets to creditors on any dissolution, winding up, total or partial liquidation, reorganization or readjustment of the Company, whether voluntary or involuntary, or in a bankruptcy, insolvency, receivership or other proceeding all principal of (and premiums, if any) and interest due upon all senior debt generally must be paid in full before the holders of the interest notes will be paid or receive a distribution.

        Modification.    Any interest note may be modified by an agreement in writing signed by the Company and the holder of such note.

        Security.    The interest notes will not be secured.

        Events Of Default, Notice and Waiver.    Under the interest notes, an event of default is defined as being:

  •
  the Company fails to pay the principal amount of the interest note or the accrued and unpaid interest and accrued and unpaid expenses, if any, of the interest note on any payment date or its maturity date and such sum remains unpaid for a period of 15 days after the date the payment is due;

  •
  the Company incurs a material breach under any of its senior debt which is not timely cured;

  •
  the Company admits its inability to pay its debts as they mature or makes a general assignment for the benefit of any of its creditors;

  •
  the commencement of certain proceedings in bankruptcy or for reorganization of the Company which are not dismissed within 30 days of their commencement;

  •
  a receiver or trustee is appointed for the Company or for any substantial part of its assets, or any proceedings is instituted for the dissolution or the liquidation of the Company, and such action is not discharged within 30 days of their appointment or commencement, as applicable; or

  •
  the Company discontinues its business or materially changes the nature of its business.

        A default under one interest note will not result in a default under any other interest note or under the replacement notes and a default under the replacement notes will not result in a default under the interest notes.

        No Personal Liability of Directors, Officers, Employees and Shareholders.    No director, officer, employee, incorporator or shareholder of the Company, as such, shall have any liability for any of our obligations under the interest notes or for any claim based on, in respect to, or by reason of, such obligations or their creation. Each holder of the interest notes waives and releases all such liability. The waiver and release are part of the consideration for issuance of the interest notes. Such waiver may not be effective to waive liabilities under the federal securities laws and it is the view of the SEC that such a waiver is against public policy.

        Governing Law.    The interest notes provide that they will be governed by, and construed in accordance with, the laws of the State of New York without giving effect to applicable principles of conflicts of law to the extent that the application of the law of another jurisdiction would be required thereby.

PLAN OF DISTRIBUTION

        We intend to distribute the common stock or the replacement notes and the interest notes in the note exchange offer. The exchange agent will issue, against our instructions, shares of common stock, or the replacement notes, and the interest notes only after we have accepted properly tendered Notes, together with the letter of transmittal and all other documents required to be submitted.

        We will not receive any proceeds from any sale of the common stock by broker-dealers or any other persons. Any broker-dealer that resells common stock that was received by it for its own account pursuant to the note exchange offer and any broker or dealer that participates in a distribution of the common stock may be deemed to be an "underwriter" within the meaning of the Securities Act and any profit on any resale of common stock and any commissions or concessions received by any such persons may be deemed to be underwriting compensation under the Securities Act.

        We have agreed to pay all expenses incident to the note exchange offer. We estimate that the expenses that we will incur in the note exchange offer to be approximately $350,000, which includes the fees and expenses of Feldman Financial, the exchange agent, registration fees, accounting, legal (including the legal fees of Value Partners), appraisal, printing and related fees and expenses. We and TWGI have also agreed to indemnify Value Partners against any third party claims that might arise out of its participation as a "bidder" in the note exchange offer.

        The note exchange offer is being made solely by this prospectus, the related letter of transmittal and the Agreement and is being made to all Noteholders. We are not aware of any jurisdiction where the making of the offer is prohibited by any administrative or judicial action pursuant to any valid state statute. If we become aware of any valid state statute prohibiting the making of the offer or the acceptance of the Notes pursuant thereto, we will make a good faith effort to comply with any such state statute. If, after such good faith effort, we cannot comply with any such state statute, the offer will not be made to (nor will tenders be accepted from or on behalf of) the Noteholders in such state. No offer will be made in any jurisdiction where the securities, "blue sky" or other laws require the offer to be made by a licensed broker or dealer.

        No person has been authorized to give any information or make any representation on our behalf not contained in this prospectus or in the letter of transmittal, and if given or made, such information or representation must not be relied upon as having been authorized.

LEGAL MATTERS

        The validity of the TWC common stock to be delivered to the Noteholders in connection with the note exchange offer will be passed upon by Elias, Matz, Tiernan & Herrick L.L.P., special counsel to TWC.

        Certain legal matters in connection with the federal income tax consequences of the note exchange offer will be passed upon for TWC by Elias, Matz, Tiernan & Herrick L.L.P., special counsel to TWC.

EXPERTS

        The consolidated financial statements of TWC and its subsidiaries as of December 31, 2002 and for each of the years in the two year period ended December 31, 2002 have been included herein in reliance on the report of Rothstein Kass & Company, P.C., independent accountants and, relative to the results of the Company's Spanish subsidiary for the ten-month period ended October 31, 2001, Ernst & Young, given on the authority of said firms as experts in auditing and accounting.

INDEPENDENT AUDITORS' REPORT

Board of Directors
Trans World Corporation

        We have audited the accompanying consolidated balance sheet of Trans World Corporation and Subsidiaries as of December 31, 2002, and the related consolidated statements of operations and comprehensive income (loss), stockholders' deficit and cash flows for the years ended December 31, 2002 and 2001. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We did not audit the financial statements of a former majority-owned subsidiary, which statements reflect total revenues of approximately $2.6 million for the ten-month period ended October 31, 2001 (reflected within discontinued operations in the accompanying consolidated financial statements). Those financial statements were audited by other auditors, whose report has been furnished to us, and our opinion, insofar as it relates to the amounts included for the former majority-owned subsidiary, is based solely on the report of the other auditors.

        We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the report of other auditors provide a reasonable basis for our opinion.

        In our opinion, based on our audits and the report of other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Trans World Corporation and Subsidiaries as of December 31, 2002, and the results of their operations and their cash flows for the years ended December 31, 2002 and 2001, in conformity with accounting principles generally accepted in the United States of America.

/s/ ROTHSTEIN, KASS & COMPANY, P.C.

Roseland, New Jersey
February 14, 2003

TRANS WORLD CORPORATION AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEET

December 31, 2002

(In thousands, except for per share data)

ASSETS
CURRENT ASSETS:
Cash	$3,834
Prepaid expenses and other current assets	369

Total current assets	4,203

PROPERTY AND EQUIPMENT, net	6,038

OTHER ASSETS:
Goodwill	3,579
Deposits and other assets	1,335

4,914

$15,155

LIABILITIES AND STOCKHOLDERS' DEFICIT
CURRENT LIABILITIES:
Short-term debt	$249
Long-term debt, current maturities	366
Accounts payable	386
Accrued expenses and other current liabilities	3,198

Total current liabilities	4,199

LONG-TERM LIABILITIES:
Long-term debt, less current maturities	19,152
Interest payable	6,482
Other	155

25,789

COMMITMENTS AND CONTINGENCIES
STOCKHOLDERS' DEFICIT:
Preferred stock, $.001 par value, 4,000 shares authorized, none issued
Common stock $.001 par value, 100,000 shares authorized, 50,328 shares issued and outstanding	50
Additional paid-in capital	21,750
Accumulated other comprehensive income	762
Accumulated deficit	(37,395)

Total stockholders' deficit	(14,833)

$15,155

See accompanying notes to consolidated financial statements

TRANS WORLD CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS
AND COMPREHENSIVE INCOME (LOSS)

Years Ended December 31, 2002 and 2001

(In thousands, except for per share data)

	2002	2001
REVENUES	$14,237	$12,773

COSTS AND EXPENSES
Cost of revenues	7,353	6,208
Depreciation and amortization	621	1,920
Selling, general and administrative	5,135	5,333

	13,109	13,461

INCOME/(LOSS) FROM OPERATIONS	1,128	(688)

OTHER INCOME/(EXPENSE):
Interest, net	(3,911)	(3,937)
Loss on sale of assets	(21)	(8)
Foreign exchange gain (loss)	228	(5)
Other	(537)

	(4,242)	(3,950)

LOSS FROM CONTINUING OPERATIONS BEFORE INCOME TAXES	(3,114)	(4,638)
INCOME TAXES	(161)

LOSS FROM CONTINUING OPERATIONS	(3,275)	(4,638)
DISCONTINUED OPERATIONS, net gain from discontinued Casino De Zaragoza, net of tax of $0		7,084

NET INCOME/(LOSS)	$(3,275)	$2,446

WEIGHTED AVERAGE COMMON SHARES OUTSTANDING, basic and diluted	42,939	10,201

INCOME/(LOSS) PER COMMON SHARE, basic and diluted
From continuing operations	$(0.08)	$(0.45)
From discontinued operations		0.69

Net income/(loss)	$(0.08)	$0.24

COMPREHENSIVE INCOME/(LOSS)
Net income/(loss)	$(3,275)	$2,446
Other comprehensive income/(loss), foreign currency translation adjustment, net of a $1,807 reclassification adjustment in 2001 for gains recognized in net income	700	(1,446)

Comprehensive income/(loss)	$(2,575)	$1,000

See accompanying notes to consolidated financial statements

TRANS WORLD CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' DEFICIT

Years Ended December 31, 2002 and 2001

(In thousands, except for per share data)

	Common Stock			Accumulated Other Comprehensive Income
			Additional Paid-in Capital		Accumulated Deficit	Total Stockholders' Deficit
	Shares	Amount
Balances, January 1, 2001	5,365	$5	$15,016	$1,508	$(36,566)	$(20,037)
Exercise of warrants	5,658	6	51			57
Foreign currency translation adjustment, net				(1,446)		(1,446)
Net income					2,446	2,446

Balances, December 31, 2001	11,023	11	15,067	62	(34,120)	(18,980)
Conversion of long-term debt and related accrued interest into Common Stock	37,233	37	6,664			6,701
Exercise of warrants and options	2,072	2	19			21
Foreign currency translation adjustment				700		700
Net loss					(3,275)	(3,275)

Balances, December 31, 2002	50,328	$50	$21,750	$762	$(37,395)	$(14,833)

See accompanying notes to consolidated financial statements

TRANS WORLD CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years Ended December 31, 2002 and 2001

(In thousands, except for per share data)

	2002	2001
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)	$(3,275)	$2,446
Adjusted for discontinued operations		(7,084)

Loss from continuing operations	(3,275)	(4,638)
Adjustments to reconcile loss from continuing operations to net cash provided by continuing operations:
Depreciation and amortization	621	1,920
Non-cash interest	803	767
Other non-cash items	19	283
Increase (decrease) in cash attributable to changes in operating assets and liabilities:
Prepaid expenses and other current assets	(157)	(54)
Other assets	—	(83)
Accounts payable, accrued expenses and other liabilities	3,563	2,611

Net cash provided by in continuing operations	1,574	806
Net cash used in discontinued operations		(640)

NET CASH PROVIDED BY OPERATING ACTIVITIES	1,574	166

CASH FLOWS FROM INVESTING ACTIVITIES:
Proceeds from the sale of Casino de Zaragoza, net	—	1,643
Proceeds from the sale of equipment	20	13
Purchases of property and equipment and other	(1,822)	(161)

NET CASH PROVIDED BY (USED IN) INVESTING ACTIVITIES	(1,802)	1,495

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from short-term debt		1,792
Payments of short-term debt	(461)	(1,636)
Proceeds from long-term debt	1,369	—
Payments of long-term debt	(207)	—
Proceeds from exercise of warrants and options	21	57
Payments of deferred financing costs	(222)	—

NET CASH PROVIDED BY FINANCING ACTIVITIES	500	213

EFFECT OF EXCHANGE RATE CHANGES ON CASH	312	91

NET INCREASE IN CASH	584	1,965
CASH
Beginning of year	3,250	1,285

End of year	$3,834	$3,250

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION,
Cash paid during the year for:
Interest	$108	$1,054

SUPPLEMENTAL DISCLOSURES OF NONCASH INVESTING AND FINANCING ACTIVITIES
Conversion of accounts payable and accrued interest to short-term debt	$16	$216

Conversion of long-term debt and related accrued interest into Common Stock	$6,701	$—

Accrual of deferred financing costs	$72	$—

See accompanying notes to consolidated financial statements

TRANS WORLD CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except for per share data)

NOTE 1—Nature of Business and Liquidity

Overview

        Trans World Corporation and Subsidiaries (collectively the "Company"), a Nevada corporation, is primarily engaged in the gaming business in the Czech Republic. The Company's Spanish operations were sold in December 2001 (see Note 11).

Gaming Operations—Czech Republic

        The Company owns and operates three casinos in the Czech Republic, two of which are located in the western part of the country, close to the border of the German State of Bavaria. The larger of the German border casinos, located in Ceska, currently has 15 gaming tables and 48 slot machines. The smaller of the German border casinos, located in Rozvadov, currently has 11 gaming tables and 30 slot machines. The Company also owns and operates a casino in the southern Czech Republic, close to the border of Austria. This casino, located in Znojmo, currently has 21 gaming tables and 56 slot machines.

Discontinued Gaming Operations—Spain

        The Company held a majority interest in Casino de Zaragoza S.A. ("CDZ"), which owns the license to operate the only casino in the Spanish province of Aragon. The casino, which operated nine gaming tables and 24 slot machines, was situated 15 miles outside of Zaragoza, and had been operating at a loss since its April 1998 acquisition by the Company. As part of the terms of that acquisition, the Company had negotiated an agreement with the local representatives of an agency of the provincial government, the Diputacion General de Aragon ("DGA"), to allow the casino to relocate from its present position to the center of downtown Zaragoza, subject to a decree. As a result of excessive delays by the local Spanish authorities in authorizing the casino's relocation, coupled with the business unit's mounting losses, the Company elected to divest itself of the casino, and in December 2001, the Company sold its interest in CDZ to a local Spanish casino operator. (See Note 11.)

Liquidity

        At December 31, 2002, the Company has a working capital surplus of only $4 and a stockholders' deficit of $14,833. Further, in spite of the recent debt conversion initiative discussed below, the Company is highly leveraged and was unable to meet its September 2000, March 2001, September 2001, March 2002, and September 2002 interest payments in full (see Note 4). The Company has taken several steps to improve its consolidated financial position, including (i) the December 2001 sale of its under-performing Spanish casino ($1,300 of the net proceeds have been earmarked for potential investment in a hotel or casino project); (ii) the March 2002 debt (and related accrued interest) conversion to equity (hence reducing liabilities by $6,700); (iii) expansion of its facility in Znojmo, Czech Republic (from 11 to 21 gaming tables); (iv) the renovation of its casinos in Ceska and Rozvadov, which were completed in May 2002 and November 2002, respectively; (v) the March 2002 buyout (purchase) of the Znojmo casino building lease; (vi) the signing of the heads of terms ("memorandum of understanding") for space to be leased in a designer outlet mall in Znojmo, Czech Republic, in which the Company intends to open a slot room and bar in the fall of 2003 (see Note 12); and (vii) most notably, the proposed note exchange offer whereby the Company seeks to exchange a minimum of 92% of its 12% Senior Secured Notes due March 17, 2005 for Common Stock (the "Exchange Agreement)" (See Note 12.)

        While the steps taken by management (discussed in the preceding paragraph) that have been completed have enhanced the Company's consolidated balance sheet and improved its results, the Company's management believes that completion of the Exchange Agreement is a prerequisite for the Company to be in a position to secure additional financing, the proceeds from which would be used to (i) provide the Company with supplementary working capital to preserve and enhance the Company's existing assets; and (ii) acquire new business units.

        Additionally, the Company is studying several development projects in addition to the slot room and bar discussed above, including the potential development of a hotel in Znojmo, Czech Republic, the possible development of a fourth full-service casino in Europe, and the potential acquisition of existing hotels in Europe. There can be no assurances that management's plans will be realized.

        The Company believes that its cash resources at December 31, 2002, together with 2003 developments (See Note 12) and anticipated cash provided by 2003 operations, are sufficient to fund its activities for the year ending December 31, 2003. However, long-term liquidity is dependent on the Company's ability to attain profitable operations and to secure additional financing.

NOTE 2—Summary of Significant Accounting Policies

        Principles of Consolidation—The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation.

        Cash—Cash consists of cash in banks and on hand. The Company maintains its bank accounts at several financial institutions, which, at times, may exceed Federal Deposit Insurance Corporation ("FDIC") insured limits. In addition, the FDIC does not insure the Company's foreign cash, which totaled $3,650 at December 31, 2002. The Company has not incurred any losses in such accounts and believes it is not exposed to any significant credit risk on cash.

        Property and Equipment—Property and equipment is stated at cost less accumulated depreciation and amortization. The Company provides for depreciation and amortization using the straight-line method over the following estimated useful lives:

Asset	Estimated Useful Life
Building and improvements	4-45 years
Gaming equipment	4-12 years
Furniture, fixtures and other equipment	3-12 years

        Pre-opening and development costs—Pre-opening and development costs incurred in connection with the pursuit and development of new gaming projects in various jurisdictions are expensed as incurred.

        Goodwill—Goodwill, which represents the excess of cost of the Company's Czech subsidiaries over the fair value of their net assets the date of acquisition, was being amortized on a straight-line basis over seven years through December 31, 2001. Under Statement of Financial Accounting Standards ("SFAS") No. 142, effective the first quarter of the year ended December 31, 2002, goodwill is no longer subject to amortization over its estimated useful life; rather, goodwill is subject to at least an annual assessment for impairment applying a fair-value based test. During the quarter ended June 2002, the Company completed the first step of the required two-step impairment testing. The first step of the impairment testing required the Company to compare the fair value of its Czech Republic reporting unit, the Company's only reporting unit as defined under SFAS No. 142, to its carrying value (the net equity of the Company) to determine whether there was an indication that an impairment existed. The fair value of the Czech Republic reporting unit was determined through a combination of recent appraisals of the Company's real property, a multiple of earnings before interest taxes depreciation and amortization and the Company's experience in selling its Spanish casino in 2001. No impairment losses were recorded against goodwill of $3,579 upon the initial adoption of SFAS No. 142.

        Had amortization expense been discontinued during the first quarter of the year ended December 31, 2001 (instead of the first quarter of the year ended December 31, 2002 pursuant to SFAS No. 142), the Company's loss from continuing operations for the year ended December 31, 2001 would have been decreased $1,060 (or $0.10 per common share) and net income for the year ended December 31, 2001 would have been increased $1,775 (or $0.17 per common share).

        Foreign Currency Translation—For foreign subsidiaries whose functional currency is the local foreign currency, balance sheet accounts are translated at exchange rates in effect at the end of the year and statement of operations accounts and cash flows are translated at average exchange rates for the year. Resulting translation adjustments are included in accumulated other comprehensive income.

        Earnings/(Loss) Per Common Share—Earnings/(loss) per common share is based on the weighted average number of common shares outstanding.

        The Company complies with SFAS No. 128, "Earnings Per Share," which requires dual presentation of basic and diluted earnings per share. Basic earnings per share excludes dilution and is computed by dividing income available to common stockholders by the weighted-average common shares outstanding for the year. Diluted earnings per share reflects the potential dilution that could occur if securities or other contracts to issue Common Stock were exercised or converted into Common Stock or resulted in the issuance of Common Stock that then shared in the earnings of the entity.

        As the Company had a net loss from continuing operations for the years ended December 31, 2002 and 2001, diluted earnings per share equals basic earnings per share as potentially dilutive common stock equivalents, including unexercised warrants and options to purchase approximately 6,024 and 8,136 shares of the Company's Common Stock as of December 31, 2002 and 2001, respectively, are antidilutive. The average market price per share of the Company's Common Stock for the years ended December 31, 2002 and 2001 was $0.10 and $0.07, respectively. If the Company would have had income from continuing operations for the years ended December 31, 2002 and 2001, the denominator (weighted average common shares outstanding) in the diluted earnings per share calculation would have increased, through application of the treasury stock method, for each class of option or warrant for which the average market price per share of the Company's Common Stock exceeded the Common Stock equivalents' exercise price.

        Income Taxes—The Company complies with SFAS No. 109, "Accounting for Income Taxes," which requires an asset and liability approach to financial accounting and reporting for income taxes.

Deferred income tax assets and liabilities are computed for differences between the financial statement and tax bases of assets and liabilities that will result in future taxable or deductible amounts, based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax income assets to the amount expected to be realized.

        Casino Revenue—Casino revenue is the net win from gaming activities, which is the difference between gaming wagers and the amount paid out to patrons, plus revenue generated from ancillary services, including sales of food, beverage, cigarettes, and casino logo merchandise, which represent less than two percent of total revenues.

        Promotional Allowances—Promotional allowances primarily consist of food and beverages furnished gratuitously to customers. For the years ended December 31, 2002 and 2001, revenues do not include the retail amount of food and beverage of $945 and $502, respectively, provided gratuitously to customers. The cost of these items of $343 and $349, respectively, is included in cost of revenues.

        Fair Value of Financial Instruments—The fair values of the Company's assets and liabilities that qualify as financial instruments under SFAS No. 107, "Disclosures about Fair Value of Financial Instruments," approximate their carrying amounts presented in the accompanying consolidated balance sheet at December 31, 2002.

        Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

        Impairment of Long-Lived Assets—The Company periodically reviews the carrying value of its long-lived assets in relation to historical results, as well as management's best estimate of future trends, events and overall business climate. If such reviews indicate that the carrying value of such assets may not be recoverable, the Company would then estimate the future cash flows (undiscounted and without interest charges). If such future cash flows are insufficient to recover the carrying amount of the assets, then impairment is triggered and the carrying value of any impaired assets would then be reduced to fair value.

        Stock-based compensation—The Company accounts for its stock-based compensation arrangements under the provisions of Accounting Principles Board Opinion ("APB") No. 25, "Accounting for Stock Issued to Employees" and related interpretations, including Financial Accounting Standards Board ("FASB") Interpretation No. 44, "Accounting for Certain Transactions Involving Stock Compensation", rather than the alternative fair value accounting allowed by SFAS No. 123, "Accounting for Stock-Based Compensation" (see Note 10).

        New Accounting Pronouncements—During 2002, the Financial Accounting Standards Board ("FASB") issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities" and No. 148, "Accounting for Stock-Based Compensation—Transition and Disclosure".

        SFAS No. 146, which is not effective until the year ending December 31, 2003, addresses financial accounting and reporting for costs associated with exit or disposal activities. The Company does not believe that SFAS No. 146 will have a significant impact on its consolidated financial position, results of operations or cash flows.

        SFAS No. 148 amends SFAS No. 123 to provide alternative methods of transition for a voluntary change to the fair value method of accounting for stock-based compensation. In addition, SFAS No. 148 amends the disclosure requirements of SFAS No. 123 to require more prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The Company's management currently does not plan to transition to the fair value method of accounting for employee stock options. Accordingly, the Company's management does not believe that portion of SFAS No. 148 will impact the Company. However, the Company has provided the required disclosures (see Note 10).

        During 2001, the FASB issued SFAS Nos. 141, "Business Combinations"; 142, "Goodwill and Other Intangibles" and 144, "Accounting for the Impairment or Disposal of Long-Lived Assets". Neither SFAS Nos. 141 nor 142 had a significant impact on the Company's consolidated financial position, results of operations or cash flows (see goodwill policy for further discussion of SFAS No. 142 implementation). SFAS No. 144 established a single model, based upon the framework established in SFAS No. 121 "Accounting for the Impairment or Disposal of Long-Lived Assets to be Disposed of", for long-lived assets to be disposed of by sale and to address significant implementation issues. In light of its December 2001 sale of CDZ, the Company elected early adoption of this standard. Accordingly, the Company has presented the operations of its Spanish casino as discontinued operations for the year ended December 31, 2001.

NOTE 3—Property and Equipment

        At December 31, 2002, property and equipment consists of the following:

Land	$1,417
Building and improvements	2,768
Gaming equipment	1,626
Furniture, fixtures and other equipment	2,687
Construction in progress	48

8,546
Less accumulated depreciation and amortization	(2,508)

$6,038

NOTE 4—Long-Term Debt

        At December 31, 2002, long-term debt consists of the following:

12% Senior Secured Promissory Notes(a)(d)	$17,000
12% Senior Secured Note(b)(d)	3,000
Znojmo casino building acquisition loan(c)	1,464

21,464
Less unamortized debt discount	(1,946)

$19,518

(a)
In March 1998, the Company borrowed $17,000 ($9,000 from Value Partners, Ltd.—"Value Partners") in a private placement ("March 1998 Private Placement"). The loan is represented by 12% Senior Secured Notes ("the March 1998 Senior Notes") issued pursuant to indentures by and among the Company and an independent indenture trustee. The March 1998 Senior Notes, which are due March 2005, carry a default interest rate of 17% on any due but unpaid interest installments and require mandatory prepayments based upon excess cash flows generated from the Company's Czech subsidiary 21st Century Resorts a.s. ("Resorts"). The March 1998 Senior Notes are collateralized by substantially all of Resort's gaming equipment and a majority interest in the capital stock of all of the Company's subsidiaries. In addition to the March 1998 Senior Notes, each investor received a proportionate share of warrants to purchase 7,087 shares of the Company's Common Stock at an exercise price of $0.01 per share, expiring March 31, 2005

  Of the $17,000 principal amount of notes and warrants issued in the March 1998 Private Placement, the Company allocated approximately $4,700 (computed using the Black-Scholes valuation model, assuming a risk-free rate of five percent, a seven to 10 year maturity, no expected dividends, and a volatility of 275%) as the estimated value of the warrants issued with the notes. This amount is being amortized as additional interest expense with a corresponding increase to notes payable over the lives of the respective notes using the effective interest method until such notes are repaid. At December 31, 2002, approximately $3,029 has been amortized and the remaining balance of approximately $1,671 at December 31, 2002 is reflected as a reduction of notes payable.

  See Notes 1 and 12 regarding exchange initiative.

(b)
In October 1999, the Company borrowed $3,000 ($2,700 from Value Partners) in a private placement ("October 1999 Private Placement"). The loan is represented by 12% Senior Secured Notes ("October 1999 Senior Notes") issued pursuant to indentures by and among the Company and an independent indenture trustee. The October 1999 Senior Notes, which are due March 2005, require mandatory prepayments based upon excess cash flows generated from Resorts. The October 1999 Senior Notes are collateralized by primarily all of Resort's gaming equipment and a majority interest in the capital stock of all of the Company's subsidiaries. In addition to the October 1999 Senior Notes, each investor received a proportionate share of warrants to purchase 1,251 shares of the Company's Common Stock at an exercise price of $0.01 per share, expiring March 31, 2008.

  Of the $3,000 principal amount of notes and warrants issued in the October 1999 Private Placement, the Company allocated approximately $625 (computed using the Black-Scholes valuation model, assuming a risk-free rate of five percent, a five to 10 year maturity, no expected dividends, and a volatility of 154%) as the estimated value of the warrants issued with the notes. This amount is being amortized as additional interest expense with a corresponding increase to notes payable over the lives of the respective notes using the effective interest method until such notes are repaid. At December 31, 2002, approximately $350 has been amortized and the remaining balance of approximately $275 at December 31, 2002 is reflected as a reduction of notes payable.

  See Notes 1 and 12 regarding exchange initiative.

(c)
In March 2002, the Company received waivers on incurrence of additional indebtedness related defaults under the March 1998 Senior Notes and exercised its right to buyout (purchase) the Znojmo building lease. The building lease buyout (purchase), the cost of which was approximately $1,393, was financed by a loan from a local Czech Republic bank. The bank note, which is payable in monthly installments through December 2006, bears interest at 6.2% per annum and is collateralized by the Znojmo casino building, the Company's Rozvadov casino and employee housing buildings, and the Company's land in Folmava.

(d)
The Company was not in compliance with certain covenants (nonpayment of interest—see Notes 1 and 12) of its long-term debt obligations. In February 2003, the Company received waivers on the defaults from the holder of the majority interest of those debt instruments (Value Partners) (See Note 12).

        Principal payments due on long-term debt are as follows:

Year ending December 31,
2003	$366
2004	366
2005	20,366
2006	366

$21,464

NOTE 5—Accrued Expenses and Other Current Liabilities

        At December 31, 2002, accrued expenses and other current liabilities consist of the following:

Accrued Czech gaming and charity taxes	$1,552
Accrued compensation	842
Accrued other Czech taxes and related charges	373
Other	431

$3,198

NOTE 6—Commitments and Contingencies

        Lease Obligations—The Company is obligated under operating leases relative to its various facilities expiring through 2010. Future aggregate minimum annual rental payments under all of these leases for the next five years are as follows:

Year ending December 31,
2003	$196
2004	98
2005	78
2006	20
2007	20

        Rent expense under these leases (including Znojmo's building lease, which was bought out by the Company in March 2002) amounted to approximately $144 and $437 for the years ended December 31, 2002 and 2001, respectively.

        The Company is also obligated under operating leases relative to slot equipment. Future rental payments under these leases are entirely revenue based.

        Employment Agreements—The Company has entered into employment agreements with certain of its executives, which provide for annual compensation plus, in most cases, participation in future benefit programs and stock options plans. As of December 31, 2002, future annual compensation under these employment agreements is as follows:

Year ending December 31,
2003	$530
2004	530
2005	200

        Consulting Agreements—The Company has entered into consulting agreements in Czech Republic until 2005. Future annual payments under these consulting contracts are $27 for each of the next three years.

        401 (k) and profit sharing plan—The Company maintains a contributory 401(k) plan and a profit sharing plan. These plans are for the benefit of all eligible employees, who may have up to 15% of their salary withheld, not to exceed $11 (in the year ended December 31, 2002). The Company is required to make a matching contribution based on a portion of salary withheld. The Company made 401(k) plan contributions of $13 in 2002 and $11 in 2001.

        Foreign activities—During the years ended December 31, 2002 and 2001, the Company's operations were entirely outside of the United States. Operating internationally involves additional risks relating to such things as currency exchange rates, different legal and regulatory environments, political and economic risks relating to the stability or predictability of foreign governments, differences in the manner in which different cultures do business, difficulties in staffing and managing foreign operations, differences in financial reporting, operating difficulties, different types of criminal threats and other factors. The occurrence of any of these risks, if severe enough, could have a material adverse effect on the consolidated financial position, results of operations and cash flows of the Company.

        Litigations (former President and Chief Operating Officer)—Since October 2000, the Company and its former President and Chief Operating Officer had been involved in certain legal proceedings in U.S. and Spanish courts. In February 2003, the Company and its former President and Chief Operating Officer executed a two-part settlement agreement in regards to these matters (See Note 12.)

        Litigation (Choice Capital Corporation)—In October 2001, the Company filed a "Complaint for Damages" against Choice Capital Corporation, a/k/a Choice International Corporation ("Choice") and Jude Onukuwa in the Superior Court of Fulton County, Georgia. The Company seeks to recover payments made to Choice in connection with a financing deal that never closed. In addition, the Company seeks to recover interest and attorney fees. In November 2001, Choice answered the complaint and included a counterclaim against the Company, which seeks damages of $1,200 for lost commissions related to the unconsummated deal. In March 2003, the Company's motion to compel discovery was granted. The Company believes, based on the advice of counsel, that it has a reasonable expectation to recover certain payments (plus interest) that lie at the heart of the litigation. Further, the Company believes, based on the advice of counsel, Choice's counterclaim is without merit. Accordingly, no provision for liability to the Company that may result upon adjudication has been made in the accompanying consolidated financial statements.

        Other litigation—The Company is not currently involved in any other material legal proceeding nor was it involved in any other material litigation during the year ended December 31, 2002.

        Taxing Jurisdiction—The Czech Republic currently has a number of laws related to various taxes imposed by governmental authorities. Applicable taxes include value added tax ("VAT"), charity tax, corporate tax, and payroll (social) taxes, together with others. In addition, laws related to these taxes have not been in force for significant periods, in contrast to more developed market economies; therefore, regulations are often unclear or nonexistent. Accordingly, few precedents with regard to issues have been established. Often, differing opinions regarding legal interpretations exist both among and within government ministries and organizations, thus, creating uncertainties and areas of conflict. Tax declarations, together with other legal compliance areas (as examples, customs and currency control matters) are subject to review and investigation by a number of authorities, which are enabled by law to impose extremely severe fines, penalties and interest charges. These facts create tax risks in the Czech Republic substantially more significant than typically found in countries with more developed tax systems. Management believes that it has adequately provided for tax liabilities.

        In June 2002, the financial authority of Domazlice, Czech Republic (the "Czech Tax Authority") commenced an audit of the income tax filings of the Company's Czech subsidiaries for the years ended December 31, 1999 and 2000. As a result of the audit, the Company is subject to a tax liability of $238 and potential penalties and interest amounting to $270. In recognition of the ambiguity of the tax laws that resulted in incorrect filings, the Czech Tax Authority has responded favorably in preliminary discussions regarding the possibility of waiver of the penalties and interest. The Company has accrued the full tax liability plus a provision equal to 50% of the potential penalty and interest charges in its consolidated financial statements for the year ended December 31, 2002 as well as an accrual related to an, as yet, unaudited period in the year ended December 31, 2001, for which the Company faces potential additional tax liabilities. Clarifications by the Czech Tax Authority with regard to the statutory tax treatment of certain sources of revenue have resulted in adjustments in the tax treatment of these items by the Company, which eliminated potential additional exposure in these areas beyond June 2001.

NOTE 7—Stockholders' Deficit

        In conjunction with the Company's 2002 Annual Meeting, which was held in July 2002, the shareholders approved an amendment to the Company's Articles of Incorporation, as amended, that increased the number of authorized shares of capital stock of the Company from 52,000 to 104,000, of which 4,000 shares, each having a par value of $.001 per share, were designated "preferred stock", and 100,000 shares, each having a par value of $.001 per share, were designated "Common Stock".

        In March 2002, the Company consummated an exchange agreement with the holders of $4,800 of debt (including $3,000 from Value Partners), whereby this debt, together with $1,902 of accrued and unpaid interest, was exchanged for approximately 37,233 shares of the Company's Common Stock at a conversion price of $0.18 per share, the approximate fair value of the Company's Common Stock as of the date of the Exchange Agreement. With this transaction and the February 2001 warrant exercise (discussed below), Value Partners owns approximately 58% of the Company's Common Stock.

        In May 2002, the holders of $0.01 Warrants Series D exercised an aggregate of 2,052 warrants to purchase shares of the Company's Common Stock. In July 2002, the Company's Managing Director of Casino Operations exercised a portion of his exercisable options and purchased 20 shares of the Company's Common Stock at the exercise price of $0.04 per share.

        In February 2001, Value Partners exercised warrants to purchase 5,658 shares of the Company's Common Stock at $0.01 per share.

NOTE 8—Other Consolidated Balance Sheet Items

        Other Assets—Included in other assets at December 31, 2002 are approximately $747 in restricted deposits relating to Czech license bond requirement and other items aggregating $588.

        Short-term Debt—At December 31, 2002, short-term debt consisted exclusively of $249 related to a short-term promissory note (including accrued interest of $33) associated with outstanding legal fees from the year ended December 31, 2000 owed by the Company. The note, which bears interest at a rate of 7% per annum, matured on January 1, 2003 and was extended through January 1, 2004 in the principal amount of $249 at an interest rate of 7% per annum. Under the terms of the note, the Company must keep any future activity of its account in good standing, which it has done.

NOTE 9—Income Taxes

        At December 31, 2002, the Company had U.S. and foreign net operating loss carry forwards ("NOL's") of approximately $29,888 and $2,108, respectively, available to offset certain future taxes payable. However, based on limited analysis, the February 2001 warrant exercise (see Note 7) or earlier events may have triggered significant limitations of preexisting U.S. NOL's, pursuant to Internal Revenue Code Section 382, to the extent that substantially all of the Company's existing U.S. NOL's prior to February 2001, aggregating approximately $20,606, may be significantly limited. The U.S. NOL's generated subsequent to February 2001, aggregating approximately $9,282 resulted in an estimated $3,156 deferred tax asset at December 31, 2002 and the foreign NOL resulted in an estimated $664 deferred tax asset at December 31, 2002. A full valuation allowance has been established for these deferred tax assets since its realization is considered unlikely.

        The U.S. NOL's expire between 2009 and 2022. The foreign NOL's expire between 2003 and 2009. The following table presents the U. S. and foreign components of pretax loss from continuing operations before income taxes for the years ended December 31, 2002 and 2001:

	2002	2001
U.S.	$(5,714)	$(6,180)
Foreign	2,439	1,542

	$(3,275)	$(4,638)

        The following table presents the principal reasons for the differences between the effective tax rate and the U.S. federal statutory income tax rate attributable to continuing operations for the years ended December 31, 2002 and 2001:

	2002	2001
U.S federal statutory income tax rate	(34)%	(34)%
Effect of differences in foreign tax rates	(21)	(19)
Effect of non-deductibility of goodwill amortization		8
Effect of NOL Valuation allowances	60	45

	5%	—%

NOTE 10—Warrants and Stock Options

  Warrants

        For the years ended December 31, 2002 and 2001, warrant activity is as follows:

Price per Share	Balance, January 1, 2001	Exercised 2001	Expired 2001	Balance, December 31, 2001	Exercised 2002	Balance, December 31, 2002
$1.50	3,200			3,200		3,200
$1.00	960			960		960
$0.59	250		(250)	—		—
$0.01	8,848	(5,657)		3,190	(2,052)	1,138

	13,258	(5,657)	(250)	7,350	(2,052)	5,298

        All warrants outstanding at December 31, 2002 are exercisable.

  Stock Option Plans

        The Company has incentive and non-statutory stock option plans under which certain key employees may purchase up to a total of 2 common shares of the Company. Under the incentive stock option plan, the exercise price can not be less than the fair market value of a share on the date of grant or at 110 percent of the fair market value on the date of grant, if, any employee owns more than 10 percent of the total combined voting power of all classes of outstanding stock of the Company. In addition, the incentive stock option plan provided for automatic grant of an option to purchase 2 shares of Common Stock to non-employee directors on a quarterly basis. In the case of a non-statutory stock option, the exercise price may be any amount determined by the Board on the date of grant, but not less than the par value of the stock subject to the option.

        During 1999, in light of diminishing shares remaining available for grant to non-employee directors, the Company's Board of Directors and the stockholders approved the 1999 Non-Employee Director Stock Option Plan (the "1999 Plan"), which was amended in July 2000. Under the 1999 Plan, an aggregate of 250 shares of the Company's Common Stock were reserved for issuance pursuant to options issued pursuant to the 1999 Plan. The 1999 Plan provides for an automatic grant of an option to purchase 2 shares of Common Stock to non-employee directors on a quarterly basis through the second quarter of 2000 and 2.5 shares of Common Stock on a quarterly basis thereafter. Under the 1999 Plan, the exercise price shall equal the fair market value of the Company's Common Stock on the date of grant. Options issued under the 1999 Plan shall be immediately exercisable over 10 years.

        The activity in the stock option plans is as follows:

	Options	Range	Average
Balance outstanding, January 1, 2001	549	$0.17-9.00	$0.69

Granted	250	0.03-0.61	0.27
Expired	(13)	9.00	9.00
Exercised	0.0	0.0	0.0

Balance outstanding, December 31, 2001	786	0.03-2.00	0.44

Granted	230	0.05-0.15	0.06
Expired	(270)	0.04-2.00	0.46
Exercised	(20)	0.04	0.04

Balance outstanding, December 31, 2002	726	$0.03-0.83	$0.33

Exercisable, December 31, 2002	726	$0.03-0.83	$0.33

        The option price per share was equal to or above the market value of the underlying stock on the date of grant. Options generally expire between five and 10 years after the date of grant or earlier upon termination, as defined in the plans.

        Further information about the Company's outstanding stock options at December 31, 2002 is as follows:

Range of Exercise Prices	Number of Shares	Weighted Average Remaining Contractual Life (in Years)	Weighted Average Exercise Price
$0.01 to $0.20	347	9.13	$0.08
$0.21 to $0.40	55	6.78	$0.27
$0.41 to $.060	8	6.63	$0.49
$0.61 to $0.80	310	3.82	$0.61
$0.81 to $0.83	6	6.75	$0.83

	726	6.64	$0.33

        The Company complies with the disclosure-only provisions of SFAS No. 123, "Accounting for Stock-Based Compensation."

        The Company applies APB No. 25 and related interpretations in accounting for its stock option plans and, accordingly, no compensation cost has been recognized because stock options granted under the plans were at exercise prices which were equal to or above the market value of the underlying stock at date of grant. Had compensation expenses been determined as provided by SFAS No. 123 using the Black-Scholes option-pricing model, the pro forma effect on the Company's net income (loss) and per share amounts would have been:

	2002	2001
Net income/(loss)	$(3,275)	$2,446
Stock-based employee compensation expense included in net loss net of related tax effects	—	—
Stock-based employee compensation determined under the fair value based method, net of related tax effects	(14)	(66)
Pro forma	$(3,289)	$2,380
Income/(loss) per common share, basic and diluted
As reported	$(0.08)	$0.24
Pro forma	$(0.08)	$0.23

        The fair value of each option grant is calculated using the following weighted average assumptions:

	2002	2001
Expected life (years)	10	5-10
Risk-free rate	4.6%	5.5%
Volatility	254%	172%
Dividend yield	0%	0%

NOTE 11—Discontinued Operations

        In December 2001, the Company sold its majority interest in CDZ (as of October 31, 2001) to an unrelated Spanish casino operator (the "Buyer") for 11,119 Euros (including the Buyer's assumption of CDZ's liabilities of 7,505 Euros). Of the gross sales amount, 1,955 Euros (or approximately $1,736 using the exchange rate in effect at the time of the sale) was received directly by the Company (reduced by approximately $481 of closing costs, paid prior to 2001, during 2001, and during 2002) and 1,659 Euros (or approximately $1,473 using the exchange rate in effect at the time of the sale) were paid by the Buyer directly to CDZ on behalf of the Company to offset the Company's existing liability to CDZ. The $7,084 net gain from discontinued operations, as reported in the accompanying consolidated statements of operations, is comprised of a $1,456 loss from 2001 operations and a $8,540 gain on sale (including $1,807 of previously unrealized foreign currency translation adjustments).

        Summary operating results of discontinued operations for the year ended December 31, 2001 are as follows:

Revenues	$2,622

Costs and expenses
Cost of revenues	2,353
Depreciation and amortization	715
Selling general and administrative and other	1,010

4,078

Net loss	$(1,456)

        At October 31, 2001, CDZ's balance sheet was comprised primarily of the following:

Current assets	$1,813
Non-current assets, including goodwill of $2,831	$3,192
Current liabilities	$4,218
Non-current liabilities	$4,792

        The gain on the sale of CDZ is computed as follows:

Gross sales proceeds (received by the Company)	$1,736
Less: transaction costs	(481)

1,255
Gross sales proceeds (paid to CDZ on the Company's behalf)	1,473

2,728
Basis	(4,005)
Foreign currency translation adjustment	(1,807)
Gain	$8,540

NOTE 12—Subsequent Events

        In January 2003, the Company signed a memorandum of understanding regarding an approximately 6,500 square foot space that the Company intends to lease in a designer outlet mall that is currently under construction on a plot of land adjacent to the Company's Znojmo Casino. The Company plans to open a slot room and bar, which will have a Hollywood theme, in this space. The mall is scheduled to open in the fall of 2003.

        In February 2003, the Company received waivers on payment of interest-related defaults through January 1, 2004. The terms of the waivers require the payment of all defaulted interest payments plus all accrued and unpaid interest thereon within ten business days of (i) the Company's receipt of $6,000 or more from any borrowing or sale of equity; (ii) the commencement of a voluntary or involuntary insolvency proceeding against the Company or (iii) the payment of interest to another Noteholder. In the event that the Company obtains funds in excess of $6,000 on or before March 17, 2003, the accrued unpaid interest due as of March 17, 2003 shall be due on March 17, 2003. In the event that the Company obtains funds in excess of $6,000 on or before September 17, 2003, the accrued unpaid interest due as of September 17, 2003 shall be due on September 17, 2003.

        As a result of the receipt of waivers, the Company has classified all interest payable related to the March 1998 Senior Notes and the October 1999 Senior Notes aggregating $6,482 as long-term on the accompanying December 31, 2002 consolidated balance sheet.

        In February 2003, the Company filed pre-effective amendment No. 2 to Form S-4 registration statement under the Securities Act of 1933. Through this prospectus, the Company seeks to exchange either 22,640 shares of Common Stock or $1,000 principal amount variable rate promissory notes due December 2009 for each $1,000 principal amount of the Company's 12% Senior Secured Notes due March 17, 2005. In addition, pursuant to the Exchange Agreement, certain tendering noteholders would receive an 8% promissory note due December 2005 for interest accrued through September 17, 2000.

        In February 2003, the Company executed a two-part settlement agreement with its former President and Chief Operating Officer. Pursuant to the two-part settlement agreement, which did not have a material effect on the Company's consolidated financial position, results of operations or cash flows, the former President and Chief Operating Officer agreed to discontinue all litigation brought against the Company, including litigation concerning CDZ, and to return the share of CDZ stock to the Company.

REPORT OF INDEPENDENT AUDITORS

Board of Directors
Casino de Zaragoza, S.A.

        We have audited the accompanying consolidated balance sheets of CASINO DE ZARAGOZA, S.A. AND SUBSIDIARIES as of October 31, 2001, and the related consolidated statements of operations, shareholders' equity and cash flows for the ten month period then ended. These financial statements are the responsibility of Casino de Zaragoza, S.A.'s management. Our responsibility is to express an opinion on these financial statements based on our audit.

        We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

        In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Casino de Zaragoza, S.A. and Subsidiaries as of October 31, 2001, and the consolidated results of its operations and its cash flows for ten month period then ended in conformity with generally accepted accounting principles in the United States of America.

        The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As more fully described in Note 7, the Company incurred recurring operating losses and has a working capital and shareholders' deficit. These conditions raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 7. The consolidated financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that might result from the outcome of this uncertainty.

ERNST & YOUNG

Represented by: /s/ Juan Pedro Gómez Quiroga
Zaragoza, Spain March 26, 2002

Annex A

November 20, 2002

Board of Directors
Trans World Corporation
545 Fifth Avenue
New York, New York 10017

Members of the Board:

        You have asked Feldman Financial Advisors, Inc. ("Feldman Financial") to advise Trans World Corporation ("TWC" or the "Company") with respect to the fairness, from a financial point of view, to the unaffiliated shareholders of TWC of the offer consideration to be paid by the Company to the holders of $20.0 million principal amount 12% Senior Secured Notes due March 17, 2005 (the "Notes"). Unaffiliated shareholders are those shareholders who are not affiliated with Management or the Noteholders. It is our understanding that TWC is offering to acquire 100% of the Notes owned by twelve private investors who currently hold the Notes (the "Noteholders"). TWC will issue 22,640 shares (or more under certain circumstances) of its common stock, $.001 par value per share (the "Common Stock") for each $1,000 principal amount of the Notes tendered by the Noteholders. Alternatively, Noteholders may tender for a "Replacement Note." The Replacement Note will be unsecured and accrue interest at a rate of 6% per year for the first three years, half of which will be payable in cash annually on the anniversary date of the date of issuance and the other half will accrue and be payable on the maturity date. The rate on the Replacement Note will increase to 9.3% for year four and 10% for the last three years. The interest on the Replacement Note beginning in year four will be payable annually on the anniversary of the issue date. TWC will also issue an "Interest Note" to certain Noteholders who have not been paid certain accrued interest under the Notes. The Interest Notes are three year 8% promissory notes and will total approximately $2.5 million. The transaction described above is hereinafter referred to as "the Exchange."

        The Exchange is conditioned on, among other things, 100% of the Noteholders tendering the Notes and 92% of the principal amount of the Notes tendering for Common Stock. All of the conditions for the Exchange may be waived by TWC with the consent of the holder of a majority in principal amount of the Notes. If the Exchange is closed, TWC will issue 452,796,015 shares in the Exchange and the Noteholders who tender for the Common Stock will receive approximately 90% of the outstanding common stock. The terms of the Exchange are provided in the Company's preliminary prospectus filed with the Securities and Exchange Commission ("SEC") on November 5, 2002. Feldman Financial's opinion assumes the Exchange will be consummated substantially in accordance with the terms set forth in the preliminary prospectus as filed with the SEC on November 5, 2002.

        Feldman Financial Advisors, Inc. specializes in providing financial advisory and consulting services to companies. As part of our business, we are regularly engaged in the independent valuation of businesses and securities in connection with merger and acquisition transactions, initial public offerings, private placements, and recapitalizations. In rendering this opinion pursuant to our engagement, we are entitled to receive a fee from TWC for our services. We were also engaged by the Company to perform an analysis of the value of the Common Stock for tax purposes. In addition, the Company has agreed to indemnify us against certain liabilities arising out of our engagement.

        During the course of our engagement, we reviewed and analyzed publicly available and confidential materials bearing upon the financial and operating conditions of the Company, and material prepared in connection with the Exchange, including, but not limited to, the following: the preliminary prospectus filed with the SEC on November 5, 2002, the draft Agreement and Plan of Recapitalization as filed in the preliminary prospectus filed with the SEC on November 5, 2002, the Company's audited financial statements for the fiscal years ended December 31, 2000 and 2001 and its unaudited financial statements for the nine months ended September 30, 2002, certain other historical financial information concerning the Company, valuations of the Company's tangible assets performed by American Appraisal Associates, the projected future financial performance of TWC prepared by management with and without the Exchange, valuation and financial information of certain publicly held companies in the same business as TWC that we deemed comparable; terms and financial information of certain business combinations that we considered relevant, the historical trading activity for the Company's Common Stock; and financial and other information provided to us by the management of the Company. We discussed with senior management certain information relating to the aforementioned and any other matters which Feldman Financial deemed relevant to its inquiry.

        In the course of our review, we have relied upon and assumed the accuracy and completeness of all the financial and other information that was provided to us by the Company or any other party. We did not independently verify the information received. We have relied on the financial statements provided and assumed they complied fully with applicable accounting and sound business practices as of the date of such financial statements. We were not retained and did not conduct a physical inspection of any of the properties or facilities of the Company, nor did we make any independent evaluation or appraisal of the assets, liabilities, or prospects of the Company, in connection with our opinion as to the fairness of the Note exchange offer.

        In addition, we have discussed financial projections with the Company's senior management for the purpose of reviewing the future prospects of the Company. We assumed that they were reasonably prepared reflecting the best estimates and judgments of the management of the Company as to the future operating and financial performance of the Company. Further, there will usually be differences between prospective and actual results because events and circumstances frequently do not occur as expected and those differences may be material. Additionally, we performed such other studies, analyses, and examinations as we deemed appropriate. We also took into account our assessment of general market and financial conditions and our experience in other transactions, as well as our general experience in securities valuations.

        We have also assumed that there has been no material adverse change in the Company's assets, financial condition, results of operations, business, or prospects since the date of the most recent financial statements made available to us by the Company. Our opinion is necessarily based upon economic, market, monetary, and other conditions as they exist and can be evaluated as of the date hereof and the information made available to us through the date hereof. We do not have any obligation to update, revise, or reaffirm our opinion unless we are requested to do so by the Company and we agree to do so. We are not expressing any opinion as to the prices at which the Company's Common Stock may trade at any time.

        We express no opinion as to the underlying business decision to affect the Exchange, the structure or tax consequences of the Exchange or the availability or advisability of any alternatives to the Exchange. We were not requested to, and did not, solicit third party indications of interest in acquiring all or any part of the Company's Common Stock or the Notes. We did not structure the Exchange or negotiate the final terms of the Exchange. Our opinion is limited to the fairness to the unaffiliated shareholders, from a financial point of view, of the offer consideration to be paid by the Company to the holders of the Notes. We express no opinion with respect to any other items, legal, business, or otherwise, that may support the decision of the Board of Directors to approve or consummate the Exchange.

        In conducting our investigation and analyses and in arriving at our opinion expressed herein, we have taken into account such accepted procedures, analyses, and considerations as we have deemed relevant, including the review of: historical and projected revenues, operating earnings, net income and capitalization of the Company and certain other publicly held companies in businesses we believe to be comparable to the Company, financial and operating information concerning selected business combinations which we deemed comparable in whole or in part, the current and projected financial position and results of operations of the Company, the value of the assets of the Company, and general economic and market conditions. In arriving at our opinion, Feldman Financial did not attribute any particular weight to any analysis or factor considered by it, but rather made qualitative judgements as to the significance and relevance of each analysis and factor. Feldman Financial believes that its analyses must be considered as a whole and that selecting portions of its analyses, without considering all analyses, would create an incomplete view of the process underlying this opinion.

        It is understood that this letter is for the information of the Board of Directors and does not constitute a recommendation to any holder of the Company's Common Stock as to how such stockholder should vote with respect to the authorization of additional shares in order to permit TWC to undertake the note exchange offer or any matters related thereto. Our opinion does not constitute a recommendation to any Noteholder with respect to the Exchange.

        Based upon and subject to the foregoing, it is our opinion, as of the date hereof, that the offer consideration to be paid by the Company to the holders of the Notes is fair, from a financial point of view, to the unaffiliated Common Stockholders of TWC.

Sincerely,

FELDMAN FINANCIAL ADVISORS, INC.

TRANS WORLD CORPORATION

OFFER TO EXCHANGE 452,796,015 SHARES OF ITS

COMMON STOCK OR ITS

VARIABLE RATE PROMISSORY NOTES

DUE 2010

FOR

$20,000,000 OF ITS

OUTSTANDING 12% SENIOR SECURED NOTES DUE MARCH 17, 2005

PROSPECTUS

May     , 2003

The Exchange Agent for the note exchange offer is:

CONTINENTAL STOCK TRANSFER & TRUST COMPANY

By Mail: Continental Stock Transfer & Trust Company 17 Battery Place, 8th Floor New York, New York 10004	By Overnight Delivery: Continental Stock Transfer & Trust Company 17 Battery Place, 8th Floor New York, New York 10004

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20. Indemnification of Directors And Officers.

        Section 78.7502 of the Nevada Revised Statutes (the "Nevada Law") permits a corporation to indemnify any of its directors, officers, employees and agents against costs and expenses arising from claims, suits and proceedings if such persons acted in good faith and in a manner reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. Notwithstanding the foregoing, no indemnification may be made in respect of any claim, issue or matter, as to which such person is adjudged to be liable to the corporation unless and only to the extent that a court of competent jurisdiction determines that in view of all the circumstances of the case, the person is fairly and reasonably entitled to indemnity for such expenses as the court deems proper.

        In accordance with Nevada Revised Statutes 78.037, Article Seventh eliminates the personal liability of the directors of the Company to the fullest extent permitted by the Nevada General Corporation Law.

        Article Eighth of the registrant's Articles of Incorporation and Article X of the registrant's Bylaws provide for indemnification of directors and officers to the fullest extent now or hereafter permitted by law.

        The registrant and its wholly-owned subsidiary, TWG International U.S. Corporation, have agreed to indemnify Value Partners against any third party claims that might arise out of its participation in the note exchange offer.

        The registrant maintains liability insurance under which officers and directors are generally indemnified against losses and liability (including costs, expenses, settlements, and judgments) incurred by them in such capacities, individually or otherwise, other than specified excluded losses. The insurance policy will pay on behalf of the registrant all covered losses for which the registrant grants indemnification of each officer or director as permitted by law which the officer or director becomes legally obligated to pay on account of an indemnifiable claim. The policy generally covers liabilities arising under the federal securities laws, other than specified exclusions such as any payment for a loss arising out of a deliberate criminal or deliberate fraudulent act by the insured.

Item 21. Exhibits And Financial Statement Schedules.

        (a)    Exhibits

3.1(a)	Articles of Incorporation	Incorporated by reference to Exhibit 3.1 contained in the registration statement on Form SB-2 (File No. 33-85446-A)
3.1(b)	Certificate of Amendment to Articles of Incorporation	Incorporated by reference to Exhibit 3.1 contained in the Form 10-KSB for the fiscal year ended December 31, 2000 (File No. 0-25244)
3.2	Bylaws	Incorporated by reference to Exhibit 3.2 contained in the registration statement on Form SB-2 (File No. 33-85446-A)
4.1	Specimen Common Stock Certificate	Incorporated by reference to Exhibit 4.1 contained in the registration statement on Form SB-2 (File No. 33-85446-A)

4.2	Indenture dated March 31, 1998, as supplemented on October 29, 1998, October 15, 1999 and September 10, 2001, among the registrant, TWC International U.S. Corporation, TWC Finance Corp. and U.S. Trust Company of Texas, N.A.	Incorporated by reference to Exhibit 4(I) contained in the Form 8-K filed on April 14, 1998 (File No. 0-25244) Each of the supplements is filed herewith.
4.3	Indenture dated March 31, 1998, as supplemented on October 29, 1998, October 15, 1999 and September 10, 2001, between TWC International U.S. Corporation and U.S. Trust Company of Texas, N.A.	Incorporated by reference to Exhibit 4(III) contained in the Form 8-K filed on April 14, 1998 (File No. 0-25244) Each of the supplements is filed herewith.
4.4	Series A Warrant to Purchase Common Stock dated March 31, 1998	Incorporated by reference to Exhibit 4(VI) contained in the Form 8-K filed on April 14, 1998 (File No. 0-25244)
4.5	Series B Warrant to Purchase Common Stock dated March 31, 1998	Incorporated by reference to Exhibit 4(VII) contained in the Form 8-K filed on April 14, 1998 (File No. 0-25244)
4.6	Series C Warrant to Purchase Common Stock dated March 31, 1998	Incorporated by reference to Exhibit 4(II) contained in the Form 8-K filed on April 14, 1998 (File No. 0-25244)
4.7	Series G Warrant to purchase Common Stock dated October 15, 1999	Incorporated by reference to Exhibit 10.49 contained in the Form 10-KSB filed on May 30, 2000 (File No. 0-25244)
4.8	Agreement to Amend Warrants dated March 31, 1998 among the Company and the named Holders	Incorporated by reference to Exhibit 4(VIII) contained in the Form 8-K filed on April 14, 1998 (File No. 0-25244)
4.9	Form of Agreement and Plan of Recapitalization	*
4.10	Form of 8% Promissory Note due 2006	*
4.11	Form of Variable Rate Promissory Note due 2010	*
5	Opinion of Elias, Matz, Tiernan & Herrick L.L.P., Washington, D.C.
8.1	Tax opinion of Elias, Matz, Tiernan & Herrick L.L.P., Washington, D.C.
10.1	1993 Incentive Stock Option Plan	Incorporated by reference to Exhibit 10.13 contained in the registration statement on Form SB-2 (File No. 33-85446-A)
10.2	Loan Agreement dated June 11, 1997 between the Company and Value Partners	Incorporated by reference to Exhibit 10.36 contained in the Form 8-K filed on June 17, 1997 (File No. 0-25244)
10.3	Loan Agreement dated October 27, 1997, between Value Partners, and the Company	Incorporated by reference to Exhibit 10.1 contained in the Form 10-QSB for the quarter ended September 30, 1997, filed on November 12, 1997 (File No. 0-25244)

10.4	Employment Agreement between the Company and Rami S. Ramadan dated July 12, 1999	Incorporated by reference to Exhibit 10.1 contained in the Form 8-K filed on July 13, 1999 (File No. 0-25244)
10.5	Amendment to Employment Agreement between the Company and Rami S. Ramadan dated July 1, 2002	*
10.6	1998 Incentive Stock Option Plan	Incorporated by reference to Exhibit 10.46 contained in the Form 10-KSB filed on May 30, 2000 (File No. 0-25244)
10.7	1999 Non-Employee Director Stock Option Plan	Incorporated by reference to Exhibit 10.47 contained in the Form 10-KSB filed on May 30, 2000 (File No. 0-25244)
10.8	Form of 12% Secured Senior Note due March 2005	Incorporated by reference to Exhibit 10.48 contained in the Form 10-KSB filed on May 30, 2000 (File No. 0-25244)
10.9	English Restatement of the Spanish Agreement of Sale of Casino de Zaragoza	Incorporated by reference to Exhibit 99.2 contained in the Form 8-K filed on January 9, 2002 (File No. 0-22544)
10.10	Form of Fourth Supplemental Trust Indenture by and among Trans World Corporation, TWG International U.S. Corporation, TWG Finance Corp. and The Bank of New York Trust Company of Florida, N.A. (as Trustee)	*
10.11	Waiver and Forbearance of Covenant Violations (Interest)—Primary Indenture
10.12	Waiver and Forbearance of Covenant Violations (Interest)—Finance Indenture
10.13	Indemnification Agreement by and between Value Partners, Ltd., Trans World Corporation and TWG International U.S. Corporation dated February 12, 2003	*
12	Statement regarding Computation of Ratio of Earnings to Fixed Charges	*
21.0	Subsidiaries	*
23.1	Consent of Elias, Matz, Tiernan & Herrick L.L.P. (included as part of Exhibit 5)
23.2	Consent of Rothstein, Kass & Company, P.C., Roseland, New Jersey
23.3	Consent of Feldman Financial Advisors, Inc., Washington, D.C.
23.4	Consent of Ernst & Young, Zaragoza, Spain
24	Power of Attorney (included on signature page of this registration statement)	*

99.1	Form of Letter of Transmittal with respect to the note exchange offer
99.2	Form of Notice of Guaranteed Delivery with respect to the note exchange offer
99.3	Form of proxy	*
99.4	Letter to the stockholders regarding the special meeting	*
99.5	Form of press release to announce commencement of note exchange offer

*
Previously filed with Registration Statement on Form S-4 on November 5, 2002 or in Amendment No. 1, or No. 2 to such Registration Statement filed on December 31, 2002 or No. 3 to such Registration Statement filed on March 28, 2003 or No. 4 to such Registration Statement filed on April 17, 2003 or No. 5 to such Registration Statement filed on April 25, 2003 (SEC File No. 333-101028).

        (b)    Financial Statements and Schedules

        No financial statement schedules are filed because the required information is not applicable or is included in the consolidated financial statements or related notes.

Item 22. Undertakings.

        (a)   The undersigned registrant hereby undertakes that insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

        (b)   The undersigned registrant hereby undertakes:

          (1)   To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

              (i)  To include any prospectus required by Section 10(a)(3) of the Act;

             (ii)  To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) of the Securities Act if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and

            (iii)  To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

          (2)   That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (3)   To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

        (c)   The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Pre-Effective Amendment No. 6 to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on May 13, 2003.

TRANS WORLD CORPORATION
By:	/s/ RAMI S. RAMADAN Rami S. Ramadan President and Chief Executive Officer

POWER OF ATTORNEY

        Pursuant to the requirements of the Securities Act of 1933, this Pre-Effective Amendment No. 6 to the registration statement has been signed by the following persons in the capacities and on the dates indicated.

Name	Title(s)	Date

/s/ RAMI S. RAMADAN Rami S. Ramadan	President, Chief Executive Officer, Chief Financial Officer and Director (Principal Executive Officer and Principal Financial and Accounting Officer)	May 13, 2003
/s/ GEOFFREY B. BAKER* Geoffrey B. Baker	Director	May 13, 2003
/s/ JULIO E. HEURTEMATTE, JR.* Julio E. Heurtematte, Jr.	Director	May 13, 2003
/s/ MALCOLM M.B. STERRETT*
Malcom M.B. Sterrett	Director	May 13, 2003

* By Rami S. Ramadan, each such person's Attorney-in-Fact.

INDEX TO EXHIBITS

3.1(a)	Articles of Incorporation
3.1(b)	Certificate of Amendment to Articles of Incorporation
3.2	Bylaws
4.1	Specimen Common Stock Certificate
4.2
Indenture dated March 31, 1998, as supplemented on October 29, 1998, October 15, 1999 and September 10, 2001, among the registrant, TWC International U.S. Corporation, TWC Finance Corp. and U.S. Trust Company of Texas, N.A.
4.3	Indenture dated March 31, 1998, as supplemented on October 29, 1998, October 15, 1999 and September 10, 2001, between TWC International U.S. Corporation and U.S. Trust Company of Texas, N.A.
4.4	Series A Warrant to Purchase Common Stock dated March 31, 1998
4.5	Series B Warrant to Purchase Common Stock dated March 31, 1998
4.6	Series C Warrant to Purchase Common Stock dated March 31, 1998
4.7	Series G Warrant to purchase Common Stock dated October 15, 1999
4.8	Agreement to Amend Warrants dated March 31, 1998 among the Company and the named Holders
4.9	Form of Agreement and Plan of Recapitalization
4.10	Form of 8% Promissory Note due 2006
4.11	Form of Variable Rate Promissory Note due 2010
5	Opinion of Elias, Matz, Tiernan & Herrick L.L.P., Washington, DC
8.1	Tax opinion of Elias, Matz, Tiernan & Herrick L.L.P., Washington, DC
10.1	1993 Incentive Stock Option Plan
10.2	Loan Agreement dated June 11, 1997 between the Company and Value Partners
10.3	Loan Agreement dated October 27, 1997, between Value Partners, and the Company
10.4	Employment Agreement between the Company and Rami S. Ramadan dated July 12, 1999
10.5	Amendment to Employment Agreement between the Company and Rami S. Ramadan dated July 1, 2002
10.6	1998 Incentive Stock Option Plan
10.7	1999 Non-Employee Director Stock Option Plan
10.8	Form of 12% Secured Senior Note due March 2005
10.9	English Restatement of the Spanish Agreement of Sale of Casino de Zaragoza
10.10	Form of Fourth Supplemental Trust Indenture by and among Trans World Corporation, TWG International U.S. Corporation, TWG Finance Corp. and The Bank of New York Trust Company of Florida, N.A.
10.11	Waiver and Forbearance of Covenant Violations (Interest)—Primary Indenture

10.12	Waiver and Forbearance of Covenant Violations (Interest)—Finance Indenture
10.13	Indemnification Agreement by and between Value Partners, Ltd., Trans World Corporation and TWG International U.S. Corporation dated February 12, 2003
12	Statement regarding Computation of Ratio of Earnings to Fixed Charges
21.0	Subsidiaries
23.1	Consent of Elias, Matz, Tiernan & Herrick L.L.P. (included as part of Exhibit 5)
23.2	Consent of Rothstein, Kass & Company, P.C., Roseland, New Jersey
23.3	Consent of Feldman Financial Advisors, Inc., Washington, D.C.
23.4	Consent of Ernst & Young, Zaragoza, Spain
24	Power of Attorney (included on signature page of this registration statement)
99.1	Form of Letter of Transmittal with respect to the note exchange offer
99.2	Form of Notice of Guaranteed Delivery with respect to the note exchange offer
99.3	Form of proxy
99.4	Letter to the stockholders regarding the special meeting
99.5	Form of press release to announce commencement of note exchange offer